IRSA Inversiones y Representaciones Sociedad Anónima

Unaudited Condensed Interim Consolidated Financial Statements as of December 31, 2018 and for the six and three-month period ended as of that date, presented comparatively

Legal information

Denomination: IRSA Inversiones y Representaciones Sociedad Anónima.

Fiscal year N°: 76, beginning on July 1st, 2018.

Legal address: 108 Bolívar St., 1st floor, Autonomous City of Buenos Aires, Argentina.

Company activity: Real estate investment and development.

Date of registration of the by-laws in the Public Registry of Commerce: June 23, 1943.

Date of registration of last amendment of the by-laws in the Public Registry of Commerce: August 7, 2017.

Expiration of the Company’s by-laws: April 5, 2043.

Registration number with the Superintendence: 213,036.

Capital: 578,676,460 shares of common stock.

Common Stock subscribed, issued and paid up nominal value (in millions of Ps.): 579.

Parent Company: Cresud Sociedad Anónima, Comercial, Inmobiliaria, Financiera y Agropecuaria
(Cresud S.A.C.I.F. y A.).

Legal Address: 877 Moreno St., 23rd. floor, Autonomous City of Buenos Aires, Argentina.

Main activity: Real estate, agricultural, commercial and financial activities.

Direct and indirect interest of the Parent Company in the capital stock: 366,788,251 common shares.

Percentage of votes of the Parent Company (direct and indirect interest) on the shareholders’ equity: 63.74% (1).

Type of stock	CAPITAL STATUS
	Shares authorized for Public Offering (2)	Subscribed, issued and paid up nominal value (in millions of Pesos)
Common stock with a par value of Ps. 1 per share and entitled to 1 vote each	578,676,460	579

(1) For computation purposes, treasury shares have been subtracted.
(2) Company not included in the Optional Statutory System of Public Offer of Compulsory Acquisition.

Glossary

The following are not technical definitions, but help the reader to understand certain terms used in the wording of the notes to the Group´s Financial Statements.

Terms	Definitions
BACS	Banco de Crédito y Securitización S.A.
BCRA	Central Bank of the Argentine Republic
BHSA	Banco Hipotecario S.A.
Cellcom	Cellcom Israel Ltd.
Clal	Clal Holdings Insurance Enterprises Ltd.
CNV	Argentine Securities Commission
CODM	Chief operating decision maker
CPF	Collective Promotion Funds
Condor	Condor Hospitality Trust Inc.
Cresud	Cresud S.A.C.I.F. y A.
DIC	Discount Investment Corporation Ltd.
Efanur	Efanur S.A.
Financial Statements	Unaudited Condensed Interim Consolidated Financial Statements
Annual Financial Statements	Consolidated Financial Statements as of June 30, 2018
HASA	Hoteles Argentinos S.A.
IAS	International Accounting Standards
IASB	International Accounting Standards Board
IDBT	IDB Tourism (2009) Ltd.
IDBD	IDB Development Corporation Ltd.
IFISA	Inversiones Financieras del Sur S.A.
IFRS	International Financial Reporting Standards
IRSA, “The Company”, “Us”, “We”	IRSA Inversiones y Representaciones Sociedad Anónima
IRSA CP	IRSA Propiedades Comerciales S.A.
Israir	Israir Airlines & Tourism Ltd.
LRSA	La Rural S.A.
Metropolitan	Metropolitan 885 Third Avenue Leasehold LLC
MPIT	Minimum presumed income tax
NCN	Non-convertible Notes
New Lipstick	New Lipstick LLC
NIS	New Israeli Shekel
PBC	Property & Building Corporation Ltd.
PBEL	PBEL Real Estate LTD
Quality	Quality Invest S.A.
Shufersal	Shufersal Ltd.
Tarshop	Tarshop S.A.
Tyrus	Tyrus S.A.

IRSA Inversiones y Representaciones Sociedad Anónima

Unaudited Condensed Interim Consolidated Statements of Financial Position
as of December 31, 2018 and June 30, 2018
(All amounts in millions, except otherwise indicated)
Free translation from the original prepared in Spanish for publication in Argentina

	Note	12.31.2018	06.30.2018
ASSETS
Non-current assets
Investment properties	8	205,674	207,497
Property, plant and equipment	9	18,322	18,111
Trading properties	10, 21	4,483	8,477
Intangible assets	11	15,375	15,805
Other assets		50	241
Investments in associates and joint ventures	7	28,268	33,039
Deferred income tax assets	18	350	456
Income tax and MPIT credit		437	529
Restricted assets	12	3,824	2,606
Trade and other receivables	13	10,634	10,379
Investments in financial assets	12	2,089	2,186
Financial assets held for sale	12	8,927	9,928
Total non-current assets		298,433	309,254
Current assets
Trading properties	10, 21	2,871	4,175
Inventories	21	757	803
Restricted assets	12	3,966	5,411
Income tax and MPIT credit		404	507
Group of assets held for sale	27	7,800	6,618
Trade and other receivables	13	18,878	19,057
Investments in financial assets	12	34,005	32,494
Financial assets held for sale	12	7,206	5,693
Derivative financial instruments	12	85	111
Cash and cash equivalents	12	53,216	47,569
Total current assets		129,188	122,438
TOTAL ASSETS		427,621	431,692
SHAREHOLDERS’ EQUITY
Shareholders' equity attributable to equity holders of the parent (according to corresponding statement)		42,324	50,259
Non-controlling interest		48,871	47,671
TOTAL SHAREHOLDERS’ EQUITY		91,195	97,930
LIABILITIES
Non-current liabilities
Borrowings	16	230,686	230,784
Deferred income tax liabilities	18	31,504	33,836
Trade and other payables	15	2,164	4,608
Income tax and MPIT liabilities		1	-
Provisions	17	5,047	4,524
Employee benefits		131	140
Derivative financial instruments	12	367	31
Salaries and social security liabilities		83	85
Total non-current liabilities		269,983	274,008
Current liabilities
Trade and other payables	15	14,188	18,786
Borrowings	16	43,892	32,616
Provisions	17	1,346	1,342
Group of liabilities held for sale	27	4,589	4,134
Salaries and social security liabilities		1,761	1,978
Income tax and MPIT liabilities		484	667
Derivative financial instruments	12	183	231
Total current liabilities		66,443	59,754
TOTAL LIABILITIES		336,426	333,762
TOTAL SHAREHOLDERS’ EQUITY AND LIABILITIES		427,621	431,692

The accompanying notes are an integral part of these Unaudited Condensed Interim Consolidated Financial Statemets.

__________________________ Alejandro G. Elsztain Vice President II Acting as President

IRSA Inversiones y Representaciones Sociedad Anónima

Unaudited Condensed Interim Consolidated Statements of Income and Other Comprehensive Income
for the six and three-month periods ended December 31, 2018 and 2017
(All amounts in millions, except otherwise indicated)
Free translation from the original prepared in Spanish for publication in Argentina

		Six month		Three month
	Note	12.31.2018	12.31.2017	12.31.2018	12.31.2017
Revenues	19	27,879	23,732	15,009	12,436
Costs	20, 21	(16,283)	(13,421)	(8,404)	(7,081)
Gross profit		11,596	10,311	6,605	5,355
Net (loss) / gain from fair value adjustment of investment properties	8	(5,451)	10,206	(13,619)	8,141
General and administrative expenses	20	(3,189)	(2,739)	(1,659)	(1,432)
Selling expenses	20	(3,474)	(3,288)	(1,704)	(1,681)
Other operating results, net	22	347	1,079	97	914
(Loss) / profit from operations		(171)	15,569	(10,280)	11,297
Share of loss of associates and joint ventures	7	(705)	101	(475)	(561)
(Loss) / profit before financial results and income tax		(876)	15,670	(10,755)	10,736
Finance income	23	1,037	618	(466)	286
Finance costs	23	(9,031)	(9,663)	2,682	(3,471)
Other financial results	23	1,213	1,024	(7,109)	550
Inflation adjustment		(387)	(186)	15	142
Financial results, net		(7,168)	(8,207)	(4,878)	(2,493)
(Loss) / profit before income tax		(8,044)	7,463	(15,633)	8,243
Income tax expense	18	1,880	3,366	4,040	5,031
(Loss) / profit for the period from continuing operations		(6,164)	10,829	(11,593)	13,274
Profit for the period from discontinued operations	28	717	1,291	772	731
(Loss) / profit for the period		(5,447)	12,120	(10,821)	14,005
Other comprehensive income:
Items that may be reclassified subsequently to profit or loss:
Currency translation adjustment		200	(4,742)	(10,347)	(1,077)
Change in the fair value of hedging instruments net of income taxes		28	-	27	-
Items that may not be reclassified subsequently to profit or loss, net of income tax:
Actuarial profit from defined contribution plans		-	(72)	-	(50)
Other comprehensive income / (loss) for the period from continuing operations		228	(4,814)	(10,320)	(1,127)
Other comprehensive income for the period from discontinued operations		16	399	(420)	115
Total other comprehensive income / (loss) for the period		244	(4,415)	(10,740)	(1,012)
Total comprehensive (loss) / income for the period		(5,203)	7,705	(21,561)	12,993
Total comprehensive (loss) / income from continuing operations		(5,936)	6,015	(21,913)	12,147
Total comprehensive income from discontinued operations		733	1,690	352	846
Total comprehensive (loss) / income for the period		(5,203)	7,705	(21,561)	12,993
(Loss) / profit for the period attributable to:
Equity holders of the parent		(5,271)	9,762	(6,402)	2,943
Non-controlling interest		(176)	2,358	(4,419)	11,062
(Loss) / profit from continuing operations attributable to:
Equity holders of the parent		(6,005)	9,088	(5,612)	3,325
Non-controlling interest		(159)	1,741	(5,981)	9,949
Total comprehensive (Loss) / income attributable to:
Equity holders of the parent		(5,458)	8,110	(8,765)	2,928
Non-controlling interest		255	(405)	(12,796)	10,065
Total comprehensive (Loss) / income from continuing operations attributable to:
Equity holders of the parent		(6,208)	7,168	(8,955)	2,471
Non-controlling interest		272	(1,153)	(12,958)	9,676
(Loss) / profit per share attributable to equity holders of the parent:
Basic		(9.17)	16.98	(11.13)	5.12
Diluted		(9.17)	16.86	(11.13)	5.08
(Loss) / profit per share from continuing operations attributable to equity holders of the parent:
Basic		(10.44)	15.81	(9.76)	5.78
Diluted		(10.44)	15.70	(9.76)	5.74

The accompanying notes are an integral part of these Unaudited Condensed Interim Consolidated Financial Statements.
_________________________. Alejandro G. Elsztain Vice President II Acting as President

IRSA Inversiones y Representaciones Sociedad Anónima

Unaudited Condensed Interim Consolidated Statements of Changes in Shareholders’ Equity
for the six-month period ended December 31, 2018
(All amounts in millions, except otherwise indicated)
Free translation from the original prepared in Spanish for publication in Argentina

	Attributable to equity holders of the parent
	Share capital	Treasury shares	Inflation adjustment of share capital and treasury shares (1)	Share premium	Additional paid-in capital from treasury shares	Legal reserve	Special reserve Resolution CNV 609/12 (2)	Other reserves (3)	Retained earnings	Subtotal	Non-controlling interest	Total Shareholders’ equity
Balance as of July 1, 2018	575	4	7,512	8,336	45	278	5,390	2,812	25,307	50,259	47,671	97,930
Adjustments previous periods (IFRS 9 and 15) (Note 2.2)	-	-	-	-	-	-	-	-	(188)	(188)	(3)	(191)
Restated balance as of July 1, 2018	575	4	7,512	8,336	45	278	5,390	2,812	25,119	50,071	47,668	97,739
Loss for the period	-	-	-	-	-	-	-	-	(5,271)	(5,271)	(176)	(5,447)
Other comprehensive (loss) / income for the period	-	-	-	-	-	-	-	(187)	-	(187)	431	244
Total profit and other comprehensive (loss) / income for the period	-	-	-	-	-	-	-	(187)	(5,271)	(5,458)	255	(5,203)
Incorporation by biussness combination	-	-	-	-	-	-	-	-	-	-	(9)	(9)
Appropriation of retained earnings approved by Shareholders’ meeting held on 10.29.18	-	-	-	-	-	-	-	37,521	(37,521)	-	-	-
Share-based compensation	-	-	-	-	-	-	-	-	-	-	19	19
Capitalization of shareholders' contributions	-	-	-	-	-	-	-	-	-	-	(6)	(6)
Dividends distribution to non-controlling interest in subsidiaries	-	-	-	-	-	-	-	-	(1,496)	(1,496)	(365)	(1,861)
Changes in non-controlling interest	-	-	-	-	-	-	-	(793)	-	(793)	1,309	516
Balance as of December 31, 2018	575	4	7,512	8,336	45	278	5,390	39,353	(19,169)	42,324	48,871	91,195

(1)
Includes Ps. 1 of Inflation adjustment of treasury shares. See Note 16 to the Annual Financial Statements.
(2)
Related to CNV General Resolution N° 609/12.
(3)
Group´s other reserves for the period ended December 31, 2018 are comprised as follows:

	Cost of treasury stock	Changes in non-controlling interest	Reserve for share-based payments	Reserve for future dividends	Currency translation adjustment reserve	Hedging instruments	Revaluation surplus	Special reserve	Reserve for defined contribution plans	Other reserves from subsidiaries	Total Other reserves
Balance as of July 1, 2018	(105)	(2,240)	129	970	621	60	60	3,434	(178)	61	2,812
Other comprehensive loss for the period	-	-	-	-	(157)	(30)	-	-	-	-	(187)
Total comprehensive loss for the period	-	-	-	-	(157)	(30)	-	-	-	-	(187)
Appropriation of retained earnings approved by Shareholders’ meeting held on 10.29.18	-	-	-	-	-	-	-	37,521	-	-	37,521
Share-based compensation	1	-	(1)	-	-	-	-	-	-	-	-
Changes in non-controlling interest	-	(793)	-	-	-	-	-	-	-	-	(793)
Balance as of December 31, 2018	(104)	(3,033)	128	970	464	30	60	40,955	(178)	61	39,353

The accompanying notes are an integral part of these Unaudited Condensed Interim Consolidated Financial Statements.
_________________________ Alejandro G. Elsztain Vice President II Acting as President

IRSA Inversiones y Representaciones Sociedad Anónima

Unaudited Condensed Interim Consolidated Statements of Changes in Shareholders’ Equity
for the six-month period ended December 31, 2017
(All amounts in millions, except otherwise indicated)
Free translation from the original prepared in Spanish for publication in Argentina

	Attributable to equity holders of the parent
	Share capital	Treasury shares	Inflation adjustment of share capital and treasury shares (1)	Share premium	Additional paid-in capital from treasury shares	Legal reserve	Special reserve Resolution CNV 609/12 (2)	Other reserves (3)	Retained earnings	Subtotal	Non-controlling interest	Total Shareholders’ equity
Balance as of July 1, 2017	575	4	7,509	8,336	43	278	5,390	3,865	18,743	44,743	36,645	81,388
Profit for the period	-	-	-	-	-	-	-	-	9,762	9,762	2,358	12,120
Other comprehensive loss for the period	-	-	-	-	-	-	-	(1,652)	-	(1,652)	(2,763)	(4,415)
Total profit / (loss) and other comprehensive income for the period	-	-	-	-	-	-	-	(1,652)	9,762	8,110	(405)	7,705
Appropriation of retained earnings approved by Shareholders’ meeting held on 10.31.17	-	-	-	-	-	-	-	3,435	(3,435)	-	-	-
Distribution to legal reserve	-	-	-	-	-	-	-	-	-	-	-	-
Share-based compensation	-	-	-	-	-	-	-	2	-	2	52	54
Issuance of capital	-	-	-	-	-	-	-	-	-	-	3	3
Changes in non-controlling interest	-	-	-	-	-	-	-	(3,100)	-	(3,100)	4,449	1,349
Capitalization of contributions	-	-	-	-	-	-	-	-	(2,164)	(2,164)	-	(2,164)
Dividends distribution to non-controlling interest in subsidiaries	-	-	-	-	-	-	-	-	-	-	(156)	(156)
Balance as of December 31, 2017	575	4	7,509	8,336	43	278	5,390	2,550	22,906	47,591	40,588	88,179

(1)   Includes Ps. 1 of Inflation adjustment of treasury shares. See Note 16 to the Annual Financial Statements.
(2)   Related to CNV General Resolution N° 609/12.
(3)   Group’s other reserves for the period ended December 31, 2017 are comprised as follows:

	Cost of treasury stock	Changes in non-controlling interest	Reserve for share-based payments	Reserve for future dividends	Currency translation adjustment reserve	Hedging instruments	Special reserve	Reserve for defined contribution plans	Other reserves from subsidiaries	Total Other reserves
Balance as of July 1, 2017	(108)	306	132	970	2,498	30	-	(24)	61	3,865
Other comprehensive loss for the period	-	-	-	-	(1,534)	(19)	-	(99)	-	(1,652)
Total comprehensive loss for the period	-	-	-	-	(1,534)	(19)	-	(99)	-	(1,652)
Appropriation of retained earnings approved by Shareholders’ meeting held on 10.31.17	-	-	-	-	-	-	3,435	-	-	3,435
Share-based compensation	-	-	2	-	-	-	-	-	-	2
Changes in non-controlling interest	-	(3,100)	-	-	-	-	-	-	-	(3,100)
Balance as of December 31, 2017	(108)	(2,794)	134	970	964	11	3,435	(123)	61	2,550

The accompanying notes are an integral part of these Unaudited Condensed Interim Consolidated Financial Statements.
_________________________ Alejandro G. Elsztain Vice President II Acting as President

IRSA Inversiones y Representaciones Sociedad Anónima

Unaudited Condensed Interim Consolidated Statements of Cash Flows
for the six-month periods ended December 31, 2018 and 2017
(All amounts in millions, except otherwise indicated)
Free translation from the original prepared in Spanish for publication in Argentina

	Note	12.31.2018	12.31.2017
Operating activities:
Net cash generated from continuing operating activities before income tax paid	14	6,712	7,750
Income tax and MPIT paid		(498)	(265)
Net cash generated from continuing operating activities		6,214	7,485
Net cash generated from discontinued operating activities		678	4,230
Net cash generated from operating activities		6,892	11,715
Investing activities:
(Increase) / Decrease of interest in associates and joint ventures		(12)	46
Acquisition, improvements and advance payments for the development of investment properties		(2,571)	(1,901)
Decrease in cash due to deconsolidation of subsidiary		(6)	-
Proceeds from sales of investment properties		17	390
Acquisitions and improvements of property, plant and equipment		(1,521)	(1,450)
Advanced payments		-	(229)
Acquisitions of intangible assets		(1,064)	(540)
Proceeds from sales of property, plant and equipment		9	-
Acquisitions of subsidiaries, net of cash acquired		(39)	-
Net increase of restricted deposits		(414)	(964)
Dividends collected from associates and joint ventures		160	-
Proceeds from sales of interest held in associates and joint ventures		4,746	-
Proceeds from loans granted		68	846
Payment of acquisition of non controlling interest		(227)	-
Acquisitions of investments in financial assets		(14,892)	(20,415)
Proceeds from disposal of investments in financial assets		15,451	11,484
Interest received from financial assets		448	246
Dividends received		43	117
Loans granted to related parties		(8)	(541)
Loans granted		-	(141)
Net cash generated from / (used in) continuing investing activities		188	(13,052)
Net cash used in discontinued investing activities		(22)	(1,343)
Net cash generated from / (used in) investing activities		166	(14,395)
Financing activities:
Borrowings and issuance of non-convertible notes		24,561	20,560
Payment of borrowings and non-convertible notes		(14,800)	(9,489)
(Payment) / collections of short term loans, net		(706)	30
Interests paid		(5,604)	(4,124)
Repurchase of non-convertible notes		(1,441)	-
Capital contributions from non-controlling interest in subsidiaries		94	247
Acquisition of non-controlling interest in subsidiaries		(1,120)	-
Proceeds from sales of non-controlling interest in subsidiaries		5	5,010
Loans received from associates and joint ventures, net		50	-
Payment of borrowings to related parties		(1)	-
Dividends paid		(79)	-
Dividends paid to non-controlling interest in subsidiaries		(299)	(141)
Proceeds from derivative financial instruments, net		192	167
Net cash generated from continuing financing activities		852	12,260
Net cash generated from /(used in) discontinued financing activities		(28)	2,231
Net cash generated from financing activities		824	14,491
Net increase in cash and cash equivalents from continuing activities		7,254	6,693
Net increase in cash and cash equivalents from discontinued activities		628	5,118
Net increase in cash and cash equivalents		7,882	11,811
Cash and cash equivalents at beginning of period	13	47,569	41,017
Cash and cash equivalents reclassified as held-for-sale		(634)	(104)
Foreign exchange gain on cash and changes in fair value of cash equivalents		(1,582)	(5,724)
Inflation adjustment		(19)	-
Cash and cash equivalents at end of period	13	53,216	47,000

The accompanying notes are an integral part of these Unaudited Condensed Interim Consolidated Financial Statements.

___________________________ Alejandro G. Elsztain Vice President II Acting as President

IRSA Inversiones y Representaciones Sociedad Anónima

Notes to the Unaudited Condensed Interim Consolidated Financial Statements
(Amounts in millions, except otherwise indicated)
Free translation from the original prepared in Spanish for publication in Argentina

1.
The Group’s business and general information

These Financial Statements have been approved for issuance by the Board of Directors, on February 28, 2019.

IRSA was founded in 1943, and it is engaged in a diversified range of real estate activities in Argentina since 1991. IRSA and its subsidiaries are collectively referred to hereinafter as “the Group”. Cresud is our direct parent company and IFIS Limited is our ultimate parent company.

The Group has established two Operations Centers, Argentina and Israel, to manage its global business, mainly through the following companies:
(*) See note 4.G. to the Annual Financial Statements for more information about the changes within the Operations Center in Israe

2.
Summary of significant accounting policies

2.1.
Basis of preparation

The CNV, in Title IV "Periodic Information Regime" - Chapter III "Rules relating to the presentation and valuation of financial statements" - Article 1, of its standards, has established the application of the Technical Resolution No. 26 (RT 26) of the FACPCE and its amendments, which adopt IFRS, issued by the IASB, for certain companies included in the public offering regime of Law No. 26,831, either because of its stock or its non-convertible notes, or that have requested authorization to be included in the aforementioned regime.

For the preparation of these financial statements, the Group has made use of the option provided by IAS 34, and has prepared them in condensed form. Therefore, these financial statements do not include all the information required in a complete set of annual financial statements and, consequently, their reading is recommended together with the annual audited financial statements as of June 30, 2018.

The management of the Group has prepared these financial statements in accordance with the accounting principles established by the CNV, which are based on the application of IFRS, in particular of IAS 34.

Additionally, the information required by the CNV indicated in article 1, Chapter III, Title IV of General Resolution N° 622/13 has been included. This information is included in a note to these financial statements.

IRSA Inversiones y Representaciones Sociedad Anónima

IAS 29 "Financial Reporting in Hyperinflationary Economies" requires that the financial statements of an entity whose functional currency is one of a hyperinflationary economy be expressed in terms of the current unit of measurement at the closing date of the reporting period, regardless of whether they are based on the historical cost method or the current cost method. To do so, in general terms, the inflation produced from the date of acquisition or from the revaluation date, as applicable, must be calculated by non-monetary items. This requirement also includes the comparative information of the financial statements.

In order to conclude on whether an economy is categorized as high inflation in the terms of IAS 29, the standard details a series of factors to be considered, including the existence of an accumulated inflation rate in three years that is approximate or exceeds 100%. Accumulated inflation in Argentina in three years is over 100%. It is for this reason that, in accordance with IAS 29, Argentina is considered a high inflation economy starting July 1, 2018.

In addition, Law No. 27,468 (published in the Official Gazette on December 4, 2018), amended Section 10 of Law No. 23,928, as amended, and established that the derogation of all the laws or regulations imposing or authorizing price indexation, monetary restatement, cost variation or any other method for strengthening debts, taxes, prices or rates of goods, works or services, does not extend to financial statements, as to which the provisions of Section 62 in in line with the General Companies Law No. 19,550 (1984 revision), as amended, shall continue to apply. Moreover, the referred law repealed Decree No. 1269/2002 dated July 16, 2002, as amended, and delegated to the Argentine Executive Branch the power to establish, through its controlling agencies, the effective date of the referred provisions in connection with the financial statements filed with it. Therefore, under General Resolution 777/2018 (published in the Official Gazette on December 28, 2018) the CNV ordered that issuers subject to its supervision shall apply the inflation adjustment to present the financial statements in terms of the current measuring unit set forth in IAS 29 in their annual, interim and special financial statements closed on or after December 31, 2018.

Pursuant to IAS 29, the financial statements of an entity whose functional currency is that of a high inflationary economy should be reported in terms of the measuring unit current as of the date of the financial statements. All the amounts included in the statement of financial position which are not stated in terms of the measuring unit current as of the date of the financial statements should be restated applying the general price index. All items in the statement of income should be stated in terms of the measuring unit current as of the date of the financial statements, applying the changes in the general price index recorded from the date on which the revenues and expenses were originally recognized in the financial statements.

Adjustment for inflation in the initial balances has been calculated considering the indexes reported by the Argentine Federation of Professional Councils in Economic Sciences (FACPCE) based on the price indexes published by the Argentine Institute of Statistics and Census (INDEC).

The principal inflation adjustment procedures are the following:

-
Monetary assets and liabilities that are recorded in the current currency as of the balance sheet’s closing date are not restated because they are already stated in terms of the currency unit current as of the date of the financial statements.
-
Non-monetary assets and liabilities are recorded at cost as of the balance sheet date, and equity components are restated applying the relevant adjustment ratios.
-
All items in the statement of income are restated applying the relevant conversion factors.
-
The effect of inflation in the Company’s net monetary position is included in the statement of income under Financial results, nets, in the item “Inflation adjustment”.
-
Comparative figures have been adjusted for inflation following the procedure explained in the previous paragraphs.

Upon initially applying inflation adjustment, the equity accounts were restated as follows:
-
Capital was restated as from the date of subscription or the date of the most recent inflation adjustment for accounting purposes, whichever is later. The resulting amount was included in the “Capital adjustment” account.
-
The translation differences was restated to reflect the real terms.
-
Other comprehensive income / (loss) was restated as from each accounting allocation.
-
The other reserves in the statement of income were not restated as of the initial application date, i.e., June 30, 2016.

IRSA Inversiones y Representaciones Sociedad Anónima

2.2.
Significant accounting policies

The accounting policies applied in the presentation of these Unaudited Condensed Interim Consolidated Financial Statements are consistent with those applied in the preparation of the Annual Financial Statements, as described in Note 2 the Annual Financial Statements except for what is mentioned in Note 2.1 to these Unaudited Condensed Interim Consolidated Financial Statements.

As described in Note 2.2 to the Annual Financial Statements, the Group adopted IFRS 15 “Revenues from contracts with customers” and IFRS 9 “Financial instruments” in the present fiscal year using the cumulative effect approach, so that the cumulative impact of the adoption was recognized in retained earnings at the beginning of the period, and the comparative figures have not been modified due to this adoption.

The main changes are the following:

IFRS 15: Revenues from contracts with customers

The standard introduces a new five-step model for recognizing revenue from contracts with customers:
1.
Identifying the contract with the customer.
2.
Identifying separate performance obligations in the contract.
3.
Determining the transaction price.
4.
Allocating the transaction price to separate performance obligations.
5.
Recognizing revenue when the performance obligations are satisfied.

IFRS 9: Financial instruments

The new standard includes a new model of "expected credit loss" for receivables or other assets not measured at fair value. The new model presents a dual measurement approach for impairment: if the credit risk of a financial asset has not increased significantly since its initial recognition, an allowance for impairment will be recorded in the amount of expected credit losses resulting from the possible non- compliance events within a certain period. If the credit risk has increased significantly, in most cases the allowance will increase and the amount of the expected losses should be recorded.

In accordance with the new standard, in cases where a change in terms or exchange of financial liabilities is immaterial and does not lead, at the time of analysis, to the reduction of the previous liability and recognition of the new liability, the new cash flows must be discounted at the original effective interest rate, recording the impact of the difference between the present value of the financial liability that has the new terms and the present value of the original financial liability in net income.

The effect on the income statement for the six-month period ended December 31, 2018 for the first implementation of IFRS 15 is as follows:
	Six month
	12.31.2018
	According to previous standards	Implementation of IFRS 15	Current statement of income
Revenues	28,128	(249)	27,879
Costs	(16,485)	202	(16,283)
Gross profit	11,643	(47)	11,596
Net gain from fair value adjustment of investment properties	(5,451)	-	(5,451)
General and administrative expenses	(3,189)	-	(3,189)
Selling expenses	(3,987)	513	(3,474)
Other operating results, net	347	-	347
Profit from operations	(637)	466	(171)
Share of profit of associates and joint ventures	(775)	70	(705)
Profit before financial results and income tax	(1,412)	536	(876)
Finance income	1,037	-	1,037
Finance costs	(9,048)	17	(9,031)
Other financial results	1,213	-	1,213
Inflation adjustment	(387)		(387)
Financial results, net	(7,185)	17	(7,168)
Income before income tax	(8,597)	553	(8,044)
Income tax expense	1,993	(113)	1,880
Income for the period from continuing operations	(6,604)	440	(6,164)
Loss for the period from discontinued operations	717	-	717
Profit for the period	(5,887)	440	(5,447)

IRSA Inversiones y Representaciones Sociedad Anónima

The effect on retained earnings as of July 1, 2018 for the first implementation of IFRS 9 and 15 is as follows:

	07.01.2018
	Implementation of IFRS 15	Implementation of IFRS 9	Total
ASSETS
Non- Current Assets
Trading properties	(3,869)	-	(3,869)
Investments in associates and joint ventures	142	(232)	(90)
Deferred income tax assets	(205)	-	(205)
Trade and other receivables	634	(90)	544
Total Non-Current Assets	(3,298)	(322)	(3,620)
Current Assets
Trading properties	(935)	-	(935)
Trade and other receivables	372	58	430
Total Current Assets	(563)	58	(505)
TOTAL ASSETS	(3,861)	(264)	(4,125)
SHAREHOLDERS’ EQUITY
Capital and reserves attributable to equity holders of the parent
Retained earnings	127	(315)	(188)
Total capital and reserves attributable to equity holders of the parent	127	(315)	(188)
Non-controlling interest	166	(169)	(3)
TOTAL SHAREHOLDERS’ EQUITY	293	(484)	(191)
LIABILITIES
Non-Current Liabilities
Trade and other payables	(1,719)	-	(1,719)
Borrowings	-	251	251
Deferred income tax liabilities	(51)	(101)	(152)
Total Non-Current Liabilities	(1,770)	150	(1,620)
Current Liabilities
Trade and other payables	(2,384)	-	(2,384)
Borrowings	-	70	70
Total Current Liabilities	(2,384)	70	(2,314)
TOTAL LIABILITIES	(4,154)	220	(3,934)
TOTAL SHAREHOLDERS’ EQUITY AND LIABILITIES	(3,861)	(264)	(4,125)

2.3.
Comparability of information

Balance sheet items as of June 30, 2018 and December 31, 2017 presented in these Unaudited Condensed Interim Consolidated Financial Statements for comparative purposes arise from the financial statements as of and for such periods restated according to IAS 29. Certain items from prior periods have been reclassified for consistency purposes regarding the loss of control in Shufersal. See note 4.G. to the Annual Financial Statements.

2.4.
Use of estimates

The preparation of financial statements at a certain date requires Management to make estimations and evaluations affecting the amount of assets and liabilities recorded and contingent assets and liabilities disclosed at such date, as well as income and expenses recorded during the period. Actual results might differ from the estimates and evaluations made at the date of preparation of these interim financial statements. In the preparation of these interim financial statements, the significant judgments made by Management in applying the Group’s accounting policies and the main sources of uncertainty were the same as the ones applied by the Group in the preparation of the Annual Financial Statements described in Note 3 to those Annual Financial Statements.

3.
Seasonal effects on operations

Operations Center in Argentina

The operations of the Group’s shopping malls are subject to seasonal effects, which affect the level of sales recorded by lessees. During summer time in Argentina (January and February), the lessees of shopping malls experience the lowest sales levels in comparison with the winter holidays (July) and Christmas and year-end holidays celebrated in December, when they tend to record peaks sales revenue. Apparel stores generally change their collections during the spring and the fall, which impacts positively on shopping mall sales. Sale discounts at the end of each season also affect the business. As a consequence, for shopping mall operations, a higher level of business activity is expected in the period ranging between July and December, compared to the period between January and June.

IRSA Inversiones y Representaciones Sociedad Anónima

Operations Center in Israel

The results of operations of telecommunications and tourism are usually affected by seasonality in summer months in Israel and by the Jewish New Year, given a higher consumption due to internal and external tourism.

4.
Acquisitions and disposals

Significant acquisitions and disposals for the six-month period ended December 31, 2018 are detailed below. Significant acquisitions and disposals for the fiscal year ended June 30, 2018, are detailed in Note 4 to the Annual Financial Statements.

Operations Center in Argentina

Dividend distribution

On October 29, 2018, the Shareholders’ meeting was held, whereby the distribution of a dividend in kind for an equivalent of Ps. 1,412 payable in shares of IRSA CP was resolved. For the distribution, the value of IRSA CP share was taken as of October 26, 2018, which was Ps. 220 per share. The number of shares distributed amounted to 6,418,182. This transaction was accounted for as an equity transaction generating a decrease in the equity attributable to holders of the parent for Ps. 709, restated as of the date of these interim financial statements.

Operations Center in Israel

A.
Possible sale of a subsidiary of IDB Tourism

On August 14, 2018, the Board of Directors of IDB Tourism approved its engagement in a memorandum of understanding for the sale of 50% of the issued share capital of a company which manages the incoming tourism operation which is held by Israir for a total consideration of NIS 26 million (approximately Ps. 260 as of the date of the transaction). This transaction does not change the intentions of selling the whole investment in IDBT, which the management of the company expects to complete before June 2019.

B.
Partial sale of Clal

On August 30, 2018, continuing with the instructions given by the Commissioner of Capital Markets, Insurance and Savings of Israel, IDBD has sold 5% of its stake in Clal through a swap transaction on the same conditions that applied to the swap transactions performed in the months of May and August 2017, and January and May 2018 described in Note 4 to the Annual Financial Statements. The consideration was set at an amount of approximately NIS 173 million (equivalent to approximately Ps. 1,766 as of the transaction date). After the completion of the transaction, IDBD’s interest in Clal was reduced to 29.8% of its share capital.

C.
Agreement to sell plot of land in USA

In August 2018, a subsidiary of IDBG signed an agreement to sell a plot of land next to the Tivoli project in Las Vegas for a consideration of US$ 18 (approximately Ps. 739 as of the date of issuance of these interim financial statements).

D.
Interest increase in DIC

On July 5, 2018, Tyrus acquired 2,062,000 of DIC’s shares in open market purchases for a total price of NIS 20 (equivalent to Ps. 227 as of that date), which represent 1.35% of DIC’s outstanding shares at such date. As a result of this transaction, the Group’s equity interest in DIC increased from 76.57% to 77.92%. This transaction was accounted for as an equity transaction generating an increase in the net equity attributable to the controlling shareholders by Ps. 13, restated as of the date of these interim financial statements.

IRSA Inversiones y Representaciones Sociedad Anónima

E.
Sale of Shufersal shares

On November 27, 2018, DIC sold 7.5% of its shares of Shufersal to institutional investors for a consideration of NIS 416 (approximately Ps. 4,166 as of the date of the transaction). After this transaction, the Group’s holding of Shufersal’s shares went down to 26% approximately.
F.
Sale of real estate

In October 2018, a subsidiary of Ispro signed an agreement for the sale of all of its rights in real estate area of approximately 29 dunams (equivalent to 1 hectare), in which there are 12,700 square meters in the northern industrial zone in Yavneh for NIS 86 million.

G.
Increase in participation in PBC

In December 2018, DIC acquired an additional 3% of PBC’s shares in open market purchases for NIS 55 (equivalent to Ps. 554 as of that date). This transaction was accounted for as an equity transaction generating an increase in the equity attributable to holders of the parent for Ps. 52, restated as of the date of these interim financial statements.

H.
Repurchase of own shares by DIC

In December 2018, DIC's Board of Directors approved a plan to buy back DIC shares, for a period of one year, until December 2019 amounting up to NIS 120 million (approximately Ps.1,203 as of the date of these financial statements). Acquisition of securities shall be carried out in accordance with market opportunities, dates, prices and quantities, as determined by the management of DIC, in such a way that in any event, the public holdings shall be, at any time, at least 10.1% of the total issued share capital of DIC.

In December 2018, DIC acquired 2.1 million of its shares for a total amount of NIS 19 (approximately Ps. 200 as of that date). Additionally, in December 2018, minority shareholders of DIC exercised DIC Series 6 options for an amount of NIS 9 (approximately Ps. 100 as of that date).

As a result of the operations described above, the participation of Dolphin IL in DIC increased by 0.35%. The present transactions were accounted for as an equity transaction generating a decrease in the equity attributable to holders of the parent of Ps. 31, restated as of the date of these financial statements.

I.
Increase in participation in Cellcom

In December 2018, DIC exercised 1.5 million options (Series 1) of Cellcom held by it at an exercise price of NIS 31 million (approximately Ps. 302 as of that date). In addition, in December 2018, DIC purchased approximately 0.6 million shares of Cellcom at a cost of NIS 15 million (approximately Ps. 151 as of that date). As a result of the exercise of the options and the acquisition, the share of DIC in Cellcom increased by 0.7%. The present transactions were accounted for as an equity transaction generating a decrease in the equity attributable to holders of the parent of
Ps. 93, restated as of the date of these financial statements.

J.
Increase in participation in Elron

In November and December 2018, DIC acquired an additional 9.2% of the shares of Elron in open market purchases for NIS 31 (equivalent to Ps. 311 as of that date). This transaction was accounted for as an equity transaction generating a decrease in the equity attributable to holders of the parent of Ps. 23, restated as of the date of these financial statements.

5.
Financial risk management and fair value estimates

These Financial Statements do not include all the information and disclosures on financial risk management; therefore, they should be read along with Note 5 to the Annual Financial Statements. There have been no changes in risk management or risk management policies applied by the Group since fiscal year-end June 30, 2018.

IRSA Inversiones y Representaciones Sociedad Anónima

Since June 30, 2018 and up to the date of issuance of these Financial Statements, there have been no significant changes in business or economic circumstances affecting the fair value of the Group's assets or liabilities (either measured at fair value or amortized cost). Furthermore, there have been no transfers between the different hierarchies used to assess the fair value of the Group’s financial instruments.

6.
Segment information

As explained in Note 6 to the Annual Financial Statements, the Group reports its financial performance separately in two Operations Centers. Since fiscal year 2018 the CODM reviews certain corporate expenses associated with each operation center in an aggregate manner and separately from each of the segments. Such expenses have been disclosed in the "Corporate" segment of each operation center. Additionally, since fiscal year 2018, the CODM also reviews the office business as a single segment and the entertainment business in an aggregate and separate manner from offices, including that concept in the "Others" segment. Also, as described in Note 4.G. to the Annual Financial Statements, the Group lost control of Shufersal as of June 30, 2018 and has reclassified its results to discontinued operations. Segment information for the period ended December 31, 2017 has been recast for the purposes of comparability with the present period.

Below is a summary of the Group’s business units and a reconciliation between the operating income according to segment information and the operating income of the statement of income and other comprehensive income of the Group for the periods ended December 31, 2018 and 2017:

	Six months ended December 31, 2018
	Operations Center in Argentina	Operations Center in Israel	Total	Joint ventures (1)	Expensesand collectivepromotion funds	Elimination of inter-segment transactions and non-reportable assets / liabilities (2)	Total as per statement of income / statement of financial position
Revenues	4,624	22,149	26,773	(29)	1,142	(7)	27,879
Costs	(803)	(14,305)	(15,108)	18	(1,193)	-	(16,283)
Gross profit / (loss)	3,821	7,844	11,665	(11)	(51)	(7)	11,596
Net (loss) / gain from fair value adjustment of investment properties	(6,232)	780	(5,452)	1	-	-	(5,451)
General and administrative expenses	(854)	(2,352)	(3,206)	7	-	10	(3,189)
Selling expenses	(326)	(3,149)	(3,475)	1	-	-	(3,474)
Other operating results, net	(269)	511	242	108	-	(3)	347
(Loss) / profit from operations	(3,860)	3,634	(226)	106	(51)	-	(171)
Share of (loss) of associates and joint ventures	(259)	(321)	(580)	(125)	-	-	(705)
Segment (loss) / profit	(4,119)	3,313	(806)	(19)	(51)	-	(876)
Reportable assets	82,810	327,989	410,799	(512)	-	17,334	427,621
Reportable liabilities	-	(281,370)	(281,370)	-	-	(55,056)	(336,426)
Net reportable assets	82,810	46,619	129,429	(512)	-	(37,722)	91,195

	Six Monts ended December 31, 2017
	Operations Center in Argentina	Operations Center in Israel	Total	Joint ventures (1)	Expensesand collectivepromotion funds	Elimination of inter-segment transactions and non-reportable assets / liabilities (2)	Total as per statement of income / statement of financial position
Revenues	4,136	18,312	22,448	(45)	1,336	(7)	23,732
Costs	(852)	(11,229)	(12,081)	22	(1,362)	-	(13,421)
Gross profit / (loss)	3,284	7,083	10,367	(23)	(26)	(7)	10,311
Net gain from fair value adjustment of investment properties	8,505	1,747	10,252	(46)	-	-	10,206
General and administrative expenses	(629)	(2,139)	(2,768)	23	-	6	(2,739)
Selling expenses	(305)	(2,985)	(3,290)	2	-	-	(3,288)
Other operating results, net	(68)	1,129	1,061	21	-	(3)	1,079
Profit / (loss) from operations	10,787	4,835	15,622	(23)	(26)	(4)	15,569
Share of profit / (loss) of associates and joint ventures	333	(367)	(34)	135	-	-	101
Segment profit / (loss)	11,120	4,468	15,588	112	(26)	(4)	15,670
Reportable assets	86,821	288,005	374,826	1,399	-	12,906	389,131
Reportable liabilities	-	(252,987)	(252,987)	-	-	-	(252,987)
Net reportable assets	86,821	35,018	121,839	1,399	-	12,906	136,144

(1)
Represents the equity value of joint ventures that were proportionately consolidated for the segment information.

IRSA Inversiones y Representaciones Sociedad Anónima

(2)
Includes deferred income tax assets, income tax and MPIT credits, trade and other receivables, investment in financial assets, cash and cash equivalents and intangible assets except for rights to receive future units under barter arrangement net of investments in associates with negative equity which are included in provisions in the amount of Ps. 3,434 as of December 31, 2018.

Below is a summarized analysis of the business unit of the Group’s Operations Center in Argentina for the six month periods ended December 31, 2018 and 2017:
	Six months ended December 31, 2018
	Operations Center in Argentina
	Shopping Malls	Offices	Sales and developments	Hotels	International	Corporate	Others	Total
Revenues	2,741	546	61	947	279	-	50	4,624
Costs	(207)	(29)	(32)	(467)	(14)	-	(54)	(803)
Gross profit / (loss)	2,534	517	29	480	265	-	(4)	3,821
Net (loss) / gain from fair value adjustment of investment properties	(8,898)	2,516	128	-	2	-	20	(6,232)
General and administrative expenses	(296)	(68)	(61)	(148)	(35)	(212)	(34)	(854)
Selling expenses	(175)	(34)	(13)	(99)	-	-	(5)	(326)
Other operating results, net	(41)	(12)	(124)	26	2	-	(120)	(269)
(Loss) / profit from operations	(6,876)	2,919	(41)	259	234	(212)	(143)	(3,860)
Share of profit of associates and joint ventures	-	-	(14)	-	(195)	-	(50)	(259)
Segment (loss) / profit	(6,876)	2,919	(55)	259	39	(212)	(193)	(4,119)

Investment properties and trading properties	43,007	19,944	15,181	-	60	-	756	78,948
Investment in associates and joint ventures	1	-	244	-	(2,501)	-	4,352	2,096
Other operating assets	149	99	106	1,142	113	-	157	1,766
Operating assets	43,157	20,043	15,531	1,142	(2,328)	-	5,265	82,810

For the six-month period ended December 31, 2018, the net loss from the fair value adjustment of investment property amounted to Ps. (6,232), and it was generated by:
1. Shopping Malls Segment
The net result of shopping malls was affected by:
a) an increase of 55 basis points in the discount rate, generating a decrease of Ps. 3,040 in the value of shopping Malls;
b) an increase in the projected cash flows generated by the update of the projected inflation rates, generating an increase of Ps. 3,030 in the value of shopping malls;
c) a net increase of Ps. 2,239, generated by the updating of the future exchange rates used for the conversion to dollars of the projected cash flows (Ps. 6,642 - Loss) and by the conversion of the present value of the projected cash flows at the current exchange rate at the end of the period (Ps. 8,881 - Profit) (depreciation of the Argentine peso of 30% against the dollar).
2. “Offices", "Sales and developments" and "Others" segments.
The net result of the properties included in the present segments was mainly generated by the depreciation of 31% of the Argentine peso during this six-month period.
3. Additionally, due to the impact of the inflation adjustment, Ps. 16,930 was reclassified to “inflation adjustment”, leaving a loss in changes in fair value of investment property of Ps. 6,232.

	Six months ended December 31, 2017
	Operations Center in Argentina
	Shopping Malls	Offices	Sales and developments	Hotels	International	Corporate	Others	Total
Revenues	2,939	382	86	725	-	-	4	4,136
Costs	(272)	(27)	(47)	(503)	-	-	(3)	(852)
Gross profit	2,667	355	39	222	-	-	1	3,284
Net gain / (loss) from fair value adjustment of investment properties	8,443	(19)	93	-	-	-	(12)	8,505
General and administrative expenses	(210)	(52)	(67)	(135)	(47)	(106)	(12)	(629)
Selling expenses	(167)	(30)	(15)	(90)	-	-	(3)	(305)
Other operating results, net	(41)	1	(35)	(3)	(7)	-	17	(68)
Profit / (loss) from operations	10,692	255	15	(6)	(54)	(106)	(9)	10,787
Share of profit of associates and joint ventures	-	35	(15)	-	71	-	242	333
Segment profit / (loss)	10,692	290	-	(6)	17	(106)	233	11,120

Investment properties and trading properties	56,165	12,621	9,657	-	-	-	410	78,853
Investment in associates and joint ventures	-	-	240	-	992	-	4,983	6,215
Other operating assets	177	123	102	1,204	83	-	64	1,753
Operating assets	56,342	12,744	9,999	1,204	1,075	-	5,457	86,821

For the six-month period ended December 31, 2017, the net gain from the fair value adjustment of investment property amounted to Ps. 8,505, and it was generated by:
1. Shopping Malls Segment
The net result of shopping malls was affected by:
a) an increase of Ps. 4,440 generated by the decrease of the Income Tax Rate used in the discounted cash flow;
b) a decrease of 25 basis points in the discount rate, representing an increase of Ps. 1,217 in the value of shopping Malls;
c) a decrease in the projected cash flows generated by the update of the projected inflation rates, representing a decrease of Ps. 768 in the value of the shopping malls;
d) a net increase of Ps. 4,586, generated by the updating of the future exchange rates used for the conversion in dollars of the projected cash flows (Ps. 1,008 - profit) and by the conversion of the present value of the projected cash flows at the rate of the current exchange rate at the end of this period (Ps. 3,578 - Profit)
2. “Offices", "Sales and developments" and "Others" segments
The net result of the properties included in the present segments was mainly generated by the depreciation of the Argentine peso during this six-month period.
3. Additionally due to the impact of the inflation adjustment Ps. 6,852 were reclassified to “inflation adjustment”, leaving a profit in changes in fair value of investment property of Ps. 8,505.
.
Below is a summarized analysis of the business unit of the Group’s Operations Center in Israel for the six month periods ended December 31, 2018 and 2017:

IRSA Inversiones y Representaciones Sociedad Anónima

	Six months ended December 31, 2018
	Operations Center in Israel
	Real Estate	Supermarkets	Telecommunications	Insurance	Corporate	Others	Total
Revenues	6,020	-	15,641	-	-	488	22,149
Costs	(2,657)	-	(11,389)	-	-	(259)	(14,305)
Gross profit	3,363	-	4,252	-	-	229	7,844
Net gain from fair value adjustment of investment properties	780	-	-	-	-	-	780
General and administrative expenses	(301)	-	(1,377)	-	(275)	(399)	(2,352)
Selling expenses	(92)	-	(2,966)	-	-	(91)	(3,149)
Other operating results, net	-	-	-	-	269	242	511
Profit / (loss) from operations	3,750	-	(91)	-	(6)	(19)	3,634
Share of (loss) / profit of associates and joint ventures	(222)	164	-	-	-	(263)	(321)
Segment profit / (loss)	3,528	164	(91)	-	(6)	(282)	3,313

Operating assets	176,637	13,758	67,232	16,133	35,432	18,797	327,989
Operating liabilities	(137,278)	-	(52,133)	-	(82,227)	(9,732)	(281,370)
Operating assets (liabilities), net	39,359	13,758	15,099	16,133	(46,795)	9,065	46,619

	Six months ended December 31, 2017
	Operations Center in Israel
	Real Estate	Supermarkets	Telecommunications	Insurance	Corporate	Others	Total
Revenues	3,723	-	14,088	-	-	501	18,312
Costs	(1,092)	-	(9,912)	-	-	(225)	(11,229)
Gross profit	2,631	-	4,176	-	-	276	7,083
Net gain from fair value adjustment of investment properties	1,747	-	-	-	-	-	1,747
General and administrative expenses	(266)	-	(1,317)	-	(244)	(312)	(2,139)
Selling expenses	(79)	-	(2,777)	-	-	(129)	(2,985)
Other operating results, net	35	-	232	-	614	248	1,129
Profit from operations	4,068	-	314	-	370	83	4,835
Share of profit of associates and joint ventures	(238)	-	-	-	-	(129)	(367)
Segment profit	3,830	-	314	-	370	(46)	4,468

Operating assets	131,140	62,439	46,023	13,563	26,702	8,138	288,005
Operating liabilities	(103,912)	(45,029)	(36,160)	-	(67,507)	(379)	(252,987)
Operating assets (liabilities), net	27,228	17,410	9,863	13,563	(40,805)	7,759	35,018

7.
Investments in associates and joint ventures

Changes in the Group’s investments in associates and joint ventures for the six month period ended December 31, 2018 and for the year ended June 30, 2018 were as follows:

	December 31, 2018	June 30, 2018
Beginning of the period / year	29,913	14,400
Adjustment previous periods (IFRS 9 and 15)	(90)	-
Increase in equity interest in associates and joint ventures	216	470
Issuance of capital and contributions	19	229
Capital reduction	(218)	(421)
Decrease of interest in associate	(4,139)	(431)
Share of profit / (loss)	(705)	(2,002)
Transfer to borrowings to associates	-	(270)
Currency translation adjustment	(2)	1,730
Incorporation of deconsolidated subsidiary, net	-	16,782
Dividends (i)	(160)	(434)
Distribution for associate liquidation	-	(92)
Reclassification to held-for-sale	-	(70)
Others	-	22
End of the period / year (ii)	24,834	29,913

(i)    See Note 24.
(ii)  As of December 31, 2018 and June 30, 2018, includes Ps. (3,422) of New Lipstick and Ps. (12) of Puerto Retiro and Ps. (3,126) of New Lipstick, respectively, reflecting interests in companies with negative equity, which were disclosed in “Provisions” (see Note 17).

IRSA Inversiones y Representaciones Sociedad Anónima

Name of the entity	% ownership interest		Value of Group's interest in equity		Group's interest in comprehensive income / (loss)
	December 31, 2018	June 30, 2018	December 31, 2018	June 30, 2018	December 31, 2018	December 31, 2017
Associates
New Lipstick (1)	49.90%	49.90%	(3,422)	(3,126)	(296)	83
Tarshop	20.00%	20.00%	4	158	28	(7)
BHSA	29.91%	29.91%	3,919	4,181	(79)	309
Condor	18.89%	18.90%	900	888	51	(9)
PBEL	45.00%	45.00%	1,228	1,337	(1)	(120)
Shufersal	26.02%	33.56%	13,758	16,782	286	-
Other associates	N/A	N/A	2,124	2,711	(223)	(452)
Joint ventures
Quality	50.00%	50.00%	1,405	1,364	21	102
La Rural SA	50.00%	50.00%	241	223	17	35
Mehadrin	45.41%	45.41%	2,446	2,896	(395)	(361)
Other joint ventures	N/A	N/A	2,231	2,499	(116)	(80)
Total associates and joint ventures			24,834	29,913	(707)	(500)

(1)  Metropolitan, a subsidiary of New Lipstick, has renegotiated its non-recourse debt with IRSA, which amounted to US$ 113.1, and obtained a debt reduction of US$ 20 by the lending bank, an extension of maturityto April 30, 2020 and an interest rate reduction from LIBOR + 4 b.p. to LIBOR + 2 b.p. upon payment of US$ 40 in cash (US$ 20 in September 2017 and US$ 20 in October 2017), of which IRSA has contributed US$ 20. Following the renegotiation, Metropolitan’s debt amounts to US$ 53.1. Additionally, Metropolitan has exercised on January 16, 2019 the purchase option on part of the land where the property is built with a deposit the sum of US$ 5.2 corresponding to 1% of the purchase price. Furthermore, Metropolitan has agreed to cause IRSA and other shareholders to furnish the lender, on or before February 1, 2020, with a payment guarantee with financial ratios acceptable to the lender for the outstanding balance of the purchase price, or a letter of credit in relation to the loan balance then outstanding.

Below is additional information about the Group’s investments in associates and joint ventures:

Name of the entity	Place of business / Country of incorporation	Main activity	Common shares 1 vote	Latest financial statements issued
				Share capital (nominal value)	Profit / (loss) for the period	Shareholders’ equity
Associates
New Lipstick	U.S.	Real estate	N/A	N/A	(*) (16)	(*) (194)
Tarshop	Argentina	Financing	48,759,288	599	101	601
BHSA	Argentina	Financial	448,689,072	(***) 1,500	(***) 2,238	(***) 8,719
Condor	U.S.	Hotel	2,245,100	N/A	(*) 3	(*) 110
PBEL	India	Real estate	450	(**) 1	(**) (9)	(**) (498)
Shufersal	Israel	Retail	79,282,087	(**) 242	(**) 149	(**) 1,907
Other associates				N/A	N/A	N/A
Joint ventures
Quality	Argentina	Real estate	120,827,022	280	38	2,775
La Rural SA	Argentina	Organization of events	714,498	1	49	195
Mehadrin	Israel	Agriculture	1,509,889	(**) 3	(**) (73)	(**) 507
Other joint ventures			-	N/A	N/A	N/A

(*)      Amounts in millions of US Dollars under US GAAP. Condor’s year-end falls on December 31, so the Group estimates their interest with a three-month lag, including material adjustments, if any.
(**)   Amounts in millions of NIS.
(***)  Information as of December 31, 2018, according to BCRA's standards.

Puerto Retiro (joint venture):

At present, this 8.3 hectare plot of land, which is located in one of the most privileged areas of the city, near Catalinas, Puerto Madero and Retiro and is the only privately owned waterfront property facing directly to Río de la Plata, is affected by a zoning regulation defined as U.P. which prevents the property from being used for any purposes other than strictly port activities.

The Company was involved in a judicial bankruptcy action brought by the National Government, to which this Board of Directors is not party. Management and legal counsel of the Company believe that there are sufficient legal and technical arguments to consider that the petition for continuation of the bankruptcy case will be dismissed by the court. However, in view of the current status of the action, its result cannot be predicted.

IRSA Inversiones y Representaciones Sociedad Anónima

Moreover, Tandanor filed a civil action against Puerto Retiro S.A. and the other defendants in the criminal case for violation of Section 174 (5) based on Section 173 (7) of the Criminal Code of Argentina. Such action seeks -on the basis of the nullity of the decree that approved the bidding process involving the Dársena Norte property- the restitution of the property and a reimbursement in favor of Tandanor for all such amounts it has allegedly lost as a result of a suspected fraudulent transaction involving the sale of the property. Puerto Retiro has presented the allegation on the merit of the evidence, highlighting that the current shareholders of Puerto Retiro did not participate in any of the suspected acts in the criminal case since they acquired the shares for consideration and in good faith several years after the facts told in the process. Likewise, it was emphasized that the company Puerto Retiro is foreign to the bidding / privatization carried out for the sale of Tandanor shares. The dictation of the sentence is expected.

On September 7, 2018, the Oral Federal Criminal Court No. 5 rendered a decision. According to the sentence read by the president of the Court, Puerto Retiro won the preliminary objection of limitation filed in the civil action. However, in the criminal case, where Puerto Retiro is not a party, it was ordered, among other issues, the confiscation (“decomiso”) of the property owned by Puerto Retiro known as Planta I. The grounds of the Court`s judgement will be read on November 11, 2018. From that moment, all the parties will be able to file the appeals. Although there are solid arguments to try to refute the disposed seizure, this can be affirmed with a greater degree of certainty after the publications of the fundamentals of the ruling, at this time only the resolute part of this ruling is known.

In the criminal action, the claimant reported the violation by Puerto Retiro of the injunction ordered by the criminal court consisting in an order to stay (“prohibición de innovar”) and not to contract with respect to the property disputed in the civil action. As a result of such report, the Oral Federal Court (Tribunal Oral Federal) No. 5 started interlocutory proceedings, and on June 8, 2017, it ordered and carried out a foreclosure of the property that was subject to lease agreements with Los Cipreses S.A. and Flight Express S.A. with the aim of enforcing the referred order. As a result, the proceedings were forwarded to the Criminal Court for it to appoint the court that will investigate the alleged commission of the crime of contempt.

Faced with the evolution of the legal cases that affect it and based on the reports of its legal advisors, Puerto Retiro Management has decided to register an allowance equivalent to 100% of the book value of its investment property, without prejudice to reverse it when a favorable ruling is obtained in the interposed actions.

8.
Investment properties

Changes in the Group’s investment properties for the six-month period ended December 31, 2018 and for the year ended June 30, 2018 were as follows:

	Six months ended December 31, 2018				Year ended June 30, 2018
	Rental properties	Undeveloped parcels of land	Properties under development	Total	Total
Fair value at the beginning of the period / year	180,740	15,997	10,760	207,497	164,947
Additions	504	296	1,612	2,412	4,722
Capitalized finance costs	-	-	27	27	110
Capitalized leasing costs	4	-	-	4	29
Amortization of capitalized leasing costs (i)	(4)	-	-	(4)	(6)
Transfers	742	(476)	(266)	-	-
Transfers to / from property, plant and equipment	-	-	-	-	2,217
Transfers to / from trading properties	-	(62)	(493)	(555)	325
Transfers to assets held-for-sale	-	-	-	-	(664)
Assets incorporated by business combination	-	-	-	-	152
Deconsolidation
Disposals	(10)	-	-	(10)	(702)
Currency translation adjustment	1,431	23	300	1,754	28,136
Net gain from fair value adjustment	(8,291)	639	2,201	(5,451)	14,155
Fair value at the end of the period / year	175,116	16,417	14,141	205,674	207,497

(i)
Amortization charges of capitalized leasing costs were included in “Costs” in the Statements of Income (Note 20).

The following amounts have been recognized in the statements of income for the six months ended December 31. 2018 and 2017:
	12.31.2018	12.31.2017
Rental and services income	8,672	8,094
Direct operating expenses	(2,304)	(2,226)
Development expenditures	(1,846)	(528)
Net realized gain from fair value adjustment of investment properties	326	1,671
Net unrealized gain from fair value adjustment of investment properties	(5,777)	8,605

IRSA Inversiones y Representaciones Sociedad Anónima

Valuation techniques are described in Note 9 to the Annual Financial Statements. There were no changes to such techniques during the period. The Company has reassessed the assumptions at the end of the period, incorporating the effect of the variation in the exchange rate in other assets denominated in US Dollars.

9.
Property, plant and equipment

Changes in the Group’s property, plant and equipment for the six-month period ended December 31, 2018 and for the year ended June 30, 2018 were as follows:

	Six month ended December 31, 2018					Year ended June 30, 2018
	Buildings and facilities	Machinery and equipment	Communication networks	Others	Total	Total
Costs	5,944	1,330	50,055	5,852	63,181	89,050
Accumulated depreciation	(3,552)	(894)	(37,798)	(2,826)	(45,070)	(43,226)
Net book amount at the beginning of the period / year	2,392	436	12,257	3,026	18,111	45,824
Additions	59	14	1,095	656	1,824	5,778
Disposals	-	(1)	(16)	-	(17)	(210)
Deconsolidation	-	-	-	-	-	(36,968)
Impairment / recovery	-	-	-	-	-	(101)
Assets incorporated by business combinations	-	-	-	-	-	(836)
Currency translation adjustment	(3)	-	15	62	74	11,870
Transfers from / to investment properties	-	-	-	-	-	(2,043)
Depreciation charges (i)	(124)	(17)	(1,053)	(476)	(1,670)	(5,203)
Balances at the end of the period / year	2,324	432	12,298	3,268	18,322	18,111
Costs	5,965	1,343	51,188	6,121	64,617	63,181
Accumulated depreciation	(3,641)	(911)	(38,890)	(2,853)	(46,295)	(45,070)
Net book amount at the end of the period / year	2,324	432	12,298	3,268	18,322	18,111

(i)
As of December 31, 2018, depreciation charges of property, plant and equipment were recognized as follows: Ps. 1,479 in "Costs", Ps. 156 in "General and administrative expenses" and Ps. 35 in "Selling expenses", respectively in the Statement of Income (Note 20).

10.
Trading properties

Changes in the Group’s trading properties for the six-month period ended December 31, 2018 and for the year ended June 30, 2018 were as follows:

	Six month ended December 31, 2018				Year ended June 30, 2018
	Completed properties	Properties under development	Undeveloped sites	Total	Total
Beginning of the period / year	3,354	7,032	2,266	12,652	10,088
Adjustment previous periods (IFRS 15)	(893)	(3,911)	-	(4,804)	-
Additions	-	1,407	8	1,415	2,784
Assets incorporated by business combinations	-	-	-	-	-
Currency translation adjustment	(316)	(121)	(83)	(520)	2,512
Transfers	1,051	(754)	(297)	-	-
Transfers from intangible assets	-	-	-	-	23
Transfers to investment properties	-	555	-	555	(325)
Capitalized finance costs	-	28	-	28	14
Disposals	(1,823)	(149)	-	(1,972)	(2,444)
End of the period / year	1,373	4,087	1,894	7,354	12,652
Non-current				4,483	8,477
Current				2,871	4,175
Total				7,354	12,652

IRSA Inversiones y Representaciones Sociedad Anónima

11.
Intangible assets

Changes in the Group’s intangible assets for the six-month period ended December 31, 2018 and for the year ended June 30, 2018 were as follows:

	Six month ended December 31, 2018							Year ended June 30, 2018
	Goodwill	Trademarks	Licenses	Customer relations	Information systems and software	Contracts and others	Total	Total
Costs	3,972	4,164	5,572	8,824	3,976	3,683	30,191	29,331
Accumulated amortization	-	(241)	(4,073)	(5,894)	(1,851)	(2,327)	(14,386)	(9,838)
Net book amount at the beginning of the period / year	3,972	3,923	1,499	2,930	2,125	1,356	15,805	19,493
Additions	-	-	-	-	363	564	927	955
Disposals	-	-	-	-	(8)	-	(8)	-
Deconsolidation	-	-	-	-	-	-	-	(9,289)
Transfers to trading properties	-	-	-	-	-	-	-	(23)
Assets incorporated by business combination	-	-	-	-	40	-	40	1,513
Currency translation adjustment	11	(4)	(11)	(87)	1	49	(41)	6,094
Amortization charges (i)	-	(34)	(59)	(505)	(354)	(396)	(1,348)	(2,938)
Balances at the end of the period / year	3,983	3,885	1,429	2,338	2,167	1,573	15,375	15,805
Costs	3,983	4,167	5,586	11,950	4,069	4,361	34,116	30,191
Accumulated amortization	-	(282)	(4,157)	(9,612)	(1,902)	(2,788)	(18,741)	(14,386)
Net book amount at the end of the period / year	3,983	3,885	1,429	2,338	2,167	1,573	15,375	15,805

(i) As of December 31, 2018, amortization charges were recognized in the amount of Ps. 386 in "Costs", Ps. 354 in "General and administrative expenses" and
Ps. 608 in "Selling expenses", in the Statement of Income (Note 20).

12.
Financial instruments by category

The present note shows the financial assets and financial liabilities by category of financial instrument and a reconciliation to the corresponding line in the Consolidated Statements of Financial Position, as appropriate. Financial assets and liabilities measured at fair value are assigned based on their different levels in the fair value hierarchy. For further information related to fair value hierarchy see Note 14 to the Annual Financial Statements. Financial assets and financial liabilities as of December 31, 2018 are as follows:

	Financial assets at amortized cost	Financial assets at fair value through profit or loss			Subtotal financial assets	Non-financial assets	Total
		Level 1	Level 2	Level 3
December 31, 2018
Assets as per Statement of Financial Position
Trade and other receivables (excluding the allowance for doubtful accounts and other receivables)	24,353	-	-	-	24,353	6,641	30,994
Investments in financial assets:
- Public companies’ securities	-	-	-	159	159	-	159
- Private companies’ securities	-	-	-	1,520	1,520	-	1,520
- Deposits	4,851	-	-	-	4,851	-	4,851
- Bonds	1	-	554	-	555	-	555
- Convertible Notes	-	-	-	938	938	-	938
- Investments in financial assets with quotation	-	28,071	-	-	28,071	-	28,071
Derivative financial instruments:
- Foreign-currency future contracts	-	-	35	-	35	-	35
- Swaps	-	-	40	-	40	-	40
- Others	-	-	10	-	10	-	10
Restricted assets (i)	7,790	-	-	-	7,790	-	7,790
Financial assets held for sale:
- Clal	-	16,133	-	-	16,133	-	16,133
Cash and cash equivalents:
- Cash at bank and on hand	11,225	-	-	-	11,225	-	11,225
- Short-term investments	40,779	1,212	-	-	41,991	-	41,991
Total assets	88,999	45,416	639	2,617	137,671	6,641	144,312

IRSA Inversiones y Representaciones Sociedad Anónima

	Financial liabilities at amortized cost	Financial liabilities at fair value through profit or loss			Subtotal financial liabilities	Non-financial liabilities	Total
		Level 1	Level 2	Level 3
December 31, 2018
Liabilities as per Statement of Financial Position
Trade and other payables	11,797	-	-	-	11,797	4,555	16,352
Borrowings (excluding finance leases)	274,562	-	-	-	274,562	-	274,562
Derivative financial instruments:
- Foreign-currency future contracts	-	-	1	-	1	-	1
- Swaps	-	-	348	-	348	-	348
- Others	-	10	-	30	40	-	40
- Forwards	-	-	161	-	161	-	161
Total liabilities	286,359	10	510	30	286,909	4,555	291,464

Financial assets and financial liabilities as of June 30, 2018 were as follows:

	Financial assets at amortized cost	Financial assets at fair value through profit or loss			Subtotal financial assets	Non-financial assets	Total
		Level 1	Level 2	Level 3
June 30, 2018
Assets as per Statements of Financial Position
Trade and other receivables (excluding the allowance for doubtful accounts and other receivables)	23,780	-	-	-	23,780	6,682	30,462
Investments in financial assets:
- Public companies’ securities	-	-	-	172	172	-	172
- Private companies’ securities	-	-	-	1,489	1,489	-	1,489
- Deposits	1,780	-	-	-	1,780	-	1,780
- Bonds	13	-	644	-	657	-	657
- Convertible Notes	-	-	-	1,011	1,011	-	1,011
- Investments in financial assets with quotation	-	29,571	-	-	29,571	-	29,571
Derivative financial instruments:
- Foreign-currency future contracts	-	-	91	-	91	-	91
- Others	-	-	20	-	20	-	20
Restricted assets (i)	8,017	-	-	-	8,017	-	8,017
Financial assets held for sale:
- Clal	-	15,621	-	-	15,621	-	15,621
Cash and cash equivalents:
- Cash at bank and on hand	8,225	-	-	-	8,225	-	8,225
- Short term investments	36,118	3,226	-	-	39,344	-	39,344
Total assets	77,933	48,418	755	2,672	129,778	6,682	136,460

	Financial liabilities at amortized cost	Financial liabilities at fair value through profit or loss			Subtotal financial liabilities	Non-financial liabilities	Total
		Level 1	Level 2	Level 3
June 30, 2018
Liabilities as per Statement of Financial Position
Trade and other payables	13,340	-	-	-	13,340	10,054	23,394
Borrowings (excluding finance leases)	263,380	-	-	-	263,380	-	263,380
Derivative financial instruments:
- Foreign-currency future contracts	-	-	10	-	10	-	10
- Swaps	-	-	60	-	60	-	60
- Others	-	12	-	30	42	-	42
- Forwards	-	-	150	-	150	-	150
Total liabilities	276,720	12	220	30	276,982	10,054	287,036

(i) Corresponds to deposits in guarantee and escrows.

The fair value of financial assets and liabilities at their amortized cost does not differ significantly from their book value, except for borrowings (Note 16). The fair value of payables approximates their respective carrying amounts because, due to their short-term nature, the effect of discounting is not considered significant. Fair values are based on discounted cash flows (Level 3).

The valuation models used by the Group for the measurement of Level 2 and Level 3 instruments are no different from those used as of June 30, 2018.

IRSA Inversiones y Representaciones Sociedad Anónima

As of December 31, 2018, there have been no changes to the economic or business circumstances affecting the fair value of the financial assets and liabilities of the Group.

The Group uses a range of valuation models for the measurement of Level 2 and Level 3 instruments, details of which may be obtained from the following table. When no quoted prices are available in an active market, fair values (particularly with derivatives) are based on recognized valuation methods.

Description	Pricing model / method	Parameters	Fair value hierarchy	Range
Interest rate swaps	Cash flows - Theoretical price	Interest rate future contracts and cash flows	Level 2	-
Preferred shares of Condor	Binomial tree – Theoretical price I	Underlying asset price (Market price); share price volatility (historical) and market interest rate (Libor rate curve).	Level 3	Underlying asset price 10 to 11 Share price volatility 58% to 78% Market interest-rate 2.9% to 3.5%
Promissory note	Discounted cash flows - Theoretical price	Underlying asset price (Market price); share price volatility (historical) and market interest rate (Libor rate curve).	Level 3	Underlying asset price 10 to 11 Share price volatility 58% to 78% Market interest-rate 2.9% to 3.5%
Condor warrants	Black-Scholes – Theoretical price	Underlying asset price (Market price); share price volatility (historical) and market interest rate (Libor rate curve).	Level 3	Underlying asset price 10 to 11 Share price volatility 58% to 78% Market interest rate 2.9% to 3.5%
TGLT Non-Convertible Notes	Black-Scholes – Theoretical price	Underlying asset price (Market price); share price volatility (historical) and market interest rate (Libor rate curve).	Level 3	Underlying asset price 10 to 13 Share price volatility 55% to 75% Market interest rate 8% to 9%
Call option of Arcos	Discounted cash flows	Projected revenues and discounting rate.	Level 3	-
Investments in financial assets - Other private companies’ securities	Cash flow / NAV - Theoretical price
Projected revenue discounted at the discount rate /
The value is calculated in accordance with shares in the equity funds on the basis of their Financial Statements, based on fair value or investments assessments.
			Level 3	1 - 3.5
Investments in financial assets - Others	Discounted cash flow - Theoretical price
Projected revenue discounted at the discount rate /
The value is calculated in accordance with shares in the equity funds on the basis of their Financial Statements, based on fair value or investment assessments.
			Level 3	1 - 3.5
Derivative financial instruments – Forwards	Theoretical price	Underlying asset price and volatility	Level 2 and 3	-

The following table presents the changes in Level 3 instruments as of December 31, 2018 and June 30, 2018:

	Investments in financial assets - Public companies’ Securities	Derivative financial instruments - Others	Investments in financial assets - Private companies’ Securities	Investments in financial assets - Convertible Notes	Total as of December 31, 2018	Total as of June 30, 2018
Balances at beginning of the period / year	172	(30)	1,489	1,011	2,642	1,711
Additions and acquisitions	-	-	89	-	89	740
Transfer to level 1	-	-	-	-	-	(161)
Currency translation adjustment	5	-	16	-	21	365
Deconsolidation	-	-	-	-	-	(166)
Write off	-	-	-	-	-	(85)
Gain / (loss) for the period / year (i)	(18)	-	(74)	(73)	(165)	238
Balances at the end of the period / year	159	(30)	1,520	938	2,587	2,642

(i) Included within “Financial results, net” in the Statements of Income.

Clal

As mentioned in Note 13 to the Annual Financial Statements, IDBD is subject to a judicial process relating to the sale of its equity interest in Clal. Following completion of the transactions mentioned in note 4.B to these interim financial statements, IDBD’s interest in Clal was reduced to 29.8% of Clal’s share capital.

IRSA Inversiones y Representaciones Sociedad Anónima

13.
Trade and other receivables

Group’s trade and other receivables as of December 31, 2018 and June 30, 2018 are as follows:

	December 31, 2018	June 30, 2018
Sale, leases and services receivables	20,722	20,054
Less: Allowance for doubtful accounts	(1,482)	(1,026)
Total trade receivables	19,240	19,028
Prepaid expenses	4,873	4,751
Borrowings, deposits and other debit balances	2,843	2,915
Advances to suppliers	810	938
Tax receivables	572	453
Others	1,174	1,351
Total other receivables	10,272	10,408
Total trade and other receivables	29,512	29,436
Non-current	10,634	10,379
Current	18,878	19,057
Total	29,512	29,436

Movements in the Group’s allowance for doubtful accounts were as follows:

	December 31, 2018	June 30, 2018
Beginning of the period / year	1,026	465
Adjustments previous periods (IFRS 9)	112	-
Additions	285	441
Recoveries	(33)	(39)
Currency translation adjustment	255	732
Deconsolidation	-	(187)
Receivables written off during the period/year as uncollectable	(115)	(385)
Inflation adjustment	(48)	(1)
End of the period / year	1,482	1,026

The creation and release of the allowance for doubtful accounts have been included in “Selling expenses” in the Statement of Income (Note 20).

14.
Cash flow information

Following is a detailed description of cash flows generated by the Group’s operations for the six-month periods ended December 31, 2018 and 2017:

	Note	Six months ended 12.31.2018	Six months ended 12.31.2017
(Loss) / profit for the period		(5,447)	12,120
Profit for the period from discontinued operations		(717)	(1,291)
Adjustments for:
Income tax	18	(1,880)	(3,366)
Amortization and depreciation	20	3,022	2,897
Loss from disposal of property, plant and equipment		-	35
Net (loss) / gain from fair value adjustment of investment properties		5,451	(10,206)
Share-based compensation		19	34
Net gain from disposal of intangible assets		(8)	-
Gain from disposal of subsidiary and associates		(696)	-
Gain from disposal of trading properties		(296)	-
Impairment of other assets		154	-
impairment of assiciated and joint ventures		130	-
Financial results, net		6,811	8,480
Provisions and allowances		440	13
Share of profit of associates and joint ventures	7	705	(101)
Changes in operating assets and liabilities:
Decrease in inventories		47	64
Decrease in trading properties		69	834
Increase in restricted assets		(117)	-
Decrease / (increase) in trade and other receivables		532	(1,338)
Decrease in trade and other payables		(1,265)	(392)
Decrease in salaries and social security liabilities		(169)	(30)
Decrease in provisions		(73)	(3)
Net cash generated by continuing operating activities before income tax paid		6,712	7,750
Net cash generated by discontinued operating activities before income tax paid		678	4,230
Net cash generated by operating activities before income tax paid		7,390	11,980

IRSA Inversiones y Representaciones Sociedad Anónima

The following table presents a detail of significant non-cash transactions completed in the six-month periods ended December 31, 2018 and 2017:

	Six months ended 12.31.2018	Six months ended 12.31.2017
Increase in investment properties through an increase in borrowings	27	-
Increase in investment properties through an increase in trade and other payables	-	2,041
Increase in trading properties through an increase in borrowings	28	-
Increase in investment properties through a decrease in trading properties	555	-
Increase in property, plant and equipment through an increase in trade and other payables	303	19
Increase in intangible assets through an increase in trade and other payables	176	-
Changes in non controlling interest through an increase in trade and other receivables	-	322
Increase of investment properties through a decrease in trade and other receivables	174	52
increase in investments in associates and joint ventures through a decrease in borrowings	5	-
Decrease in trade and other receivables through an increase in investments in associates and joint ventures	6	-

15.
Trade and other payables

Group’s trade and other payables as of December 31, 2018 and June 30, 2018 were as follows:

	December 31, 2018	June 30, 2018
Trade payables	9,100	12,934
Sales, rental and services payments received in advance	2,544	4,327
Construction obligations	986	1,881
Accrued invoices	913	1,210
Deferred income	76	47
Total trade payables	13,619	20,399
Dividends payable to non-controlling shareholders	121	157
Tax payables	200	413
Construction obligations	372	664
Other payables	2,040	1,761
Total other payables	2,733	2,995
Total trade and other payables	16,352	23,394
Non-current	2,164	4,608
Current	14,188	18,786
Total	16,352	23,394

16.
Borrowings

The breakdown of the Group’s borrowings as of December 31, 2018 and June 30, 2018 was as follows:

	Total as of December 31, 2018 (ii)	Total as of June 30, 2018 (ii)	Fair value as of December 31, 2018	Fair value as of June 30, 2018
NCN	234,199	218,160	235,051	233,705
Bank loans	36,621	39,827	38,505	40,584
Bank overdrafts	132	854	132	855
Other borrowings (i)	3,626	4,559	5,021	6,069
Total borrowings	274,578	263,400	278,709	281,213
Non-current	230,686	230,784
Current	43,892	32,616
	274,578	263,400

(i) Includes finance leases in the amount of Ps. 16 and Ps. 20 as of December 31 and June 30, 2018, respectively.
(ii) Includes Ps. 242,892 and Ps. 230,488 as of December 31 and June 30, 2018, respectively, corresponding to the Operations Center in Israel.

The following table describes the Group’s issuance of debt during the present period:

Entity	Class	Issuance / expansion date	Amount in original currency	Maturity date	Interest	Principal payment	Interest payment
					nominal
Cellcom	SERIES K	Jul-18	NIS 220	05/07/2026	3.55% e.a.	Annual payments since 2021	annually	(1)
Cellcom	SERIES K	Dic-18	NIS 187	05/07/2026	3.55% e.a.	Annual payments since 2021	annually
Cellcom	SERIES L	Dic-18	NIS 213	05/01/2028	2.50% e.a.	Annual payments since 2023	annually
PBC	SERIES I	jul-18	NIS 507	29/06/2029	3.95% e.a.	At expiration	quarterlyl	(1)
Gav - Yam	SERIES A	jul-18	NIS 320	31/10/2023	3.55% e.a.	Annual payments since 2021	biannually
Gav - Yam	SERIES A	Dic-18	NIS 351	31/10/2023	3.55% e.a.	Annual payments since 2021	biannually
Gav - Yam	SERIES H	sep-18	NIS 596	30/06/2034	2.55% e.a.	At expiration	annually	(1)

(1)
Corresponds to an expansion of the series.

IRSA Inversiones y Representaciones Sociedad Anónima

On August 9, 2018, the Board of Directors of IDBD resolved to perform a partial prepayment of series M debentures of IDBD which took place on August 28, 2018. The partial prepayment amounted to NIS 146 million (approximately Ps 1,491 as of the date of issuance of these financial statements) which represents 14.02% of the remaining principal amount of series M debentures outstanding.

17.
Provisions

The table below shows the movements in the Group's provisions categorized by type:

	Six month ended December 31, 2018					Year ended June 30, 2018
	Legal claims (i)	Investments in associates and joint ventures (ii)	Site dismantling and remediation	Other provisions	Total	Total
Beginning of period / year	1,312	3,126	211	1,217	5,866	2,976
Additions	191	231	-	54	476	3,472
Incorporated by business combination	-	-	-	-	-	15
Recovery	(57)	-	-	-	(57)	(319)
Used during the period / year	(47)	-	(9)	-	(56)	(280)
Deconsolidation	-	-	-	-	-	(588)
Inflation adjustment	(26)	-	-	-	(26)	(13)
Currency translation adjustment	27	77	(1)	87	190	603
End of period / year	1,400	3,434	201	1,358	6,393	5,866
Non-current					5,047	4,524
Current					1,346	1,342
Total					6,393	5,866

(i)
Additions and recoveries are included in "Other operating results, net".
(ii)
Corresponds to the equity interest with negative equity. Additions and recoveries are included in “Share of profit of associates and joint ventures”
.
There were no significant changes to the processes mentioned in Note 18 to the Annual Financial Statements.

18.
Taxes

The details of the Group’s income tax, is as follows:

	December 31, 2018	December 31, 2017
Current income tax	(475)	(1,067)
Deferred income tax	2,355	4,433
Income tax from continuing operations	1,880	3,366

Below is a reconciliation between income tax recognized and the amount which would result from applying the prevailing tax rate on profit before income tax for the six-month periods ended December 31, 2018 and 2017:

	Six months ended December 31, 2018	Six months ended December 31, 2017
Profit from continuing operations at tax rate applicable in the respective countries (*)	2,537	(3,692)
Permanent differences:
Share of profit of associates and joint ventures	(134)	(6)
Unrecognized tax loss carryforwards (i)	(837)	(1,475)
Changes in fair value of financial instruments	-	234
Result of exposure to permanent inflation	(67)	439
Tax rate differential	456	7,867
Taxable profit of non-argentinian holding subsidiaries	(14)	-
Non-taxable profit / (loss), non-deductible expenses and others	(61)	(1)
Income tax from continuing operations	1,880	3,366

(i) Corresponds principally to holding companies in Israel.

IRSA Inversiones y Representaciones Sociedad Anónima

The gross movement in the deferred income tax account is as follows:

	December 31, 2018	June 30, 2018
Beginning of period / year	(33,380)	(38,075)
Adjustments previous periods (IFRS 9 and 15)	(53)	-
Use of tax losses	-	4
Currency translation adjustment	(76)	(4,885)
Incorporated by business combination	-	3,804
Deferred income tax charge	2,355	5,772
End of period / year	(31,154)	(33,380)
Deferred income tax assets	350	456
Deferred income tax liabilities	(31,504)	(33,836)
Deferred income tax liabilities, net	(31,154)	(33,380)

19.
Revenues

	Six months ended December 31, 2018	Six months ended December 31, 2017
Income from communication services	11,937	10,613
Rental and services income	8,672	8,094
Sale of communication equipment	3,704	3,480
Sale of trading properties and developments	2,340	580
Revenue from hotels operation and tourism services	1,014	777
Other revenues	212	188
Total Group’s revenues	27,879	23,732

20.
Expenses by nature

The Group discloses expenses in the statements of income by nature as part of the line items  “Costs”, “General and administrative expenses” and “Selling expenses”. The following table provides additional disclosures regarding expenses by nature and their relationship to the function within the Group.

	Costs	General and administrative expenses	Selling expenses	Total as of December 31, 2018	Total as of December 31, 2017
Cost of sale of goods and services	4,590	-	-	4,590	2,961
Salaries, social security costs and other personnel expenses	1,852	1,175	1,405	4,432	3,997
Depreciation and amortization	1,869	510	643	3,022	2,897
Fees and payments for services	1,558	725	44	2,327	2,017
Maintenance, security, cleaning, repairs and others	1,338	210	96	1,644	1,324
Advertising and other selling expenses	242	5	634	881	1,153
Taxes, rates and contributions	252	23	165	440	378
Interconnection and roaming expenses	1,675	-	-	1,675	1,518
Fees to other operators	2,330	-	-	2,330	1,765
Director´s fees	-	271	-	271	169
Leases and service charges	43	8	96	147	117
Allowance for doubtful accounts, net	-	8	239	247	141
Other expenses	534	254	152	940	1,011
Total as of December 31, 2018	16,283	3,189	3,474	22,946
Total as of December 31, 2017	13,421	2,739	3,288		19,448

21.
Cost of goods sold and services provided

	Total as of December 31, 2018	Total as of December 31, 2017
Inventories at the beginning of the period (*)	13,455	15,506
Adjustments previous periods (IFRS 15)	(4,804)	-
Purchases and expenses (**)	22,245	50,882
Capitalized finance costs	28	4
Currency translation adjustment	(836)	327
Transfers	555	10
Disposals	(138)	-
Transfers to investment properties	-	(713)
Inventories at the end of the period (*)	(8,111)	(15,659)
Total costs	22,394	50,357

IRSA Inversiones y Representaciones Sociedad Anónima

The following table presents the composition of the Group’s inventories as of December 31, 2018 and June 30, 2018:

	Total as of December 31, 2018	Total as of December 31, 2017
Real estate	7,381	12,683
Telecommunications	715	755
Others	15	17
Total inventories at the end of the period (*)	8,111	13,455

(*) Inventories includes trading properties and inventories.
(**) Includes the cost of goods sold of Shufersal, which were reclassified to discontinued operations in an amount of Ps. 32,128 as of December 31, 2017.

22.
Other operating results, net

	Six months ended December 31, 2018	Six months ended December 31, 2017
Gain from disposal of subsidiary and associates (1)	696	608
Donations	(42)	(46)
Lawsuits and other contingencies	(23)	583
Impairment of associates and joint ventures (2)	(129)	-
Others	(155)	(66)
Total other operating results, net	347	1,079

(1)
As of December 31, 2018 and 2017 includes the result from the sale of the Group´s equity interest in Cyber Secdo and Rimon,and Cloudyn respectively.
(2)
See Note 30.

23.
Financial results, net

	Six months ended December 31, 2018	Six months ended December 31, 2017
Finance income:
- Interest income	570	459
- Foreign exchange gain	277	26
- Dividend income	43	67
- Other finance income	147	66
Total finance income	1,037	618
Finance costs:
- Interest expenses	(7,221)	(5,942)
- Loss on debt swap	-	(3,486)
- Foreign exchange loss	(1,652)	(1)
- Other finance costs	(213)	(246)
Subtotal finance costs	(9,086)	(9,675)
Capitalized finance costs	55	12
Total finance costs	(9,031)	(9,663)
Other financial results:
- Fair value gain of financial assets and liabilities at fair value through profit or loss, net	871	930
- Gain from derivative financial instruments, net	342	94
Total other financial results	1,213	1,024
- Inflation adjustment	(387)	(186)
Total financial results, net	(7,168)	(8,207)

24.
Related party transactions

The following is a summary of the balances with related parties as of December 31, 2018 and June 30, 2018:

Item	December 31, 2018	June 30, 2018
Trade and other receivables	947	953
Investments in financial assets	1,230	437
Trade and other payables	(338)	(243)
Borrowings	(45)	(12)
Total	1,794	1,135

IRSA Inversiones y Representaciones Sociedad Anónima

Related party	December 31, 2018	June 30, 2018	Description of transaction	Item
Manibil S.A.	50	92	Contributions in advance	Trade and other receivable
New Lipstick LLC	9	746	Loans granted	Trade and other receivable
	(37)	-	Loans obtained	Borrowings
	772	9	Reimbursement of expenses receivable	Trade and other receivable
Condor	12	-	Dividends receivable	Trade and other receivable
	159	172	Public companies securities	Investment in financial assets
Puerto Retiro	14	-	Loans granted	Trade and other receivable
LRSA	-	37	Leases and/or rights of use receivable	Trade and other receivable
	-	(1)	Reimbursement of expenses	Trade and other receivable
	43	-	Loans granted	Trade and other receivable
	-	9	Dividends receivable	Trade and other receivable
Other associates and joint ventures	1	1	Reimbursement of expenses receivable	Trade and other receivable
	(8)	(13)	Loans granted	Borrowings
	(2)	(1)	Leases and/or rights of use payable	Trade and other payables
	4	5	Leases and/or rights of use receivable	Trade and other receivable
	-	1	Management fees	Trade and other receivable
	-	9	Loans granted	Trade and other receivable
	1	1	Long-term incentive plan	Trade and other receivable
	(1)	(1)	Reimbursement of expenses payable	Trade and other receivable
Total associates and joint ventures	1,017	1,066
Cresud	(28)	(20)	Reimbursement of expenses receivable	Trade and other payables
	(44)	(71)	Corporate services receivable	Trade and other payables
	1,071	265	NCN	Investment in financial assets
	(10)	(3)	Leases and/or rights of use receivable	Trade and other payables
	(13)	(28)	Management fee	Trade and other payables
	(3)	(4)	Share based payments	Trade and other payables
Total parent company	973	139
RES LP	-	3	Reimbursement of expenses receivable	Trade and other receivable
	-	24	Dividends receivables	Trade and other receivable
Banzey	21	-
Directors	(231)	(106)	Fees for services received	Trade and other payables
Others (1)	1	1	Leases and/or rights of use receivable	Trade and other receivable
	16	9	Fees receivable	Trade and other receivable
	(3)	(1)	Fees for legal services	Trade and other payables
Total others	(196)	(70)
Total at the end of the period/year	1,794	1,135

(1)
Includes CAMSA, Estudio Zang, Bergel & Viñes, Austral Gold, Fundación IRSA, Hamonet S.A., CAM Communication LP, Gary Gladstein and Fundación Museo de los Niños.

IRSA Inversiones y Representaciones Sociedad Anónima

The following is a summary of the results with related parties for the six-month periods ended December 31, 2018 and 2017:

Related party	December 31, 2018	December 31, 2017	Description of transaction
BACS	16	8	Leases and/or rights of use
Manibil	26	10	Corporate services
Tarshop	13	-	Leases and/or rights of use
	1	-	commisions
La Rural S.A.	21	13	Leases and/or rights of use
Condor	(13)	134	Financial operations
Other associates and joint ventures	7	-	Financial operations
	9	14	Leases and/or rights of use
	(1)	(1)	Corporate services
Otras asociadas y negocios conjuntos	-	2	Fees and remunerations
Total associates and joint ventures	79	180
Cresud	10	4	Leases and/or rights of use
Cresud	(158)	(117)	Corporate services
Cresud	26	10	Financial operations
Total parent company	(122)	(103)
Directors	(265)	(111)	Fees and remunerations
Others (1)	1	-	Leases and/or rights of use
	(7)	(6)	Fees and remunerations
	(9)	(7)	Donationd
Otras (1)	11	3	Financial operations
Otras (1)	3	-	Corporate services
Total others	(266)	(121)
Total at the end of the period	(309)	(44)

(1)
 Includes Isaac Elsztain e Hijos, CAMSA, Hamonet S.A., Ramat Hanassi, Estudio Zang, Bergel y Viñes, Austral Gold, La Rural, TGLT, New Lipstick, Condor and Fundación IRSA.

The following is a summary of the transactions with related parties for the six-month periods ended December 31, 2018 and 2017:

Related party	Six months ended December 31, 2018	Six months ended December 31, 2017	Description of the operation
La Rural S.A.	-	19	Dividends received
Nuevo Puerto Santa Fe S.A.	9	-	Dividends received
Condor	38	-	Dividends received
Mehadrin	54	-	Dividends received
Manaman	23	-	Dividends received
Emco	8	-	Dividends received
Nave by the sea	28	-	Dividends received
Total dividends received	160	19
Cresud	943	1,305	Dividends distributed
Helmir	6	7	Dividends distributed
Total dividends distributed	949	1,312
Manibil	-	65	Capital contributions
Quality	19	-	Capital contributions
Total capital contributions	19	65
IFISA	-	2,911	Purchase of non-controlling interest
Total other transactions	-	2,911

25.
CNV General Resolution N° 622

As required by Section 1°, Chapter III, Title IV of CNV General Resolution N° 622, set forth below is a detail of the notes to these Unaudited Condensed Interim Consolidated Financial Statements that disclose the information required by the Resolution in Exhibits.

Exhibit A - Property, plant and equipment	Note 8- Investment properties and Note 9 Property, plant and equipment
Exhibit B - Intangible assets	Note 11- Intangible assets
Exhibit C - Equity investments	Note 7- investment in associates and joint ventures
Exhibit D - Other investments	Note 12- Financial instruments by category
Exhibit E - Provisions	Note 17- Provisions
Exhibit F - Cost of sales and services provided	Note 21- Cost of goods sold and services provided
Exhibit G - Foreign currency assets and liabilities	Note 26- Foreign currency assets and liabilities

IRSA Inversiones y Representaciones Sociedad Anónima

26.
Foreign currency assets and liabilities

Book amounts of foreign currency assets and liabilities are as follows:

Item / Currency (1)	Amount (2)	Peso exchange rate (3)	Total as of 12.31.18	Total as of 06.30.18
Assets
Trade and other receivables
US Dollar	39	37.500	1,475	1,532
Euros	4	42.840	161	228
Receivables with related parties:
US Dollar	2	37.700	78	1,869
Total trade and other receivables			1,714	3,629
Investments in financial assets
US Dollar	53	37.500	1,994	4,579
Pounds	1	47.595	41	50
Investments with related parties:
US Dollar	28	37.700	1,071	437
Total investments in financial assets			3,106	5,066
Derivative financial instruments
US Dollar	1	37.500	30	41
Total Derivative financial instruments			30	41
Cash and cash equivalents
US Dollar	269	37.500	10,071	9,859
Euros	2	42.840	71	84
Total cash and cash equivalents			10,142	9,943
Total Assets			14,992	18,679

Liabilities
Trade and other payables
US Dollar	166	37.700	6,252	3,833
Euros	2	43.163	81	112
Payables to related parties:
US Dollar	1	37.700	26	32
Total Trade and other payables			6,359	3,977
Borrowings
US Dollar	825	37.700	31,095	31,905
Borrowings with related parties
US Dollar	1	37.700	38	-
Total Borrowings			31,133	31,905
Derivative financial instruments
US Dollar	1	37.700	26	-
Total derivative financial instruments			26
Total Liabilities			37,518	35,882

(1) Considering foreign currencies those that differ from the Group’s subsidiaries, functional currency at each period/year-end.
(2) Stated in millions of the corresponding foreign currency.
(3) Exchange rates as of December 31, 2018 and June 30, 2018, respectively according to Banco Nación Argentina.

IRSA Inversiones y Representaciones Sociedad Anónima

27.
Groups of assets and liabilities held-for-sale

As mentioned in Note 4.F. to the Annual Financial Statements, the Group has certain assets and liabilities classified as held-for-sale. The following table shows the main ones:

	December 31, 2018	June 30, 2018
Property, plant and equipment	3,603	3,439
Intangible assets	-	41
Investments in associates	362	60
Deferred income tax assets	80	131
Investment properties	905	664
Income tax credits	11	-
Trade and other receivables	1,692	1,841
Cash and cash equivalents	1,147	442
Total assets held-for-sale	7,800	6,618
Trade and other payables	2,898	2,495
Employee benefits	181	191
Deferred income tax liability	10	20
Borrowings	1,500	1,428
Total liabilities held-for-sale	4,589	4,134
Total net assets held-for-sale	3,211	2,484

28.
Results from discontinued operations

The results from operations of Shufersal for the period ended December 31, 2017 and the results from Israir and IDB Tourism for both periods; have been reclassified in the Statements of Income under discontinued operations.

	Six months ended December 31, 2018	Six months ended December 31, 2017
Revenues	7,005	48,873
Costs	(6,111)	(36,936)
Gross profit	894	11,937
Net gain from fair value adjustment of investment properties	-	71
General and administrative expenses	(237)	(870)
Selling expenses	(272)	(8,929)
Other operating results, net	294	(168)
Profit from operations	679	2,041
Share of profit of associates and joint ventures	27	43
Profit before financial results and income tax	706	2,084
Finance income	57	71
Finance cost	(69)	(540)
Other financial results	23	(6)
Financial results, net	11	(475)
Profit before income tax	717	1,609
Income tax	-	(318)
Profit from discontinued operations	717	1,291

(Loss) / profit for the period from discontinued operations attributable to:
Equity holders of the parent	734	674
Non-controlling interest	(17)	617
Profit per share from discontinued operations attributable to equity holders of the parent:
Basic	1.28	1.17
Diluted	1.27	1.16

As of December 31, 2017, Ps. 43,275 of the total revenues from discontinued operations and Ps. 975 of the total profit from discontinued operations correspond to Shufersal.

29.
Other relevant events of the period

IRSA Class action

On September 10, 2018, the New York Court issued an order granting the motion to dismiss the IRSA Case in its entirety.

On September 24, 2018, Plaintiff in the Cresud Case filed a document acknowledging that the Cresud Class Action complaint should be dismissed for the same reasons set forth in the Court’s September 10, 2018 order in the IRSA Case, subject to a right of appeal.

IRSA Inversiones y Representaciones Sociedad Anónima

On October 9, 2018, the Plaintiff in the IRSA Case filed a notice of appeal to the United States Court of Appeals for the Second Circuit. On December 12, 2018, Plaintiff in the Cresud Case filed a notice of voluntary dismissal, with prejudice. On December 13, 2018, Plaintiff moved to dismiss the appeal of the IRSA Case in the Second Circuit upon agreement with IRSA and Cresud that the parties shall bear their own costs and fees in the litigation, including the appeal, and that no fees are due. Accordingly, the Second Circuit dismissed Plaintiff’s appeal on December 18, 2018.

The IRSA Case is fully and finally resolved. The Cresud Case awaits an entry of judgment by the court and the companies hold that such allegations are meritless and will continue making a strong defense in that action.

DIC class action

On October 3, 2018, the DIC plaintiffs field a motion to a class action status (jointly – the "Motion"), with the District Court of Tel Aviv Yafo (the "Court") against the Group; and enjoining Mr. Eduardo Elsztain, the controlling person of the Company (the "Controlling Person"), who serves as chairman of the Company's board of directors; directors serving in the Group who have an interest in the Controlling Person; and additional directors and officers of the Company (all jointly – the "Respondents"), in connection with the exit of the Company's share, on February 1, 2018, from the TA 90 and TA 125 indices, whereon it had been traded on the Tel Aviv Stock Exchange Ltd. up to that date (the "Indices"), by an applicant alleging to have held the Group's shares prior to February 1, 2018 and thereafter (the "Applicant").

In the Motion, the Court is requested, inter alia, to approve the action as a class action and to charge the Respondents with compensating the members of the Group according to the damage caused them. The estimated amount in dispute is approximately NIS 17.6 million.

The Company believes that it acted lawfully and as required counterpoint to the claims in the Motion, and accordingly, after having preliminarily reviewed the Group's Motion, has concluded that it is unfounded.

IDBD class action

On October 3, 2018, an action and a motion to approve a class action had been filed with the District Court in Tel Aviv Yafo (jointly – the "Motion"). The Motion had been filed, against IDBD, against Dolphin IL, Mr. Eduardo Elsztain and the Official Receiver, and in it, the court was requested to hold that the Transaction was not in compliance with the provisions of the Centralization Law, to appoint a trustee over DIC's shares owned by the respondents and to order the payment of monetary damages to the public shareholders in DIC for the alleged preservation of the pyramidal structure in IDBD, at a scope of between NIS 58 and 73 million.

The bulk of the Applicant's allegations is that the Group continues to be the Controlling Person of DIC (potentially and effectively) even after the completion of the sale of DIC shares to DIL as described in Note 4 to the Annual Financial Statements (the “Transaction”) and that the controlling person of IDBD (in his capacity as chairman of the board of directors and controlling person of DIC as well) had a personal interest separate from the personal interest of the minority shareholders in DIC, in the manner of implementation of the Centralization Law's provisions, and that he and the Group breached the duty of good faith and the duty of Loyalty owed to DIC and its shareholders’, and additionally the controlling person of IDBD breached his duty of trust and duty of care toward DIC, this being, allegedly, due to the fact that the decision regarding the preferred alternative for complying with the Centralization Law's Provisions was not brought before DIC's general meeting of shareholders’. The Applicant further alleges deprivation of the minority shareholders in DIC.

Having preliminarily reviewed the Motion, the Group’s Management estimates that it is unfounded and that it will not change the fact that after following consummation of the Transaction, IDBD complies with the provisions of the Centralization Law, all as set forth in the Company's reports.

IRSA Inversiones y Representaciones Sociedad Anónima

30.
Subsequent events

Partial sale of Clal

On January 2, 2019, continuing with the instructions given by the Commissioner of Capital Markets, Insurance and Savings of Israel, IDBD sold an additional 4.5% of its stake in Clal through a swap transaction on the same conditions that applied to the swap transactions performed in the months of May and August 2017 and, January, May and August 2018 described in Note 4 to the Annual Consolidated Financial Statements. The consideration was set at an amount of approximately NIS 127 million (equivalent to approximately Ps. 1,270 as of the transaction date). After the completion of the transaction, IDBD’s interest in Clal was reduced to 25.3% of Clal’s share capital.

Additionally, on January 2, 2019, the swap transaction was completed with respect to 555,788 shares of Clal, which constitute 1% of the issued capital of Clal. It is hereby clarified that the terms of the swap transaction will remain in effect with respect to the balance of shares of Clal which are the subject of the swap transaction, which constitute in aggregateapproximately 29% of the issued capital of Clal as of the date of these interim financial statements.

DIC buy back plan

As indicated in Note 4 to these interim financial statements, DIC’s Board of Directors approved a plan to buy back DIC shares. During January and February of 2019, DIC acquired 10.1 million additional shares for total consideration of NIS 96 (approximately Ps. 969 as of the date of these financial statements), and the publicly held shares after these repurchases amounted to 15.92 % of DIC’s shares outstanding.

Sale of Tarshop

On February 14, 2019, the Group sold its entire stake in Tarshop to BHSA. With this acquisition, BHSA became the holder of 100% of the capital of Tarshop. The price of the operation was established at USD 0.1, which have already been received.

The parties agreed that the seller will be entitled to a variable compensation, if the buyer, in a period not exceeding 2 years, sells all or part of the participation to a third party.

The result transcended to third parties for this transaction was approximately Ps. 66.

Free translation from the original prepared in Spanish for publication in Argentina

REVIEW REPORT ON THE UNAUDITED CONDENSED
 INTERIM CONSOLIDATED FINANCIAL STATEMENTS

To the Shareholders, President and Directors of
IRSA Inversiones y Representaciones Sociedad Anónima
Legal address: Bolivar 108 – 1° floor
Autonomous City Buenos Aires
Tax Code No. 30-52532274-9

Introduction

We have reviewed the unaudited condensed interim consolidated financial statements of IRSA Inversiones y Representaciones Sociedad Anónima and its subsidiaries (hereinafter “the Company”) which included the unaudited condensed interim consolidated statements of financial position as of December 31, 2018 and the unaudited condensed interim consolidated statements of income and other comprehensive income for the six-month period and three-month period ended December 31, 2018, the unaudited condensed interim consolidated statements of changes in shareholders’ equity and the unaudited condensed interim consolidated statements of cash flows for the six-month period then ended and selected explanatory notes.

The balances and other information corresponding to the fiscal year ended June 30, 2018 and the interim periods within that fiscal year are an integral part of these financial statements and, therefore, they should be considered in relation to those financial statements.

Management responsibility

The Board of Directors of the Company is responsible for the preparation and presentation of these unaudited condensed interim consolidated financial statements in accordance with the International Financial Reporting Standards (IFRS), adopted by the Argentine Federation of Professional Councils in Economic Sciences (FACPCE) as professional accounting standards and added by the National Securities Commission (CNV) to its regulations, as approved by the International Accounting Standard Board (IASB) and , for this reason, is responsible for the preparation and presentation of the unaudited condensed interim consolidated financial statements above mentioned in the first paragraph according to the International Accounting Standard No 34 "Interim Financial Reporting" (IAS 34).

Free translation from the original prepared in Spanish for publication in Argentina

REVIEW REPORT ON THE UNAUDITED CONDENSED
 INTERIM CONSOLIDATED FINANCIAL STATEMENTS (Continued)

Scope of our review

Our review was limited to the application of the procedures established in the International Standard on Review Engagements ISRE 2410 "Review of interim financial information performed by the independent auditor of the entity", which was adopted as a review standard in Argentina in Technical Resolution No. 33 of the FACPCE, without modification as approved by the International Auditing and Assurance Standards Board (IAASB). A review of interim financial information consists of making inquiries of persons responsible for the preparation of the information included in the unaudited condensed interim consolidated financial statements, and applying analytical and other review procedures. A review is substantially less in scope than an audit conducted in accordance with International Standards on Auditing and consequently does not enable us to obtain assurance that we would become aware of all significant matters that might be identified in an audit. Accordingly, we do not express an audit opinion on the consolidated statements of financial position, the consolidated statements of income and other comprehensive income and the consolidated statements of cash flows of the Company.

Conclusion

Nothing came to our attention as a result of our review that caused us to believe that these unaudited condensed interim consolidated financial statements above mentioned in the first paragraph of this report have not been prepared in all material respects in accordance with International Accounting Standard 34.

 Report on compliance with current regulations

In accordance with current regulations, we report about IRSA Inversiones y Representaciones Sociedad Anónima that:

a) the unaudited condensed interim consolidated financial statements of IRSA Inversiones y Representaciones Sociedad Anónima are being processed for recording in the "Inventory and Balance Sheet Book", and comply, as regards those matters that are within our competence, with the provisions set forth in the Commercial Companies Law and in the corresponding resolutions of the National Securities Commission;

b) the unaudited condensed interim separate financial statements of IRSA Inversiones y Representaciones Sociedad Anónima arise from accounting records carried in all formal respects in accordance with applicable legal provisions;

c) we have read the Business Summary (“Reseña Informativa”) on which, as regards those matters that are within our competence, we have no observations to make;

Free translation from the original prepared in Spanish for publication in Argentina

REVIEW REPORT ON THE UNAUDITED CONDENSED
 INTERIM CONSOLIDATED FINANCIAL STATEMENTS (Continued)

d) at December 31, 2018, the debt of IRSA Inversiones y Representaciones Sociedad Anónima owed in favor of the Argentina Integrated Pension System which arises from accounting records amounted to Ps. 144.299,26, which was not claimable at that date.

Autonomous City of Buenos Aires, February 28, 2019.

PRICE WATERHOUSE & CO. S.R.L. (Partner) C.P.C.E.C.A.B.A. Tº 1 Fº 17 Dr. Mariano C. Tomatis Public Accountant (UBA) C.P.C.E.C.A.B.A. Tº 241 Fº 118	ABELOVICH, POLANO & ASOCIADOS S.R.L. (Partner) C.P.C.E. C.A.B.A. T° 1 F° 30 José Daniel Abelovich Public Accountant (UBA) C.P.C.E.C.A.B.A. T° 102 F° 191

IRSA Inversiones y Representaciones Sociedad Anónima

Unaudited Condensed Interim Separate Financial Statements as of December 31, 2018 and for the six and three-month periods ended as of that date, presented comparatively

IRSA Inversiones y Representaciones Sociedad Anónima
Unaudited Condensed Interim Separate Statements of Financial Position
as of December 31, 2018 and June 30, 2018
(All amounts in millions, except otherwise indicated)
Free translation from the original prepared in Spanish for publication in Argentina

	Note	12.31.18	06.30.18
ASSETS
Non-current assets
Investment properties	7	9,497	10,194
Property, plant and equipment	8	14	16
Trading properties	9	1,492	1,348
Intangible assets	10	41	39
Investments in subsidiaries, associates and joint ventures	6	45,599	53,749
Income tax and MPIT credit		242	309
Trade and other receivables	12	210	314
Total non-current assets		57,095	65,969
Current assets
Inventories		1	1
Trading properties	9	203	111
Trade and other receivables	12	827	1,070
Income tax and MPIT credit		1	1
Investments in financial assets	11	4	11
Cash and cash equivalents	11	343	20
Total current assets		1,379	1,214
TOTAL ASSETS		58,474	67,183
SHAREHOLDERS’ EQUITY
Shareholders' equity (according to corresponding statements)		42,190	49,945
TOTAL SHAREHOLDERS’ EQUITY		42,190	49,945
LIABILITIES
Non-current liabilities
Trade and other payables	13	1,788	1,436
Borrowings	14	3,676	11,051
Deferred income tax liabilities	15	2,011	2,702
Provisions	16	29	47
Total non-current liabilities		7,504	15,236
Current liabilities
Trade and other payables	13	408	229
Income tax and MPIT liabilities		109	139
Salaries and social security liabilities		3	2
Borrowings	14	8,255	1,628
Provisions	16	5	4
Total current liabilities		8,780	2,002
TOTAL LIABILITIES		16,284	17,238
TOTAL SHAREHOLDERS’ EQUITY AND LIABILITIES		58,474	67,183

The accompanying notes are an integral part of these Financial Statements.

____________________________ Alejandro G. Elsztain Vice President II acting as President
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IRSA Inversiones y Representaciones Sociedad Anónima
Unaudited Condensed Interim Separate Statements of Income and Other Comprehensive Income
for the six and three-month periods ended December 31, 2018 and 2017
 (All amounts in millions, except otherwise indicated)
Free translation from the original prepared in Spanish for publication in Argentina

		Six month		Three month
	Note	12.31.18	12.31.17	12.31.18	12.31.17
Revenues	17	184	54	186	37
Costs	18	(22)	(37)	(11)	(20)
Gross profit		162	17	175	17
Net gain from fair value adjustment of investment properties	7	388	(35)	(2,111)	69
General and administrative expenses	18	(256)	(162)	(187)	(94)
Selling expenses	18	(23)	(18)	2	(10)
Other operating results, net	19	(731)	801	(725)	809
(Loss) / profit from operations		(460)	603	(2,846)	791
Share of (loss) / profit of subsidiaries, associates and joint ventures	6	(5,087)	8,673	(10,079)	9,372
(Loss) / profit before financial results and income tax		(5,547)	9,276	(12,925)	10,163
Finance income	20	52	10	(126)	47
Finance costs	20	(842)	(483)	2,371	(913)
Other financial results	20	(1)	16	-	15
Inflation adjustment	20	(161)	59	(198)	535
Financial results, net		(952)	(398)	2,047	(316)
(Loss) / profit before income tax		(6,499)	8,878	(10,878)	9,847
Income tax	15	702	670	246	365
(Loss) / profit for the period		(5,797)	9,548	(10,632)	10,212

Other comprehensive income:
Items that may be reclassified subsequently to profit or loss:
Share of other comprehensive loss of subsidiaries, associates and joint ventures		(31)	(118)	(46)	(50)
Currency translation adjustment of subsidiaries, associates and joint ventures		(157)	(1,685)	(4,806)	(1,254)
Total other comprehensive loss for the period (i)	6	(188)	(1,803)	(4,852)	(1,304)
Total comprehensive (loss) / income for the period		(5,985)	7,745	(15,484)	8,908

(Loss) / profit per share for the period:
Basic		(10.08)	16.61	(18.48)	17.76
Diluted		(10.01)	16.49	(18.37)	17.64

(i) Components of other comprehensive income have no impact on income tax.

  The accompanying notes are an integral part of these Financial Statements.

_____________________________ Alejandro G. Elsztain Vice President II acting as President
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IRSA Inversiones y Representaciones Sociedad Anónima
Unaudited Condensed Interim Separate Statements of Changes in Shareholders’ Equity
for the six-month period ended December 31, 2018
(All amounts in millions, except otherwise indicated)
Free translation from the original prepared in Spanish for publication in Argentina

	Share capital	Treasury shares	Inflation adjustment of Share Capital and Treasury Shares (1)	Share premium	Additional Paid-in Capital from Treasury Shares	Legal reserve	Special reserve	CNV 609/12 Resolution reserve (2)	Other reserves (3)	Retained earnings	Total Shareholders’ equity
Balance as of June 30, 2018	575	3	7,512	8,336	45	278	3,434	5,392	(995)	25,365	49,945
Adjustments previous periods (IFRS 9 and 15)	-	-	-	-	-	-	-	-	-	(176)	(176)
Balance as of June 30, 2018 (recast)	575	3	7,512	8,336	45	278	3,434	5,392	(995)	25,189	49,769
Loss for the period	-	-	-	-	-	-	-	-	-	(5,797)	(5,797)
Other comprehensive loss for the period	-	-	-	-	-	-	-	-	(188)	-	(188)
Total comprehensive loss for the period	-	-	-	-	-	-	-	-	(188)	(5,797)	(5,985)
Appropriation of retained earnings approved by Shareholders’ meeting held as of 10.29.18	-	-	-	-	-	-	37,521	-	-	(37,521)	-
Dividends distribution	-	-	-	-	-	-	-	-	-	(1,496)	(1,496)
Changes in non-controlling interest	-	-	-	-	-	-	-	-	(98)	-	(98)
Balance as of December 31, 2018	575	3	7,512	8,336	45	278	40,955	5,392	(1,281)	(19,625)	42,190

(1)
Includes Ps. 1 of inflation adjustment of treasury shares. See Note 16 of Consolidated Financial Statements as of June 30, 2018.
(2)
Related to CNV General Resolution N° 609/12.
(3)
The composition of Other reserves of the Company as of December 31, 2018 is as follows:

	Cost of Treasury shares	Changes in non-controlling interest	Reserve for share-based payments	Reserve for future dividends	Other reserves of subsidiaries	Currency translation adjustment reserve	Total Other reserves
Balance as of June 30, 2018	(105)	(2,614)	129	970	4	621	(995)
Other comprehensive loss for the period	-	-	-	-	(31)	(157)	(188)
Changes in non-controlling interest	-	(98)	-	-	-	-	(98)
Reserve for share-based payments	1	-	(1)	-	-	-	-
Balance as of December 31, 2018	(104)	(2,712)	128	970	(27)	464	(1,281)

The accompanying notes are an integral part of these Financial Statements.

____________________________. Alejandro G. Elsztain Vice President II acting as President

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IRSA Inversiones y Representaciones Sociedad Anónima

Unaudited Condensed Interim Separate Statements of Changes in Shareholders’ Equity
for the six-month period ended December 31, 2017
(All amounts in millions, except otherwise indicated)
Free translation from the original prepared in Spanish for publication in Argentina

	Share capital	Treasury shares	Inflation adjustment of Share Capital and Treasury Shares (1)	Share premium	Additional Paid-in Capital from Treasury Shares	Legal reserve	Special reserve	CNV 609/12 Resolution reserve (2)	Other reserves (3)	Retained earnings	Total Shareholders’ equity
Balance as of June 30, 2017	575	3	7,512	8,336	43	278	-	5,397	3,840	19,486	45,470
Profit for the period	-	-	-	-	-	-	-	-	-	9,548	9,548
Other comprehensive loss for the period	-	-	-	-	-	-	-	-	(1,803)	-	(1,803)
Total comprehensive income for the period	-	-	-	-	-	-	-	-	(1,803)	9,548	7,745
Appropriation of retained earnings approved by Shareholders’ meeting held as of 10.31.17	-	-	-	-	-	-	3,434	-	-	(3,434)	-
Dividends distribution	-	-	-	-	-	-	-	-	-	(2,166)	(2,166)
Reserve for share-based payments	-	-	-	-	1	-	-	-	3	-	4
Balance as of December 31, 2017	575	3	7,512	8,336	44	278	3,434	5,397	2,040	23,434	51,053

(1)
Includes Ps. 1 of inflation adjustment of treasury shares. See Note 16 of Consolidated Financial Statements as of June 30, 2018.
(2)
Related to CNV General Resolution N° 609/12.
(3)
The composition of Other reserves of the Company as of December 31, 2017 is as follows:

	Cost of Treasury shares	Changes in non-controlling interest	Reserve for share-based payments	Reserve for future dividends	Other reserves of subsidiaries	Currency translation adjustment reserve	Total Other reserves
Balance as of June 30, 2017	(108)	-	131	970	67	2,780	3,840
Other comprehensive loss for the period	-	-	-	-	(118)	(1,685)	(1,803)
Reserve for share-based payments	-	-	3	-	-	-	3
Balance as of December 31, 2017	(108)	-	134	970	(51)	1,095	2,040

The accompanying notes are an integral part of these Financial Statements.

____________________________. Alejandro G. Elsztain Vice President II acting as President

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IRSA Inversiones y Representaciones Sociedad Anónima
Unaudited Condensed Interim Separate Statements of Cash Flows
for the six-month period ended December 31, 2018 and 2017
(All amounts in millions, except otherwise indicated)
Free translation from the original prepared in Spanish for publication in Argentina
	Note	12.31.18	12.31.17
Operating activities
(Loss) / profit for the period		(5,797)	9,548
Adjustments:
Income tax	15	(702)	(670)
Amortization and depreciation	18	2	2
Gain from disposal of trading properties	17	(150)	(4)
Financial results, net		876	396
Increase in trading properties	9	-	(83)
Net gain from fair value adjustment of investment properties	7	(388)	35
Share of loss / (profit) of subsidiaries, associates and joint ventures	6	5,087	(8,673)
Loss / (gain) from disposal of subsidiaries		709	(814)
Provisions and allowances		22	1
Decrease / (increase) in trade and other receivables		200	(86)
Increase in trade and other payables		1,822	139
Net cash flow generated by / (used in) operating activities		1,681	(209)
Investing activities
Capital contributions to subsidiaries, associates and joint ventures	6	(192)	(1,996)
Acquisition and advanced payments of investment properties		(26)	(203)
Proceeds from sales of investment properties	7	-	41
Acquisition of property, plant and equipment	8	-	(3)
Acquisition of intangibles	10	(2)	-
Increase of investments in financial assets		(172)	(2,985)
Proceeds from sales of investments in financial assets		178	3,000
Increase in loans granted to subsidiaries, associates and joint ventures		(3)	(16)
Proceeds from borrowings granted to subsidiaries, associates and joint ventures		80	77
Dividends collected		498	909
Net cash flow generated by / (used in) investing activities		361	(1,176)
Financing activities
Short-term loans obtained, net		(776)	86
Payment of loans		(233)	-
Interests paid		(781)	(448)
Loans obtained from subsidiaries, associates and joint ventures		119	18
Payment of loans from subsidiaries, associates and joint ventures		(1)	(16)
Repurchase of non-convertible notes		(46)	-
Disposal of interest in subsidiaries		-	3,701
Dividends paid		-	(2,154)
Net cash flow (used in) / generated by financing activities		(1,718)	1,187
Net increase / (decrease) in cash and cash equivalents		324	(198)
Cash and cash equivalents at the beginning of the period	11	20	245
Foreign exchange gain of cash and changes in fair value of cash equivalents		(1)	3
Cash and cash equivalents at the end of the period	11	343	50

Additional information
Reserve for share-based payments		-	3
Currency translation adjustment		(157)	(1,685)
Share of other comprehensive loss of subsidiaries		(31)	(118)
Changes in non-controlling interest		(98)	-
Increase of investment properties through a decrease in trade and other receivables		174	53
Decrease in borrowings through an increase in investment properties		4	3
Decrease in borrowings through an increase in trading properties		28	4
Increase in trading properties through a decrease in investment properties		1,216	-
Dividends paid through a decrease in investments in subsidiaries, associates and joint ventures		1,496	-
Dividends paid through an increase in trade and other payables		-	12

The accompanying notes are an integral part of these Financial Statements.

__________________________ Alejandro G. Elsztain Vice President II acting as President

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IRSA Inversiones y Representaciones Sociedad Anónima

Notes to the Unaudited Condensed Interim Consolidated Separate Financial Statements
(All amounts in millions, except otherwise indicated)
Free translation from the original prepared in Spanish for publication in Argentina

1.
General information and company’s business

IRSA Inversiones y Representaciones Sociedad Anónima (“IRSA” or “The Company”) was founded in 1943, it is primarily engaged in managing real estate holdings in Argentina since 1991.

IRSA is a corporation incorporated and domiciled in Argentina. The registered office is Bolívar 108, 1st. Floor, Buenos Aires, Argentina.

The Company owns, manages and develops, directly and indirectly through its subsidiaries, a portfolio of office and other rental properties in Buenos Aires. In addition, IRSA through its subsidiaries, associates and joint ventures manages and develops shopping malls and branded hotels across Argentina, and also office properties in the United States of America and Israel.

These Unaudited Condensed Interim Separate Financial Statements have been approved for issue by the Board of Directors on February 28, 2019.

2.
Basis of preparation of the Unaudited Condensed Interim Separate Financial Statements

2.1.
Basis of preparation

The National Securities Commission (CNV), in Title IV "Periodic Information Regime" - Chapter III "Rules relating to the presentation and valuation of financial statements" - Article 1, of its standards, has established the application of the Technical Resolution No. 26 (RT 26) of the FACPCE and its amendments, which adopt IFRS, issued by the IASB, for certain companies included in the public offering regime of Law No. 26,831, either because of its share capital or its non-convertible notes, or that have requested authorization to be included in the aforementioned regime.

For the preparation of these Unaudited Condensed Interim Separate Financial Statements, the Company has made use of the option provided by IAS 34, and has prepared them in a condensed form. Therefore, these financial statements do not include all the information required in a complete set of annual financial statements and, consequently, it is recommended that they be read together with the annual financial statements as of June 30, 2018.

The Company´s management has prepared these financial statements in accordance with the accounting principles established by the CNV, which are based on the application of IFRS, in particular of IAS 34.

Additionally, the information required by the CNV indicated in article 1, Chapter III, Title IV of General Resolution N ° 622/13 has been included. Such information is included in a note to these Unaudited Condensed Interim Separate Financial Statements.

IAS 29 "Financial Reporting in Hyperinflationary Economies" requires that the financial statements of an entity whose functional currency is one of a hyperinflationary economy be expressed in terms of the current unit of measurement at the closing date of the reporting period, regardless of whether they are based on the historical cost method or the current cost method. To do so, in general terms, the inflation produced from the date of acquisition or from the revaluation date, as applicable, must be calculated for non-monetary items. This requirement also includes the comparative information of the financial statements.

In order to conclude on whether an economy is categorized as a high inflation one, in the terms of IAS 29, the standard details a series of factors to be considered, including the existence of an accumulated inflation rate in three years that approximates to or exceeds 100%. Accumulated inflation in Argentina in three years is over 100%. For this reason, in accordance with IAS 29, the Argentine economy must be considered as a high inflation economy starting July 1, 2018.

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IRSA Inversiones y Representaciones Sociedad Anónima

In addition, Law No. 27,468 (published in the Official Gazette on December 4, 2018), amended Section 10 of Law No. 23,928, as amended, and established that the derogation of all the laws or regulations imposing or authorizing price indexation, monetary restatement, cost variation or any other method for strengthening debts, taxes, prices or rates of goods, works or services, does not extend to financial statements, as to which the provisions of Section 62 in fine of the General Companies Law No. 19,550 (1984 revision), as amended, shall continue to apply. Moreover, the referred law repealed Decree No. 1269/2002 dated July 16, 2002, as amended, and delegated to the Argentine Executive Branch the power to establish, through its controlling agencies, the effective date of the referred provisions in connection with the financial statements filed with it. Therefore, under General Resolution 777/2018 (published in the Official Gazette on December 28, 2018) the Argentine Securities Commission (CNV) ordered that issuers subject to its supervision shall apply the inflation adjustment to reflect the financial statements in terms of the current measuring unit set forth in IAS 29 in their annual, interim and special financial statements closed on or after December 31, 2018.

Pursuant to IAS 29, the financial statements of an entity whose functional currency is that of a high inflationary economy should be reported in terms of the measuring unit current as of the date of the financial statements. All the amounts included in the statement of financial position which are not stated in terms of the measuring unit current as of the date of the financial statements should be restated applying the general price index. All items in the statement of income should be stated in terms of the measuring unit current as of the date of the financial statements, applying the changes in the general price index occurred from the date on which the revenues and expenses were originally recognized in the financial statements.

Adjustment for inflation in the initial balances has been calculated considering the indexes reported by the Argentine Federation of Professional Councils in Economic Sciences (FACPCE) based on the price indexes published by the Argentine Institute of Statistics and Census (INDEC).

The principal inflation adjustment procedures are the following:

-
Monetary assets and liabilities that are recorded in the current currency as of the balance sheet’s closing date are not restated because they are already stated in terms of the currency unit current as of the date of the financial statements.
-
Non-monetary assets and liabilities are recorded at cost as of the balance sheet date, and equity components are restated applying the relevant adjustment ratios.
-
All items in the statement of income are restated applying the relevant conversion factors.
-
The effect of inflation in the Company’s net monetary position is included in the statement of income under Financial results, net in the item “Inflation adjustment”.
-
Comparative figures have been adjusted for inflation following the procedure explained in the previous paragraphs.

Upon initially applying inflation adjustment, the equity accounts were restated as follows:

-
Capital was restated as from the date of subscription or the date of the most recent inflation adjustment for accounting purposes, whichever is later. The resulting amount was included in the “Capital adjustment” account.
-
The conversion difference was restated in real terms (as applicable).
-
Other comprehensive income / (loss) was restated as from each accounting allocation.
-
The other reserves in the statement of income were not restated as of the initial application date, June 30, 2016.

2.2. Significant accounting policies

The accounting policies adopted in the preparation of these Unaudited Condensed Interim Separate Financial Statements are consistent with those applied in the Annual Financial Statements as of June 30, 2018. The principal accounting policies are described in Note 2 of those Annual Financial Statements, except for what is mentioned in Note 2.1 to these financial statements.

As described in Note 2.2 to the Annual Financial Statements, the Group adopted IFRS 15 “Revenues from contracts with customers” and IFRS 9 “Financial instruments” in the present fiscal year using the modified retrospective approach, so that the cumulative impact of the adoption was recognized in the retained earnings at the beginning, and the comparative figures were not modified due to this adoption.

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The main changes are the following:

IFRS 15: Revenues from contracts with customers

The standard introduces a new five-step model for recognizing revenue from contracts with customers:
1.
Identifying the contract with the customer.
2.
Identifying separate performance obligations in the contract.
3.
Determining the transaction price.
4.
Allocating the transaction price to separate performance obligations.
5.
Recognizing revenue when the performance obligations are satisfied.

IFRS 9: Financial instruments

The new standard includes a new model of "expected credit loss" for receivables or other assets not measured at fair value. The new model presents a dual measurement approach for impairment: if the credit risk of a financial asset has not increased significantly since its initial recognition, an allowance for impairment will be recorded in the amount of expected credit losses resulting from the possible non- compliance events within a certain period. If the credit risk has increased significantly, in most cases the allowance will increase and the amount of the expected losses should be recorded.

In accordance with the new standard, in cases where a change in terms or exchange of financial liabilities is immaterial and does not lead, at the time of analysis, to the reduction of the previous liability and recognition of the new liability, the new cash flows must be discounted at the original effective interest rate, recording the impact of the difference between the present value of the financial liability that has the new terms and the present value of the original financial liability in net income.

The effect for the first implementation of IFRS 15 for the six-month period ended December 31, 2018 generates an increase in gross margin and result from participation in subsidiaries, associates and joint ventures of Ps. 213 and Ps. 150 respectively and a decrease of the income tax of Ps. 44. The result of the period yields a profit of Ps. 319.

The effect on the retained earnings as of July 1, 2018 for the first implementation of IFRS 9 and 15 is as follows:

	01.07.2018
ASSETS	Implementation of IFRS 15	Implementation of IFRS 9	Total
Non- Current Assets
Trading properties	(173)	-	(173)
Investments in joint ventures	-	(227)	(227)
Total Non-Current Assets	(173)	(227)	(400)
TOTAL ASSETS	(173)	(227)	(400)
SHAREHOLDERS’ EQUITY
Retained earnings	36	(227)	(191)
TOTAL SHAREHOLDERS’ EQUITY	36	(227)	(191)
LIABILITIES
Non-Current Liabilities
Trade and other payables	(225)	-	(225)
Deferred income tax liabilities	15	-	15
Total Non-Current Liabilities	(210)	-	(210)
TOTAL LIABILITIES	(210)	-	(210)
TOTAL SHAREHOLDERS’ EQUITY AND LIABILITIES	(174)	(227)	(401)

2.3.
Comparability of information

Balance items as of June 30, 2018 and December 31, 2017 shown in these Unaudited Condensed Interim Separate Financial Statements for comparative purposes arise from financial statements then ended. Certain items from prior periods have been reclassified for consistency purposes.

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2.4.
Use of estimates

The preparation of Financial Statements at a certain date requires Management to make estimates and evaluations affecting the amount of assets and liabilities recorded and contingent assets and liabilities disclosed at such date, as well as income and expenses recorded during the period. Actual results might differ from the estimates and evaluations made at the date of preparation of these Unaudited Condensed Interim Separate Financial Statements. In the preparation of these Unaudited Condensed Interim Separate Financial Statements, the main significant judgments made by Management in applying the Company’s accounting policies and the major sources of uncertainty were the same that the Company used in the preparation of the Separate Financial Statements for the fiscal year ended June 30, 2018, described in Note 3.

3.
Seasonal effects on operations

See Note 3 to the Unaudited Condensed Interim Consolidated Financial Statements.

4.
Acquisitions and disposals

Significant acquisitions and disposals of the Company and/or its subsidiaries for the six-month period ended December 31, 2018 are detailed in Note 4 to the Unaudited Condensed Interim Consolidated Financial Statements.

5.
Financial risk management and fair value estimates

The Unaudited Condensed Interim Financial Statements do not include all the information and disclosures of the risk management, so they should be read together with the Annual Separate Financial Statements as of June 30, 2018.

There has been no changes in the risk management or risk management policies applied by the Company since the end of the annual fiscal year.

Since June 30, 2018 there have been no significant changes in business or economic circumstances affecting the fair value of the Company's financial assets or liabilities (either measured at fair value or amortized cost). See notes to the Unaudited Condensed Interim Consolidated Financial Statements. Furthermore, there have been no transfers between the different hierarchies used to assess the fair value of the Company’s financial instruments.

6.
Information about the main subsidiaries, associates and joint ventures

The Company conducts its business through several operating and holding subsidiaries, associates and joint ventures. Its main subsidiaries include IRSA CP and Tyrus. The main associates include BHSA and New Lipstick. Its main joint ventures include Cyrsa S.A. and Puerto Retiro S.A.

Detailed below are the evolutions of investments in subsidiaries, associates and joint ventures of the Company, for the six-month period ended December 31, 2018 and for the year ended June 30, 2018:

Subsidiaries, Associates and Joint ventures

	12.31.18	06.30.18
Beginning of period / year	53,736	50,037
Adjustments previous periods (IFRS 9 and 15)	(204)	-
Share of (loss) / profit	(5,087)	10,273
Other comprehensive loss	(188)	(2,220)
Capital contributions (Note 21)	192	2,040
Changes in non-controlling interest	(98)	(2,620)
Distribution of shares (ii)	(2,254)	-
Cash dividends (Note 21)	(498)	(920)
Sale of subsidiaries, associates and joint ventures	-	(2,947)
Other changes in the equity of subsidiaries	-	93
End of the period / year (i)	45,599	53,736

(i)
As of June 30, 2018, include Ps. 13 corresponding to the equity interest in UTE IRSA - Galerías Pacífico S.A., included in Provisions (Note 16).
(ii)
On October 29, 2018 the Shareholder’s meeting was held, whereby the distribution of a dividend in kind for an  equivalent of Ps. 1,412 payable in shares of IRSA CP was resolved. For the distribution, the value of IRSA CP share was taken as of October 26, 2018, which was Ps. 220 per share. The number of shares distributed amounted to 6,418,182. This transaction was accounted for as an equity transaction generating a decrease in the equity attributable holders of the parent for Ps. 709 reestated as of the date of these financial statements.

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Name of the entity	% ownership interest		Company´s interest in equity		Company’s interest in comprehensive income
	12.31.18	06.30.18	12.31.18	06.30.18	12.31.18	12.31.17
Subsidiaries
IRSA CP	81.13%	86.22%	33,651	40,196	(3,751)	11,115
Tyrus	100.00%	100.00%	5,660	7,029	(1,447)	(4,411)
Ritelco S.A.	100.00%	100.00%	1,234	1,258	7	58
Efanur	100.00%	100.00%	1,196	1,165	28	(3)
Inversora Bolívar S.A.	95.13%	95.13%	859	1,033	(149)	40
ECLSA	96.74%	96.74%	825	882	(26)	34
Palermo Invest S.A.	97.00%	97.00%	479	565	(53)	47
Llao Llao Resort S.A.	50.00%	50.00%	205	204	-	(1)
NFSA	76.34%	76.34%	200	153	47	19
HASA	80.00%	80.00%	139	110	29	3
Associates
BHSA (1) (2)	4.93%	4.93%	666	677	19	46
Manibil S.A.	49.00%	49.00%	244	259	(14)	(15)
BACS (2)	33.36%	33.36%	182	195	(14)	(50)
Joint ventures
UTE IRSA - Galerías Pacífico S.A.	50.00%	50.00%	37	(13)	50	(6)
Cyrsa S.A.	50.00%	50.00%	22	23	(1)	(6)
Total subsidiaries, associates and joint ventures			45,599	53,736	(5,275)	6,870

Name of the entity	Location of business / Country of incorporation	Main activity	Common shares 1 vote	Latest financial statements issued
				Share capital (nominal value)	Profit / (loss) for the period	Shareholders’ equity
Subsidiaries
IRSA CP	Argentina	Real estate	102,234,397	126	(4,360)	41,881
Tyrus	Uruguay	Investment	16,025,861,475	7,512	(1,232)	5,662
Ritelco S.A.	Uruguay	Investment	94,369,151	94	7	1,234
Efanur	Uruguay	Investment	130,386,770	132	1	1,196
Inversora Bolívar S.A.	Argentina	Investment	83,571,237	93	(127)	903
ECLSA	Argentina	Investment	77,316,130	80	(27)	851
Palermo Invest S.A.	Argentina	Investment	155,953,673	161	(55)	709
Llao Llao Resort S.A.	Argentina	Hotel	73,580,206	147	1	410
NFSA	Argentina	Hotel	38,068,999	50	54	357
HASA	Argentina	Hotel	18,791,800	26	36	173
Associates
BHSA (1) (2)	Argentina	Financial	73,939,822	1,500	1,567	9,574
Manibil S.A.	Argentina	Real estate	130,122,874	266	(29)	498
BACS (2)	Argentina	Financial	29,297,626	88	61	484
Joint ventures
UTE IRSA - Galerías Pacífico S.A.	Argentina	Real estate	500,000	1	100	74
Cyrsa S.A.	Argentina	Real estate	8,748,269	17	(2)	44

(1)
Considered significant. See Notes 7 to 8 to the Annual Consolidated Financial Statements.
(2)
Information as of September 30, 2018 according to BCRA's standards. For the purpose of the valuation of the investments in the Company, preliminary figures as of December 31, 2018 have been considered, with the necessary IFRS adjustments. Share market price of Banco Hipotecario S.A as of December 31, 2018 amounts to Ps. 11.75. See Note 8 to the Consolidated Financial Statements as of June 30, 2018.

7.
Investment properties

Changes in the Company’s investment properties for the six-month period ended December 31, 2018 and for the year ended June 30, 2018 were as follows:
	Period ended December 31, 2018				Year ended June 30, 2018
	Office buildings and other rental properties	Undeveloped parcels of land	Properties under development	Total	Total
Fair value at the beginning of the period / year	1,401	7,863	930	10,194	7,358
Additions	-	-	127	127	137
Capitalized finance costs	-	-	4	4	10
Disposals	-	-	-	-	(209)
Transfers to / from trading properties	-	-	(1,216)	(1,216)	-
Net gain from fair value adjustment	35	198	155	388	2,898
Fair value at the end of the period / year	1,436	8,061	-	9,497	10,194

The following amounts have been recognized in the Statements of Comprehensive Income:

	12.31.18	12.31.17
Sale, rental and services´ income (Note 17)	34	40
Rental and services´ costs (Note18)	(6)	(16)
Cost of sales and developments (Note18)	(12)	(9)
Net unrealized gain from fair value adjustment of investment properties	388	(70)
Net realized gain from fair value adjustment of investment properties	-	35

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IRSA Inversiones y Representaciones Sociedad Anónima

Valuation techniques are described in Note 9 to the Consolidated Financial Statements as of June 30, 2018. There were no changes to the valuation techniques.

8.
Property, plant and equipment

Changes in the Company’s property, plant and equipment for the six-month period ended December 31, 2018 and for the year ended June 30, 2018 were as follows:
	Period ended December 31, 2018					Year ended June 30, 2018
	Buildings and facilities	Furniture and fixtures	Machinery and equipment	Vehicles	Total	Total
Costs	106	30	101	2	239	234
Accumulated depreciation	(96)	(29)	(96)	(2)	(223)	(219)
Net book amount at the beginning of the period / year	10	1	5	-	16	15
Additions	-	-	-	-	-	5
Depreciation	(1)	-	(1)	-	(2)	(4)
Balances at the end of the period / year	9	1	4	-	14	16
Costs	106	30	101	2	239	239
Accumulated depreciation	(97)	(29)	(97)	(2)	(225)	(223)
Net book amount at the end of the period / year	9	1	4	-	14	16

9.
Trading properties

Changes in the Company’s trading properties for the six-month period ended December 31, 2018 and for the year ended June 30, 2018 were as follows:
	Period ended December 31, 2018				Year ended June 30, 2018
	Completed properties	Undeveloped properties	Properties under development	Total	Total
Beginning of the period / year	44	226	1,189	1,459	1,028
Adjustments previous periods (IFRS 15)	-	-	(136)	(136)	-
Additions	-	-	417	417	428
Capitalized finance costs	-	-	28	28	13
Disposals	(1)	-	(1,288)	(1,289)	(10)
Transfers to / from investment properties	-	-	1,216	1,216	-
End of the period / year	43	226	1,426	1,695	1,459
Non-current				1,492	1,348
Current				203	111
Total				1,695	1,459

10.
Intangible assets

Changes in Company’s intangible assets for the six-month period ended December 31, 2018 and for the year ended June 30, 2018 were as follows:

	Period ended December 31, 2018			Year ended June 30, 2018
	Computer software	Future units to be received from barters	Total	Total
Costs	15	32	47	44
Accumulated amortization	(8)	-	(8)	(8)
Net book amount at the beginning of the period / year	7	32	39	36
Additions	2	-	2	3
Balances at the end of the period / year	9	32	41	39
Costs	17	32	49	47
Accumulated amortization	(8)	-	(8)	(8)
Net book amount at the end of the period / year	9	32	41	39

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IRSA Inversiones y Representaciones Sociedad Anónima

11.
Financial instruments by category

This note presents financial assets and financial liabilities by category of financial instrument and a reconciliation to the corresponding line item in the Interim Statements of Financial Position, as appropriate. Financial assets and liabilities measured at fair value are assigned based on their different levels in the fair value hierarchy. For further information, related to fair value hierarchy see Note 13 to the Consolidated Financial Statements as of June 30, 2018.

Financial assets and financial liabilities as of December 31, 2018 and June 30, 2018 are as follows:

	Financial assets at amortized cost (i)	Financial assets at fair value through profit or loss	Subtotal financial assets	Non-financial assets	Total
		Level 1
December 31, 2018
Assets as per Statement of Financial Position
Trade and other receivables (excluding the allowance for doubtful accounts and other receivables) (Note 12)	433	-	433	628	1,061
Investments in financial assets:
- Mutual funds	-	4	4	-	4
Cash and cash equivalents:
- Cash at bank and on hand	15	-	15	-	15
- Mutual funds	-	9	9	-	9
- Short-term investments	319	-	319	-	319
Total	767	13	780	628	1,408

	Financial liabilities at amortized cost (i)	Non-financial liabilities	Total
December 31, 2018
Liabilities as per Statement of Financial Position
Trade and other payables (Note 13)	252	1,944	2,196
Borrowings (excluding finance leases) (Note 14)	11,929	-	11,929
Total	12,181	1,944	14,125

	Financial assets at amortized cost (i)	Financial assets at fair value through profit or loss	Subtotal financial assets	Non-financial assets	Total
		Level 1
June 30, 2018
Assets as per Statement of Financial Position
Trade and other receivables (excluding the allowance for doubtful accounts and other receivables) (Note 12)	460	-	460	934	1,394
Investments in financial assets:
- Bonds	-	7	7	-	7
- Mutual funds	-	4	4	-	4
Cash and cash equivalents:
- Cash at bank and on hand	20	-	20	-	20
Total	480	11	491	934	1,425

	Financial liabilities at amortized cost (i)	Non-financial liabilities	Total
June 30, 2018
Liabilities as per Statement of Financial Position
Trade and other payables (Note 13)	283	1,382	1,665
Borrowings (excluding finance leases) (Note 14)	12,677	-	12,677
Total	12,960	1,382	14,342

(i)
The fair value of financial assets and liabilities at amortized cost does not differ significantly from their book value, except for borrowings (Note 14). The fair value of payables approximates their respective carrying amounts because, due to their short-term nature, the effect of discounting is not considered significant.

As of December 31, 2018, there have been no changes to the economic or business circumstances affecting the fair value of the financial assets and liabilities of the Company.

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IRSA Inversiones y Representaciones Sociedad Anónima

12. Trade and other receivables

Company’s trade and other receivables, as of December 31, 2018 and June 30, 2018 are comprised as follows:

	12.31.18	06.30.18
Leases and services receivables	98	85
Receivables from the sale of properties	66	61
Less: Allowance for doubtful accounts	(24)	(10)
Total trade receivables	140	136
Advance payments	477	640
Borrowings granted, deposits and others	274	319
Prepaid expenses	97	57
Tax credits	25	19
Long-term incentive plan	15	19
VAT receivables	6	161
Advances granted	-	22
Others	3	11
Total other receivables	897	1,248
Total trade and other receivables	1,037	1,384
Non-current	210	314
Current	827	1,070
Total	1,037	1,384

Movements on the Company’s allowance for doubtful accounts are as follows:

	12.31.18	06.30.18
Beginning of period /year	10	4
Additions	20	7
Disposals	(4)	-
Inflation adjustment	(2)	(1)
End of the period / year	24	10

The creation and release of the allowance for doubtful accounts have been included in “Selling expenses” in the Statements of Income (Note 18). Amounts charged to the allowance for doubtful accounts are generally written off, when there is no expectation of recovery.

13. Trade and other payables

Company’s trade and other payables as of December 31, 2018 and June 30, 2018 were as follows:

	12.31.18	06.30.18
Customers advances	1,752	1,330
Trade payables	197	231
Accrued invoices	55	50
Tenant deposits	-	1
Total trade payables	2,004	1,612
Director´s fees	124	22
Tax amnesty plan	55	6
Long-term incentive plan	13	17
Other tax payables	-	8
Total other payables	192	53
Total trade and other payables	2,196	1,665
Non-current	1,788	1,436
Current	408	229
Total	2,196	1,665

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IRSA Inversiones y Representaciones Sociedad Anónima

14. Borrowings

Company’s borrowings as of December 31, 2018 and June 30, 2018 are as follows:

	Book value as of 12.31.18	Book value as of 06.30.18	Fair value as of 12.31.18	Fair value as of 06.30.18
Non-convertible notes	9,331	9,991	10,397	10,108
Bank borrowings	1,430	1,611	1,449	3,241
Related parties (Note 21)	1,163	288	1,163	288
Bank overdrafts	5	787	5	787
Finance leases	2	2	2	3
Total borrowings	11,931	12,679	13,016	14,427
Non-current	3,676	11,051
Current	8,255	1,628
Total	11,931	12,679

15. Current and deferred income tax

The provision for the Company’s income tax are as follows:

	12.31.18	12.31.17
Current income tax	-	(161)
Deferred income tax	702	831
Income tax gain	702	670

Below is a reconciliation between income tax recognized and the amount which would arise from applying the prevailing tax rate on profit before income tax for the six-month periods ended December 31, 2018 and 2017:

	12.31.18	12.31.17
Net income at tax rate (1)	1,950	(3,107)
Permanent differences:
Share of (loss) / profit of subsidiaries, associates and joint ventures	(1,712)	2,403
Difference between provision and tax return	(162)	-
Change of income tax rate	(25)	968
Donations and non-deductible expenses	-	(5)
Inflation adjustment	651	423
Others	-	(12)
Income tax – Gain	702	670

(1) Income tax rate in effect in Argentina as of December 31, 2017 was 35%, while as of December 31, 2018 is 30%. See note 19 to the Financial Statements as of June 30, 2018.

The gross movement on the deferred income tax account is as follows:

	12.31.18	06.30.18
Beginning of the period / year	2,702	3,881
Adjustments previous periods (IFRS 15)	11	-
Income tax change	(702)	(1,179)
End of the period / year	2,011	2,702

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IRSA Inversiones y Representaciones Sociedad Anónima

16. Provisions

The table below shows changes in Company's provisions:
	Period ended December 31, 2018			Year endedJune 30, 2018
	Labor, legal and other claims (i)	Investments in associates and joint ventures (ii)	Total	Total
Beginning of period / year	38	13	51	55
Additions	5	-	5	19
Decrease (iii)	-	(13)	(13)	(4)
Utilization	(1)	-	(1)	(6)
Inflation adjustment	(8)	-	(8)	(13)
End of period / year	34	-	34	51
Non current			29	47
Current			5	4
Total			34	51

(i)
Additions and recoveries are included in "Other operating results, net”.
(ii)
Corresponds to the equity interest in UTE IRSA – Galerías Pacífico S.A. with negative equity for an amount of Ps. 13 as of June 30, 2018.
(iii)
Included in “Share of profit of subsidiaries, associates and joint ventures” (Note 6).

17. Revenues

	12.31.18	12.31.17
Sale of trading properties	150	14
Rental income and averaging of scheduled rental escalation	30	26
Property management fees	4	4
Sales, rental and services´ income	184	44
Expenses	-	10
Total revenues	184	54

18. Expenses by nature

The Company discloses expenses in the Unaudited Condensed Interim Statements of Income and Other Comprehensive Income by function as part of the line items “Costs”, “General and administrative expenses” and “Selling expenses”.

The following table provides additional disclosure regarding expenses by nature and their relationship to the function within the Company.

For the period ended December 31, 2018 and 2017:

	Costs (1)	General and administrative expenses	Selling expenses	12.31.18	12.31.17
Director´s fees (Note 21)	-	138	-	138	27
Salaries, social security costs and other personnel expenses	1	69	8	78	92
Fees and payments for services	-	16	-	16	35
Traveling, transportation and stationery expenses	-	14	-	14	11
Taxes, rates and contributions	7	-	3	10	7
Maintenance, security, cleaning, repairs and others	8	1	-	9	9
Leases and services charges	2	7	-	9	8
Allowance for doubtful accounts (charge and recovery, net)	-	-	8	8	1
Public services and others	1	6	-	7	9
Advertising and other selling expenses	-	-	4	4	4
Bank charges	-	4	-	4	2
Cost of sales of trading properties	2	-	-	2	10
Amortization and depreciation	1	1	-	2	2
Total expenses by nature as of 12.31.18	22	256	23	301	-
Total expenses by nature as of 12.31.17	37	162	18	-	217

(1)
For the six-month period ended December 31, 2018, includes Ps. 6 of rental and services costs; Ps. 16 of costs of sales and developments of which Ps. 12 correspond to investment properties and Ps. 10 to trading properties. For the six-month period ended December 31, 2017, includes Ps. 16 which correspond to rental and services costs; Ps. 22 to costs of sales and developments of which Ps. 9 correspond to investment properties and Ps. 27 to trading properties.

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IRSA Inversiones y Representaciones Sociedad Anónima

19. Other operating results, net

	12.31.18	12.31.17
(Loss) / gain from disposal of subsidiaries	(709)	814
Donations	(13)	(17)
Lawsuits and other contingencies (i)	(6)	(2)
Tax on shareholders’ personal assets	-	4
Investment properties sales expenses	-	(1)
Others	(3)	3
Total other operating results, net	(731)	801

(i)
Includes legal costs and expenses.

20. Financial results, net

	12.31.18	12.31.17
- Foreign exchange gain	48	-
- Interest income	4	10
Total finance income	52	10
- Foreign exchange loss	(212)	(75)
- Interest expenses	(635)	(398)
- Other finance costs	(27)	(15)
Subtotal finance costs	(874)	(488)
Capitalized finance costs	32	5
Total finance costs	(842)	(483)
- Fair value gain of financial assets	(1)	6
- Gain from derivative financial instruments, net	-	10
- Inflation adjustment	(161)	59
Total other financial results	(162)	75
Total financial results, net	(952)	(398)

21.  Related party transactions

The following is a summary of the balances with related parties as of December 31, 2018 and June 30, 2018:

Item	12.31.18	06.30.18
Trade and other payables	(1,648)	(1,008)
Borrowings	(1,163)	(288)
Trade and other receivables	321	379
Total	(2,490)	(917)

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IRSA Inversiones y Representaciones Sociedad Anónima

Related parties	12.31.18	06.30.18	Description of operation	Item
Cresud	2	5	Leases receivable	Trade and other receivables
	(13)	(28)	Corporate services payable	Trade and other payables
	(12)	(9)	Reimbursement of expenses payable	Trade and other payables
	(1)	(1)	Long-term incentive plan payable	Trade and other payables
	(1)	(1)	Management fee	Trade and other payables
Total parent company	(25)	(34)
IRSA CP	(1,372)	(858)	Sale of properties	Trade and other payables
	(824)	-	Non-Convertible Notes	Borrowings
	(75)	-	Other liabilities	Trade and other payables
	(28)	(54)	Corporate services payable	Trade and other payables
	(12)	(15)	Long-term incentive plan payable	Trade and other payables
	(1)	(11)	Reimbursement of expenses payable	Trade and other payables
	(1)	-	Comisions	Trade and other payables
Tyrus	195	186	Borrowings granted	Trade and other receivables
ECLSA	1	1	Dividends receivable	Trade and other receivables
	(157)	(134)	Loans received	Borrowings
Manibil S.A.	49	92	Borrowings granted	Trade and other receivables
Panamerican Mall S.A.	1	1	Long-term incentive plan receivable	Trade and other receivables
	-	(54)	Non-Convertible Notes	Borrowings
Efanur	(48)	(23)	Loans received	Borrowings
Ritelco S.A.	(13)	(14)	Loans received	Borrowings
NFSA	26	22	Management fee	Trade and other receivables
	(44)	(49)	Loans received	Borrowings
Fibesa S.A.	13	17	Long-term incentive plan receivable	Trade and other receivables
Real Estate Investment Group VII LP	(13)	-	Loans received	Borrowings
Real Estate Strategies LLC	-	13	Borrowings granted	Trade and other receivables
Palermo Invest S.A.	3	4	Dividends receivable	Trade and other receivables
	(4)	-	Loans received	Borrowings
	-	6	Borrowings granted	Trade and other receivables
HASA	(7)	(8)	Hotel services payable	Trade and other payables
Llao Llao Resorts S.A.	4	6	Hotel services receivable	Trade and other receivables
	1	-	Reimbursement of expenses receivable	Trade and other receivables
New Lipstick	9	9	Reimbursement of expenses receivable	Trade and other receivables
Lipstick Management LLC	(38)	-	Loans received	Borrowings
Cyrsa S.A.	(7)	(8)	Loans received	Borrowings
Inversora Bolívar S.A.	(15)	(6)	Loans received	Borrowings
Liveck S.A.	5	1	Borrowings granted	Trade and other receivables
UTE IRSA – Galerías Pacífico S.A.	3	7	Hotel services receivable	Trade and other receivables
Others subsidiaries, associates and	2	1	Long-term incentive plan receivable	Trade and other receivables
joint ventures (1)	1	3	Reimbursement of expenses receivable	Trade and other receivables
	(1)	(1)	Reimbursement of expenses payable	Trade and other payables
Total subsidiaries, associates and joint ventures	(2,347)	(866)
Directors	(124)	(22)	Fees	Trade and other payables
Total Directors	(124)	(22)
Consultores Asset Management S.A.	3	2	Reimbursement of expenses receivable	Trade and other receivables
Austral Gold Argentina S.A.	3	3	Reimbursement of expenses receivable	Trade and other receivables
Total others	6	5
Total at the end of the period/year	(2,490)	(917)

(1)
It includes BHSA, Puerto Retiro S.A., Nuevo Puerto Santa Fe S.A., Emprendimientos Recoleta S.A. y Quality.

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The following is a summary of the results with related parties for the six-month period ended December 31, 2018 and 2017:

Related parties	12.31.18	12.31.17	Description of operation
Cresud	9	2	Leases and/or rights of use
	(41)	(50)	Corporate services
Total parent company	(32)	(48)
IRSA CP	(171)	-	Financial operations
	(27)	(25)	Corporate services
	(3)	(2)	Leases and/or rights of use
Panamerican Mall S.A.	(17)	-	Financial operations
ECLSA	(45)	-	Financial operations
Ritelco S.A.	(5)	-	Financial operations
Efanur	(8)	-	Financial operations
Tyrus	61	17	Financial operations
Manibil S.A.	31	16	Financial operations
Real Estate Strategies LLC	4	-	Financial operations
Others subsidiaries, associates and	3	2	Fees
joint ventures (1)	(9)	(8)	Financial operations
Total subsidiaries, associates and joint ventures	(186)	-
Directors	(138)	(27)	Fees
Senior Managment	(8)	(5)	Fees
Total Directors and Senior Managment	(146)	(32)
Fundación IRSA	(8)	-	Donations
	(1)	(9)	Leases and/or rights of use
Estudio Zang, Bergel & Viñes	(2)	(3)	Fees
Others (2)	2	2	Leases and/or rights of use
Total others	(9)	(10)
Total at the end of the period	(373)	(90)

(1)
It includes Inversora Bolívar S.A., HASA, NFSA, Cyrsa S.A. y Palermo Invest S.A.
(2)
It includes Austral Gold Argentina S.A., Consultores Asset Management S.A., Hamonet S.A. e Isaac Elsztain e Hijos S.C.A.

The following is a summary of the transactions with related parties without impact in results for the six-month period ended December 31, 2018 and 2017:

Related parties	12.31.18	12.31.17	Description of operation
IRSA CP	498	(907)	Dividends collected
ECLSA	-	(2)	Dividends collected
Cresud	(943)	(1,305)	Dividends granted
Helmir S.A.	(6)	(7)	Dividends granted
Total distribution	(451)	(2,221)
Tyrus	(185)	(1,926)	Irrevocable contributions granted
Inversora Bolivar S.A.	(5)	-	Irrevocable contributions granted
Efanur	(2)	-	Irrevocable contributions granted
Manibil S.A.	-	(70)	Irrevocable contributions granted
Total contributions to subsidiaries	(192)	(1,996)

18

IRSA Inversiones y Representaciones Sociedad Anónima

22. Foreign currency assets and liabilities

Book amounts of foreign currency assets and liabilities are as follows:

Item (1)	Amount (2)	Foreign exchange rate (3)	Total as of 12.31.18	Amount (2)	Total as of 06.30.18

Assets
Trade and other receivables
US Dollar	10.73	37.50	401	12.25	449
Euros	0.12	42.84	5	-	-
Receivables with related parties
US Dollar	7.61	37.70	287	8.83	325
Total Trade and other receivables			693		774
Investments in financial assets
US Dollar	0.11	37.50	4	0.31	11
Total Investments in financial assets			4		11
Cash and cash equivalents
US Dollar	8.90	37.50	334	0.45	17
Euros	-	42.84	-	0.07	3
Total Cash and cash equivalents			334		20
Total Assets			1,031		805

Liabilities
Trade and other payables
US Dollar	7.58	37.70	285	9.63	354
Payables with related parties
US Dollar	6.00	37.70	226	3.74	138
Euros	0.02	43.16	1	-	-
Total Trade and other payables			512		492
Borrowings
US Dollar	275.67	37.70	10,393	306.93	11,288
Borrowings with related parties
US Dollar	29.12	37.70	1,098	2.07	76
Total Borrowings			11,491		11,364
Total Liabilities			12,003		11,856

(1)
Considering foreign currencies those that differ from Group’s functional currency at each period / year.
(2)
Expressed in millions of foreign currency.
(3)
Exchange rate as of December 31, 2018 according to Banco Nación Argentina records.

23.
CNV General Resolution N° 622/13

As required by Section 1°, Chapter III, Title IV of CNV General Resolution N° 622/13, below is a detail of the notes to the Unaudited Condensed Interim Separate Financial Statements that disclose the information required by the Resolution in Exhibits.

Exhibit A - Property, plant and equipment	Note 7 Investment properties and Note 8 Property, plant and equipment
Exhibit B - Intangible assets	Note 10 Intangible assets
Exhibit C - Equity investments	Note 6 Information about the main subsidiaries, associates and joint ventures
Exhibit D - Other investments	Note 11 Financial instruments by category
Exhibit E - Provisions	Note 12 Trade and other receivables and Note 16 Provisions
Exhibit F - Cost of sales and services provided	Note 9 Trading properties and Note 18 Expenses by nature
Exhibit G - Foreign currency assets and liabilities	Note 22 Foreign currency assets and liabilities

19

IRSA Inversiones y Representaciones Sociedad Anónima

24.
CNV General Resolution N° 629/14 – Storage of documentation

On August 14, 2014, the CNV issued General Resolution N° 629 whereby it introduced amendments to rules related to storage and conservation of corporate books, accounting books and commercial documentation. In this sense, it should be noted that the Company has entrusted the storage of certain non-sensitive and old information to the following providers:

Storage of documentation responsible	Location
Iron Mountain Argentina S.A.	Av. Amancio Alcorta 2482, Autonomous City of Buenos Aires
Pedro de Mendoza 2143, Autonomous City of Buenos Aires
Saraza 6135, Autonomous City of Buenos Aires
Azara 1245, Autonomous City of Buenos Aires
Polígono industrial Spegazzini, Autopista Ezeiza Km 45, Cañuelas, Province of Buenos Aires
Cañada de Gómez 3825, Autonomous City of Buenos Aires

It is further noted that a detailed list of all documentation held in custody by providers, as well as documentation required in section 5 a.3) of Section I, Chapter V, Title II of the CNV RULES (2013 as amended) are available at the registered office.

On February 5, 2014 there was a widely known accident in Iron Mountain’s warehouse. Such company is a supplier of the Company and Company’s documentation was being kept in the mentioned warehouse. Based on the internal review carried out by the Company, duly reported to the CNV on February 12, 2014, the information kept at the Iron Mountain premises that were on fire do not appear to be sensitive or capable of affecting normal operations.

25.
Working capital deficit

At the end of the period, the Company has a working capital deficit of Ps. 7,401. Its treatment is being considered by the Board of Directors and Management.

26.
Subsequent events

See subsequent events in Note 30 to Unaudited Condensed Interim Consolidated Financial Statements.

20

IRSA Inversiones y Representaciones Sociedad Anónima

Information required by Section 68 of the Buenos Aires Stock Exchange Regulations and Section 12,
Chapter III, Title IV of the National Securities Commission Regulations
Statement of Financial Position as of December 31, 2018
(Stated in millions)
Free translation from the original prepared in Spanish for publication in Argentina

1.
Specific and significant systems that imply contingent lapsing or rebirth of benefits envisaged by such provisions.

None.

2.
Significant changes in the Company´s activities or other similar circumstances that occurred during the fiscal years included in the financial statements, which affect their comparison with financial statements filed in previous fiscal years, or that could affect those to be filed in future fiscal years.

See Note 2.3.

3.
Receivables and liabilities by maturity date.

Items		Past due	Without term	Without term	To be due
		12.31.18	Current	Non-current	Up to 3 months	From 3 to 6 months	From 6 to 9 months	From 9 to 12 months	From 1 to 2 years	From 2 to 3 years	From 3 to 4 years	From 4 years on	Total

Accounts receivables	Trade and other receivables	66	421	86	88	234	11	7	124	-	-	-	1,037
	Total	66	421	86	88	234	11	7	124	-	-	-	1,037
Liabilities	Trade and other payables	48	2	-	225	9	6	118	1,788	-	-	-	2,196
	Borrowings	156	-	-	308	217	7,412	162	3,190	394	92	-	11,931
	Salaries and social security liabilities	1	1	-	1	-	-	-	-	-	-	-	3
	Provisions	-	5	29	-	-	-	-	-	-	-	-	34
	Total	205	8	29	534	226	7,418	280	4,978	394	92	-	14,164

21

IRSA Inversiones y Representaciones Sociedad Anónima

Information required by Section 68 of the Buenos Aires Stock Exchange Regulations and Section 12,
Chapter III, Title IV of the National Securities Commission Regulations
Statement of Financial Position as of December 31, 2018
(Stated in millions)
Free translation from the original prepared in Spanish for publication in Argentina

4.a. Breakdown of accounts receivable and liabilities by maturity and currency.

Items		Current			Non-current			Totals
		Local currency	Foreign currency	Total	Local currency	Foreign currency	Total	Local currency	Foreign currency	Total

Accounts receivables	Trade and other receivables	155	672	827	189	21	210	344	693	1,037
	Total	155	672	827	189	21	210	344	693	1,037
Liabilities	Trade and other payables	321	87	408	1,363	425	1,788	1,684	512	2,196
	Borrowings	445	7,810	8,255	14	3,662	3,676	459	11,472	11,931
	Salaries and social security liabilities	3	-	3	-	-	-	3	-	3
	Provisions	5	-	5	29	-	29	34	-	34
	Total	774	7,897	8,671	1,406	4,087	5,493	2,180	11,984	14,164

4.b. Breakdown of accounts receivable and liabilities by adjustment clause.

On December 31, 2018 there are no receivables and liabilities subject to adjustment clause.

4.c. Breakdown of accounts receivable and liabilities by interest clause

Items		Current				Non-current				Accruing interest		Non-Accruinginterest
		Accruing interest		Non-accruing interest (*)	Total	Accruing interest		Non-accruing interest (*)	Total				Total
		Fixed rate	Floating rate			Fixed rate	Floating rate			Fixed rate	Floating rate
Accounts receivables	Trade and other receivables	62	249	516	827	18	-	192	210	80	249	708	1,037
	Total	62	249	516	827	18	-	192	210	80	249	708	1,037
Liabilities	Trade and other payables	-	-	408	408	2	-	1,786	1,788	2	-	2,194	2,196
	Borrowings	7,629	409	217	8,255	3,660	10	6	3,676	11,289	419	223	11,931
	Salaries and social security liabilities	-	-	3	3	-	-	-	-	-	-	3	3
	Provisions	-	-	5	5	-	-	29	29	-	-	34	34
	Total	7,629	409	633	8,671	3,662	10	1,821	5,493	11,291	419	2,454	14,164

(*) Includes the balance as of 12.31.2018 of the interest payable corresponding to the loans.

22

IRSA Inversiones y Representaciones Sociedad Anónima

Information required by Section 68 of the Buenos Aires Stock Exchange Regulations and Section 12,
Chapter III, Title IV of the National Securities Commission Regulations
Statement of Financial Position as of December 31, 2018
(Stated in millions)
Free translation from the original prepared in Spanish for publication in Argentina

5.            Related parties.

a.
Interest in related parties:
Name of the entity	% of ownership interest held by the Group
Direct Controlling interest of IRSA:
IRSA CP	81,13%
Ecommerce Latina S.A.	96.74%
Efanur S.A.	100.00%
Hoteles Argentinos S.A.	80.00%
Inversora Bolívar S.A.	95.13%
Llao Llao Resorts S.A.	50.00%
Nuevas Fronteras S.A.	76.34%
Palermo Invest S.A.	97.00%
Ritelco S.A.	100.00%
Tyrus S.A.	100.00%

b.
Related parties debit/credit balances. See Note 21 to the Unaudited Condensed Interim Separate Financial Statements.

6.
Loans to Directors.

See Note 21 to the Unaudited Condensed Interim Separate Financial Statements.

7.
Physical inventory.

In view of the nature of the inventories, no physical inventories are performed and there are no slow turnover assets.

8.
Current values.

See Notes 7, 8 and 10 to the Unaudited Condensed Interim Separate Financial Statements.

9.
Appraisal revaluation of property, plant and equipment.

None.

10.
Obsolete unused property, plant and equipment.

None.

11.
Equity interest in other companies in excess of that permitted by section 31 of law N° 19,550.

None.

12.
Recovery values.

See Notes 6, 7, 8 and 10 to the Unaudited Condensed Interim Separate Financial Statements.

23

IRSA Inversiones y Representaciones Sociedad Anónima

Information required by Section 68 of the Buenos Aires Stock Exchange Regulations and Section 12,
Chapter III, Title IV of the National Securities Commission Regulations
Statement of Financial Position as of December 31, 2018
(Stated in millions)
Free translation from the original prepared in Spanish for publication in Argentina
13.
Insurances.

Insured Assets.

Real Estate	Insured amounts (1)	Accounting values	Risk covered
Bouchard 551	2	127	All operational risk with additional coverage and minor risks
Libertador 498	4	1,436	All operational risk with additional coverage and minor risks
Santa María del Plata	0.053	8,492	All operational risk with additional coverage and minor risks
Abril Manor House	4	5	All operational risk with additional coverage and minor risks
Catalinas Norte Plot	2	1,658	All operational risk with additional coverage and minor risks
Subtotal	12	11,718
Single policy	15,000		Third party liability

(1)
The insured amounts are in US Dollars.

In our opinion, the above-described insurance policies cover current risks adequately.

14.
Allowances and provisions that, taken individually or as a whole, exceed 2% of the shareholder´s equity.

None.

15.
Contingent situations at the date of the financial statements which probabilities are not remote and the effects on the Company´s financial position have not been recognized.

Not applicable.

16.
Status of the proceedings leading to the capitalization of irrevocable contributions towards future subscriptions.

Not applicable.

17.
Unpaid accumulated dividends on preferred shares.

None.

18.
Restrictions on distributions of profits.

According to Argentine law, 5% of the profit of the year is separated to constitute legal reserves until they reach legal capped amounts (20% of total capital). These legal reserves are not available for dividend distribution.

In addition, according to CNV General Resolution N° 609/12, a special reserve was constituted which cannot be released to make distributions in cash or in kind. See Note 16 to the Consolidated Financial Statements at June 30, 2018.

IRSA NCN due 2019 and 2020 both contain certain customary covenants and restrictions, including, among others, limitations for the incurrence of additional indebtedness, restricted payments, disposal of assets, and entering into certain transactions with related companies. Restricted payments include restrictions on the payment of dividends.

Autonomous City of Buenos Aires, February 28, 2019.

24

Free translation from the original prepared in Spanish for publication in Argentina

REVIEW REPORT ON THE UNAUDITED CONDENSED
 INTERIM SEPARATE FINANCIAL STATEMENTS

To the Shareholders, President and Directors of
IRSA Inversiones y Representaciones Sociedad Anónima
Legal address: Bolivar 108 – 1° floor
Autonomous City Buenos Aires
Tax Code No. 30-52532274-9

Introduction

We have reviewed the unaudited condensed interim separate financial statements of IRSA Inversiones y Representaciones Sociedad Anónima (hereinafter “the Company”) which included the unaudited condensed interim separate statements of financial position as of December 31, 2018, and the unaudited condensed interim separate statements of income and other comprehensive income for the six-month period and three-month period ended December 31, 2018, the unaudited condensed interim separate statements of changes in shareholders’ equity and the unaudited condensed interim separate statements of cash flows for the six-month period then ended and selected explanatory notes.

The balances and other information corresponding to the fiscal year ended June 30, 2018 and the interim periods within that fiscal year are an integral part of these financial statements and, therefore, they should be considered in relation to those financial statements.

Management responsibility
The Board of Directors of the Company is responsible for the preparation and presentation of these unaudited condensed interim separate financial statements in accordance with the International Financial Reporting Standards (IFRS), adopted by the Argentine Federation of Professional Councils in Economic Sciences (FACPCE) as professional accounting standards and added by the National Securities Commission (CNV) to its regulations, as approved by the International Accounting Standard Board (IASB) and , for this reason, is responsible for the preparation and presentation of the unaudited condensed interim separate financial statements above mentioned in the first paragraph according to the International Accounting Standard No 34 "Interim Financial Reporting" (IAS 34).

Free translation from the original prepared in Spanish for publication in Argentina

REVIEW REPORT ON THE UNAUDITED CONDENSED
INTERIM SEPARATE FINANCIAL STATEMENTS (Continued)

Scope of our review
Our review was limited to the application of the procedures established in the International Standard on Review Engagements ISRE 2410 "Review of interim financial information performed by the independent auditor of the entity", which was adopted as a review standard in Argentina in Technical Resolution No. 33 of the FACPCE, without modification as approved by the International Auditing and Assurance Standards Board (IAASB). A review of interim financial information consists of making inquiries of persons responsible for the preparation of the information included in the unaudited condensed interim separate financial statements, and applying analytical and other review procedures. A review is substantially less in scope than an audit conducted in accordance with International Standards on Auditing and consequently does not enable us to obtain assurance that we would become aware of all significant matters that might be identified in an audit. Accordingly, we do not express an audit opinion on the separate statements of financial position, the separate statements of income and other comprehensive income and the separate statement of cash flows of the Company.

Conclusion
Nothing came to our attention as a result of our review that caused us to believe that these unaudited condensed interim separate financial statements above mentioned in the first paragraph of this report have not been prepared in all material respects in accordance with International Accounting Standard 34.

Report on compliance with current regulations
In accordance with current regulations, we report about IRSA Inversiones y Representaciones Sociedad Anónima that:

a)
the unaudited condensed interim separate financial statements of IRSA Inversiones y Representaciones Sociedad Anónima are recorded in the "Inventory and Balance Sheet Book", and comply, as regards those matters that are within our competence, with the provisions set forth in the Commercial Companies Law and in the corresponding resolutions of the National Securities Commission;

b)
the unaudited condensed interim separate financial statements of IRSA Inversiones y Representaciones Sociedad Anónima arise from accounting records carried in all formal respects in accordance with applicable legal provisions;

c)
we have read the additional information (“Reseña Informativa”) to the notes to the unaudited condensed interim separate statements required by section 12 of Chapter III Title IV of the text of the National Securities Commission, on which, as regards those matters that are within our competence, we have no observations to make;

Free translation from the original prepared in Spanish for publication in Argentina

REVIEW REPORT ON THE UNAUDITED CONDENSED
INTERIM SEPARATE FINANCIAL STATEMENTS (Continued)

d)
at December 31, 2018, the debt of IRSA Inversiones y Representaciones Sociedad Anónima owed in favor of the Argentina Integrated Pension System which arises from accounting records amounted to Ps. 144.299,26, which was not claimable at that date.

Autonomous City of Buenos Aires, February 28, 2019.

PRICE WATERHOUSE & CO. S.R.L. (Partner) C.P.C.E.C.A.B.A. Tº 1 Fº 17 Dr. Mariano C. Tomatis Public Accountant (UBA) C.P.C.E.C.A.B.A. Tº 241 Fº 118	ABELOVICH, POLANO & ASOCIADOS S.R.L. (Partner) C.P.C.E. C.A.B.A. T° 1 F° 30 José Daniel Abelovich Public Accountant (UBA) C.P.C.E.C.A.B.A. T° 102 F° 191

IRSA Inversiones y Representaciones Sociedad Anónima
Business Summary as of December 31, 2018
"Reseña Informativa"

IRSA Inversiones y Representaciones Sociedad Anónima
Business Summary as of December 31, 2018
"Reseña Informativa"

I. Brief comment on the Company’s activities during the period, including references to significant events occurred after the end of the period.

Financial Statements adjusted for inflation

IAS 29 "Financial Reporting in Hyperinflationary Economies" requires that the financial statements of an entity whose functional currency is one of a hyperinflationary economy be expressed in terms of the current unit of measurement at the closing date of the reporting period, regardless of whether they are based on the historical cost method or the current cost method. To do so, in general terms, the inflation produced from the date of acquisition or from the revaluation date, as applicable, must be calculated by non-monetary items. This requirement also includes the comparative information of the financial statements.

In order to conclude on whether an economy is categorized as high inflation in the terms of IAS 29, the standard details a series of factors to be considered, including the existence of an accumulated inflation rate in three years that is approximate or exceed 100%. Accumulated inflation in Argentina in three years is over 100%. It is for this reason that, in accordance with IAS 29, Argentina must be considered a country with high inflation economy starting July 1, 2018.

In addition, Law No. 27,468 (published in the Official Gazette on December 4, 2018), amended Section 10 of Law No. 23,928, as amended, and established that the derogation of all the laws or regulations imposing or authorizing price indexation, monetary restatement, cost variation or any other method for strengthening debts, taxes, prices or rates of goods, works or services, does not extend to financial statements, asto which the provisions of Section 62 in fine of the General Companies Law No. 19,550 (1984 revision), as amended, shall continue to apply. Moreover, the referred law repealed Decree No. 1269/2002 dated July 16, 2002, as amended, and delegated to the Argentine Executive Branch the power to establish, through its controlling agencies, the effective date of the referred provisions in connection with the financial statements filed with it. Therefore, under General Resolution 777/2018 (published in the Official Gazette on December 28, 2018) the Argentine Securities Commission (CNV) ordered that issuers subject to its supervision shall apply the inflation adjustment to reflect the financial statements in terms of the current measuring unit set forth in IAS 29 in their annual, interim and special financial statements closed on or after December 31, 2018.

Pursuant to IAS 29, the financial statements of an entity whose functional currency is that of a high inflationary economy should be reported in terms of the measuring unit current as of the date of the financial statements. All the amounts included in the statement of financial position which are not stated in terms of the measuring unit current as of the date of the financial statements should be restated applying the general price index. All items in the statement of income should be stated in terms of the measuring unit current as of the date of the financial statements, applying the changes in the general price index occurred from the date on which the revenues and expenses were originally recognized in the financial statements.

Adjustment for inflation in the initial balances has been calculated considering the indexes reported by the Argentine Federation of Professional Councils in Economic Sciences (FACPCE) based on the price indexes published by the Argentine Institute of Statistics and Census (INDEC).

The principal inflation adjustment procedures are the following:

-
Monetary assets and liabilities that are recorded in the currency current as of the balance sheet’s closing date are not restated because they are already stated in terms of the currency unit current as of the date of the financial statements.

-
Non-monetary assets and liabilities are recorded at cost as of the balance sheet date, and equity components are restated applying the relevant adjustment ratios.

-
All items in the statement of income are restated applying the relevant conversion factors.

-
The effect of inflation on the net monetary position of the Company is included in the statement of comprehensive income, under "Financial results, net", in the item “Inflation adjustment”.

-
Comparative figures have been adjusted for inflation following the procedure explained in the previous paragraphs.

1

IRSA Inversiones y Representaciones Sociedad Anónima
Business Summary as of December 31, 2018
"Reseña Informativa"

Upon initially applying inflation adjustment, the equity accounts were restated as follows:

-
Capital was restated as from the date of subscription or the date of the most recent inflation adjustment for accounting purposes, whichever is later. The resulting amount was included in the “Capital adjustment” account.

-
The conversion difference was re expressed in real terms.

-
Other comprehensive income / (loss) was restated as from each accounting allocation.

-
The other reserves in the statement of income were not restated as of the initial application date, i.e., June 30, 2016.

2

IRSA Inversiones y Representaciones Sociedad Anónima
Business Summary as of December 31, 2018
  "Reseña Informativa"

Consolidated Results

(in millions of ARS)	IIQ 19	IIQ 18	YoY Var	6M 19	6M 18	YoY Var
Revenues	15,009	12,436	20.7%	27,879	23,732	17.5%
Net gain from fair value adjustment of investment properties	-13,619	8,141	-267.3%	-5,451	10,206	-153.4%
Profit from operations	-10,280	11,297	-191.0%	-171	15,569	-101.1%
Depreciation and amortization	1,511	1,449	4.2%	3,022	2,897	4.3%
EBITDA(1)	-8,770	12,746	-168.8%	2,851	18,466	-84.6%
Adjusted EBITDA(1)	5,176	4,507	14.8%	8,628	9,931	-13.1%
Profit for the period	-10,821	14,005	-177.3%	-5,447	12,120	-144.9%
Attributable to equity holders of the parent	-6,402	2,943	-317.5%	-5,271	9,762	-154.0%
Attributable to non-controlling interest	-4,419	11,062	-139.9%	-176	2,358	-107.5%
(1)
See Point XIX: EBITDA Reconciliation

Company’s income increased by 17.5% during the first half of fiscal year 2019 as compared to the same period of 2018, while Adjusted EBITDA decreased 13.1% mainly due to “Shopping Malls” and “Sales and Developments” segments in Argentina Business Center, which decreased 9.8% and 158.5%, respectively.

Profit for the period under review reached an ARS 5,447.0 million loss, 144.9% lower than the gain registered in the same period of 2018, mainly explained by a higher change in the fair value of investment properties in Argentina Business Center.

It should be noted that under the adjustment for inflation methodology, the result from the valuation at fair value of the investment properties must be segregated in its two effects: i) adjustment for inflation and ii) loss or gain from adjustment at real fair value. In the current semester, the inflationary effect exceeds the fair value appreciation of the investment properties, for this reason it is necessary to recognize a loss for change in the fair value of the investment property of ARS 5,451.0 million. Likewise, in the previous fiscal year we had recognized a higher value due to changes in the Income Tax Law.

Argentina Business Center

II. Shopping Malls (through our subsidiary IRSA Propiedades Comerciales S.A.)

Shopping malls operated by us comprise 332,119 square meters of GLA, decreasing by approximately 13,000 sqm due to the end of concession of Buenos Aires Design in November 2018. Total tenant sales in our shopping malls, as reported by retailers, were ARS 29,620.3 million for the first semester of FY 2019, which implies a decrease, in real terms, of 12.5% when compared to the same period in FY 2018.

The occupancy rate stood at very high levels, reaching 94.9%.

Shopping Malls’ Financial Indicators

(in millions of ARS)	IIQ 19	IIQ 18	YoY Var	6M 19	6M 18	YoY Var
Revenues from sales, leases and services	1,397.7	1,507.8	-7.3%	2,740.5	2,939.2	-6.8%
Net gain from fair value adjustment on investment properties	-6,603.1	7,550.6	-187.5%	-8,897.7	8,443.4	-205.4%
Profit from operations	-5,533.0	2,046.5	-370.4%	-6,876.4	10,691.4	-164.3%
Depreciation and amortization	20.2	18.7	8.0%	40.4	37.4	8.0%
EBITDA (1)	-5,512.8	2,065.2	-366.9%	-6,836.1	10,728.8	-163.7%
Adjusted EBITDA (1)	1,090.3	1,172.4	-7.0%	2,061.7	2,285.4	-9.8%
(1)
See Point XIX: EBITDA Reconciliation

3

IRSA Inversiones y Representaciones Sociedad Anónima
Business Summary as of December 31, 2018
  "Reseña Informativa"

Shopping Malls’ Operating Indicators

(in ARS million, except indicated)	IIQ 19	IQ 19	IVQ 18	IIIQ 18	IIQ 18
Gross leasable area (sqm)	332,119	345,929	344,025	343,023	340,111
Tenants’ sales (3 month cumulative)	15,314	14,306	15,741	13,282	18,246
Occupancy	94.9%	98.7%	98.5%	98.6%	99.1%

Revenues from this segment decreased 6.8% during the first semester of fiscal year 2019, compared with same period of previous fiscal year, recording extraordinary income for ARS 88.4 million as compensation for the termination of Walmart’s contract in Dot Baires Shopping, mentioned above. Our costs, administrative and marketing expenses (SG&A) grew by approximately 4.4%. Adjusted EBITDA reached ARS 2,061.7 million, 9.8% lower than the first semester of fiscal year 2018, and EBITDA margin, excluding income from expenses and collective promotion fund, was 75.2%.

Operating data of our Shopping Malls

	Date of opening	Location	Gross Leasable Area sqm (1)	Stores	Occupancy Rate (2)	IRSA CP’s Interest (3)
Alto Palermo	Dec-97	City of Buenos Aires	18,636	136	99.5%	100%
Abasto Shopping(4)	Nov-99	City of Buenos Aires	36,796	171	99.8%	100%
Alto Avellaneda	Dec-97	Province of Buenos Aires	38,032	131	99.2%	100%
Alcorta Shopping	Jun-97	City of Buenos Aires	15,725	114	98.4%	100%
Patio Bullrich	Oct-98	City of Buenos Aires	11,397	86	93.4%	100%
Buenos Aires Design	Nov-97	City of Buenos Aires	-	-	-	-
Dot Baires Shopping	May-09	City of Buenos Aires	49,407	157	74.5%	80%
Soleil	Jul-10	Province of Buenos Aires	15,213	79	97.8%	100%
Distrito Arcos (5)	Dec-14	City of Buenos Aires	14,169	68	94.7%	90.00%
Alto Noa Shopping	Mar-95	Salta	19,045	87	99.2%	100%
Alto Rosario Shopping(5)	Nov-04	Santa Fe	33,358	140	99.5%	100%
Mendoza Plaza Shopping	Dec-94	Mendoza	42,867	141	99.9%	100%
Córdoba Shopping	Dec-06	Córdoba	15,278	104	97.6%	100%
La Ribera Shopping	Aug-11	Santa Fe	10,530	68	95.5%	50%
Alto Comahue (6)	Mar-15	Neuquén	11,666	100	95.7%	99.95%
Patio Olmos(7)	Sep-15	Córdoba
Total			332,119	1,582	94.9%
(1) Corresponds to gross leasable area in each property. Excludes common areas and parking spaces.
(2) Calculated dividing occupied square meters by leasable area as of the last day of the fiscal period.
(3) Company’s effective interest in each of its business units.
(4) Excludes Museo de los Niños (3,732 square meters in Abasto and 1,261 square meters in Alto Rosario).
(5) Opening December 18, 2014.
(6) Opening March 17, 2015.
(7) IRSA CP owns the historic building of the Patio Olmos shopping mall in the Province of Córdoba, operated by a third party.
(8) End of concession November 17, 2018

4

IRSA Inversiones y Representaciones Sociedad Anónima
Business Summary as of December 31, 2018
  "Reseña Informativa"

Cumulative tenants’ sales as of December 31

(per Shopping Mall, in ARS. million)	IIQ 19	IIQ 18	YoY Var	6M 19	6M 18	YoY Var
Alto Palermo	1,908.5	2,194.3	-13.0%	3,619.2	3,998.8	-9.5%
Abasto Shopping	2,001.9	2,386.6	-16.1%	3,940.8	4,490.6	-12.2%
Alto Avellaneda	1,819.4	2,307.3	-21.1%	3,532.5	4,248.4	-16.8%
Alcorta Shopping	1,130.9	1,233.4	-8.3%	2,073.4	2,196.1	-5.6%
Patio Bullrich	759.5	678.4	12.0%	1,329.7	1,214.3	9.5%
Buenos Aires Design	110.2	261.5	-57.8%	322.2	533.4	-39.6%
Dot Baires Shopping	1,547.0	2,073.0	-25.4%	3,026.2	3,700.5	-18.2%
Soleil	784.9	925.9	-15.2%	1,526.9	1,774.2	-13.9%
Distrito Arcos	765.5	800.0	-4.3%	1,434.0	1,502.2	-4.5%
Alto Noa Shopping	634.2	793.0	-20.0%	1,264.2	1,504.0	-15.9%
Alto Rosario Shopping	1,441.1	1,652.1	-12.8%	2,820.8	3,119.0	-9.6%
Mendoza Plaza Shopping	1,098.3	1,356.1	-19.0%	2,214.7	2,628.2	-15.7%
Córdoba Shopping	514.9	629.4	-18.2%	961.9	1,143.0	-15.8%
La Ribera Shopping(1)	325.1	415.7	-21.8%	655.2	808.6	-19.0%
Alto Comahue	472.2	539.3	-12.4%	898.6	1,000.0	-10.1%
Total	15,313.5	18,245.9	-16.1%	29,620.3	33,861.4	-12.5%
(1) Through our joint venture Nuevo Puerto Santa Fe S.A.

Cumulative tenants’ sales as of December 31

(per Type of Business, in ARS. million)	IIQ 19	IIQ 18	YoY Var	6M 19	6M 18	YoY Var
Anchor Store	835.6	1,056.9	-20.9%	1,595.0	1,920.4	-16.9%
Clothes and Footwear	9,058.5	10,120.5	-10.5%	16,633.4	18,082.6	-8.0%
Entertainment	312.3	357.9	-12.7%	876.2	1,021.8	-14.3%
Home	323.4	472.7	-31.6%	706.6	915.9	-22.8%
Restaurant	1,483.0	1,726.6	-14.1%	3,218.8	3,648.8	-11.8%
Miscellaneous	1,950.4	2,245.6	-13.1%	3,735.7	4,012.7	-6.9%
Services	153.0	169.4	-9.7%	348.0	348.4	-0.1%
Electronic appliances	1,197.2	2,096.3	-42.9%	2,506.4	3,910.8	-35.9%
Total	15,313.5	18,245.9	-16.1%	29,620.3	33,861.4	-12.5%

Detailed Revenues as of December 31

(in ARS million)	6M 19	6M 18	YoY Var
Base Rent(1)	1,376.3	1,559.0	-11.7%
Percentage Rent	593.6	650.4	-8.7%
Total Rent	1,969.9	2,209.4	-10.8%
Revenues from non-traditional advertising	72.0	68.8	4.7%
Admission rights	314.5	319.3	-1.5%
Fees	37.4	44.1	-15.2%
Parking	156.1	185.9	-16.0%
Commissions	79.3	102.1	-22.3%
Others(2)	111.3	9.6	1,059.4%
Total(3)	2,740.5	2,939.2	-6.8%
(1)
Includes Revenues from stands for ARS 187.4 million.
(2)
Includes ARS 88.4 million for the early termination of Walmart’s contract in Dot Baires Shopping.
(3)
Does not include Patio Olmos.

5

IRSA Inversiones y Representaciones Sociedad Anónima
Business Summary as of December 31, 2018
  "Reseña Informativa"

III. Offices

The A+ office market in the City of Buenos Aires remains robust even after the period of highest exchange volatility in recent years. The price of Premium commercial spaces stood at USD 5,000 per square meter while rental prices increased slightly as compared to the previous year, averaging USD 32 per square meter for the A+ segment, and vacancy increased slightly to 5.56% as of December 2018.

As concerns the A+ office market in the Northern Area of Buenos Aires, we have noted a significant improvement in the price of units during the last 10 years, and we believe in its potential during the next years. Rental prices have remained at USD 27 per square meter.

Sale and Rental Prices of A+ Offices – City of Buenos Aires

Source: LJ Ramos

Sale and Rental Prices of A+ Offices – Northern Area

Source: LJ Ramos

Gross leasable area was 83,213 sqm as of the second three-month period of fiscal year 2019, slightly below to the same period of the previous year due to the sale of a floor of the Intercontinental tower.

Portfolio average occupancy diminished at 90.0% regarding the same period of previous fiscal year, mainly due to the two floors vacancy in República Tower and another two floors in Dot Building. The average rental price raised to USD 27.0 per sqm because of the floors vacancy mentioned above, that had a lower average rent per square meter.

6

IRSA Inversiones y Representaciones Sociedad Anónima
Business Summary as of December 31, 2018
  "Reseña Informativa"

(In millions of ARS)	IIQ 19	IIQ 18	YoY Var	6M 19	6M 18	YoY Var
Revenues from sales, leases and services	309.4	191.5	61.6%	546.0	382.0	42.9%
Net gain from fair value adjustment on investment properties	6,919.7	-181.1	-	2,516.0	-19.0	-
Profit from operations	2,744.6	126.2	2,075.1%	2,919.0	255.0	1,044.7%
Depreciation and amortization	3.0	4.5	-33.3%	6.0	7.0	-14.3%
EBITDA (1)	2,747.6	130.7	2,002.5%	2,925.0	262.0	1,016.4%
Adjusted EBITDA (1)	231.6	149.7	54.7%	409.0	281.0	45.6%
(1)
See Point XIX: EBITDA Reconciliation

	IIQ 19	IQ 19	IVQ 18	IIIQ 18	IIQ 18
Gross leasable area	83,213	83,213	83,213	84,110	84,110
Occupancy	90.0%	93.4%	92.3%	91.0%	93.6%
Rent (USD/sqm)	27.0	25.7	26.1	26.5	26.5

In real terms, during the first semester of fiscal year 2019, revenues from the offices segment increased by 42.9% compared to the same period of 2018. Although the effect of the exchange rate depreciation in Argentina in our dollar-denominated contracts would have been almost 100%, the effect is reduced when adjusting comparative information by inflation.

Adjusted EBITDA from this segment grew 45.6% in real terms compared to the same period of the previous year. EBITDA margin was 74.9% in line with the first semester of fiscal year 2018.

Below is information on our Office segment and other rental properties as of December 31, 2018.

	Date of Acquisition	Gross Leasable Area (sqm) (1)	Occupancy (2)	IRSA’s Effective Interest

Offices
Edificio República (3)	04/28/08	19,885	90.3%	100%
Torre Bankboston (3)	08/27/07	14,873	100.0%	100%
Intercontinental Plaza (3)	11/18/97	2,979	100.0%	100%
Bouchard 710 (3)	06/01/05	15,014	100.0%	100%
Suipacha 652/64 (3)	11/22/91	11,465	86.2%	100%
Dot Building (3)	11/28/06	11,242	78.1%	80%
Philips Building (3)	06/05/17	7,755	69.8%	100%
Subtotal Offices		83,213	90.0%	N/A

Other Properties
Santa María del Plata	10/17/97	116,100	91.4%	100%
Nobleza Piccardo (4)	05/31/11	109,610	78.4%	50.0%
Other Properties (5)	N/A	12,928	39.2%	N/A
Subtotal Other Properties		238,638	82.6%	N/A

Total Offices and Others		321,851	84.5%	N/A
(1) Corresponds to the total leasable surface area of each property as of December 31, 2018. Excludes common areas and parking spaces.
(2) Calculated by dividing occupied square meters by leasable area as of December 31, 2018.
(3) Through IRSA CP.
(4) Through Quality Invest S.A.
(5) Includes the following properties: Dot Adjoining Plot, Intercontinental plot of land, Anchorena 665, Anchorena 545 (Chanta IV), Ferro, Puerto Retiro, Casona Abril, Constitución 1111 and Rivadavia 2774.

7

IRSA Inversiones y Representaciones Sociedad Anónima
Business Summary as of December 31, 2018
  "Reseña Informativa"

IV. CAPEX (through our subsidiary IRSA Propiedades Comerciales S.A.)

	Developments
	Shopping Malls: Expansions			Offices: New
	Alto Palermo	Alto Rosario	Mendoza Plaza(Sodimac & Falabella)	Polo Dot(1st stage)	Catalinas(2)

Start of works	FY2019	FY2018	FY2018	FY2017	FY2017
Estimated opening date	FY2020	FY2019	FY2019/20	FY2019	FY2020
GLA (sqm)	3,900	2,000	12,800	32,000	30,000
% held by IRSA Propiedades Comerciales	100%	100%	100%	80%	87%
Investment amount (in millions)	USD 28	USD 3.0	USD 13.7	~ARS 1,425	~ARS 2,510
Work progress (%)	6%	38%	0% - 100%(1)	98%	35%
Estimated stabilized EBITDA (USD million)	USD 4.5	USD 0.4	USD 1.3	USD 8-10	USD 10-12
(1)
Falabella’s work progress.

Shopping Mall Expansions

During fiscal year 2019, we will add approximately 15,000 sqm from current malls’ expansions. We will soon add an approximately 12,800 sqm Sodimac store in Mendoza Plaza Shopping while expanding its Falabella store and 2,000 sqm of expansion in Alto Rosario, where we have recently opened a big Zara store.

In September 2018, we launched the works of expansion of Alto Palermo shopping mall, the shopping mall with the highest sales per square meter in our portfolio, that will add a gross leasable area of approximately 4,000 square meters and will consist in moving the food court to a third level by using the area of an adjacent building acquired in 2015.

First Stage of Polo Dot – Zetta Building

The project called “Polo Dot”, located in the commercial complex adjacent to our shopping mall Dot Baires, has experienced significant growth since our first investments in the area. The total project will consist in four office buildings (one of them could include a hotel) in land reserves owned by the Company and the expansion of the shopping mall by approximately 15,000 square meters of GLA. At a first stage, we developed an 11-floor office building with an area of approximately 32,000 square meters on an existing building, in respect of which we have already executed lease agreements for the total surface and whose units have already been delivered to their tenants "Mercado Libre" and "Falabella" for its conditioning prior to the inauguration. The total estimated investment amounts to ARS 1,425 million and as of December 31, 2018, degree of progress was 98%.

Catalinas building – 200 Della Paolera

The building to be constructed will have 35,000 sqm of GLA consisting of 30 office floors and 316 parking spaces, and will be located in the “Catalinas” area in the City of Buenos Aires, one of the most sought-after spots for Premium office development in Argentina. The total estimated investment under IRSA Commercial Properties as of December 31, 2018 amounts to ARS 2,510 million and, work progress was 35%. IRSA Propiedades Comerciales owns 87% of the building's surface while the remaining 13% is owned by Globant.

8

IRSA Inversiones y Representaciones Sociedad Anónima
Business Summary as of December 31, 2018
  "Reseña Informativa"

V. Sales and Developments

(in millions of ARS)	IIQ 19	IIQ 18	YoY Var	6M 19	6M 18	YoY Var
Revenues	33.2	31.9	4.1%	61.0	86.0	-29.1%
Net gain from fair value adjustment on investment properties	-2,017.6	157.5	-1,380.8%	128.0	93.0	37.6%
Profit from operations	-14.9	43.0	-134.7%	-41.0	15.0	-373.3%
Depreciation and amortization	1.5	0.5	200.0%	3.0	1.0	200.0%
EBITDA(1)	-13.4	43.5	-130.8%	-38.0	16.0	-337.5%
Adjusted EBITDA(1)	-141.4	-95.1	48.6%	-166.0	284.0	-158.5%
(1)
See Point XIX: EBITDA Reconciliation

Revenues from the “Sales and Development” segment decreased 29.1% during the first semester of fiscal year 2019 compared to the same period of previous year, due to lower sales of Astor Beruti units by our subsidiary IRSA Commercial Properties. Adjusted EBITDA of the segment was ARS 166.0 million loss mainly due to the provision of ARS 102.0 million that adjusts the accounting value of “Puerto Retiro" plot of land originated in the litigation that exists over it (see Note 7 to the Financial Statements).

VI. Hotels

In the first semester of fiscal year 2018, the Hotels segment recorded an increase in revenues of 30.6% mainly due to the positive impact of the depreciation of the exchange rate in Argentina in dollarized rates. The segment’s EBITDA reached ARS 305 million during the period under review highlighting the performance in the second quarter because of the impact of the G-20 in Intercontinental as well as the event of the Emir of Qatar in Llao Llao.

(in millions of ARS)	IIQ 19	IIQ 18	Var a/a	6M 19	6M 18	YoY Var
Revenues	553.8	389.0	42.4%	947.0	725.0	30.6%
Profit / (loss) from operations	183.4	9.6	1,814.9%	259.0	-6.0	-
Depreciation and amortization	23.0	34.5	-33.3%	46.0	52.0	-11.5%
EBITDA	206.4	44.1	368.0%	305.0	46.0	563.0%

	IIQ 19	IQ 19	IVQ 18	IIIQ 18	IIQ 18
Average Occupancy	68.5%	64.5%	70.1%	71.9%	71.5%
Average Rate per Room (USD/night)	205	189	191	198	195

The following is information on our hotels segment as of December 31, 2018:
Hotels	Date of Acquisition	IRSA’s Interest	Number of rooms	Occupancy(1)	Average Price per Room USD. (2)

Intercontinental (3)	11/01/1997	76.34%	313	75.1%	156
Sheraton Libertador (4)	03/01/1998	80.00%	200	74.3%	161
Llao Llao (5)	06/01/1997	50.00%	205	53.1%	372
Total	-	-	718	68.5%	205
(1)
Accumulated average in the three-month period.
(2)
Accumulated average in the three-month period.
(3)
Through Nuevas Fronteras S.A. (Subsidiary of IRSA).
(4)
Through Hoteles Argentinos S.A.
(5)
Through Llao Llao Resorts S.A.

The hotels in our portfolio in Argentina, categorized as Property, Plant and Equipment, are valued at historical cost and have been adjusted for inflation as of December 31, 2018, reaching ARS 956 million, which represents an increase of 366%.

9

IRSA Inversiones y Representaciones Sociedad Anónima
Business Summary as of December 31, 2018
  "Reseña Informativa"

VII. International

Lipstick Building, New York, United States

The Lipstick Building is a landmark building in the City of New York, located at Third Avenue and 53th Street in Midtown Manhattan, New York. Architects John Burgee and Philip Johnson (Glass House and Seagram Building, among other renowned works) designed it and it is named after its elliptical shape and red façade. Its gross leasable area is approximately 58,000 sqm and consists of 34 floors.

As of December 31, 2018, the building’s occupancy rate was 96.9%, thus generating an average rent of USD 76.7 per sqm.

Lipstick	Dec-18	Dec-17	YoY Var
Gross Leasable Area (sqm)	58,092	58,092	-
Occupancy	96.9%	94.7%	2.2 p,p
Rental price (USD/sqm)	76.7	71.6	7.1%

Investment in Condor Hospitality Inc.

We maintain our investment in the Condor Hospitality Trust Hotel REIT (NYSE: CDOR) mainly through our subsidiary Real Estate Investment Group VII L.P. (“REIG VII”), in which we hold a 100% interest. Condor is a REIT listed in NYSE focused on medium-class hotels located in various states of the United States of America, managed by various operators and franchises.

Condor's investment strategy is to build a branded premium, select service hotels portfolio within the top 100 Metropolitan Statistical Areas ("MSA") with a particular focus on the range of MSA 20 to 60. Since the beginning of the reconversion of the hotel portfolio in 2015, Condor has acquired 14 high quality select service hotels in its target markets for a total purchase price of approximately USD 277 million. In addition, during this time, he has sold 53 legacy assets for a total value of approximately USD 161 million.

As of December 31, 2018, the Group held 2,245,100 common shares of Condor’s capital stock, accounting for approximately 18.9% of that company’s capital stock and votes. The Group also held 325,752 Series E preferred shares, and a promissory note convertible into 64,964 common shares (at a price of USD 10.4 each).

VIII. Corporate

(in millions of ARS)	IIQ 19	IIQ 18	YoY Var	6M 19	6M 18	YoY Var
Revenues	-	-	-	-	-	-
Loss from operations	-167.0	-62.4	167.4%	-212.0	-106.0	100.0%
Depreciation and amortization	0.5	-	-	1.0	-	-
EBITDA	-166.5	-62.4	166.8%	-211.0	-106.0	99.1%

IX. Financial Operations and Others

Interest in Banco Hipotecario S.A. (“BHSA”) through IRSA

BHSA is a leading bank in the mortgage lending industry, in which IRSA held an equity interest of 29.91% as of December 31, 2018. During the six-month period of 2019, the investment in Banco Hipotecario generated a loss of ARS 79 million compared to a ARS 309 million gain on the same period of 2018. For further information, visit http://www.cnv.gob.ar or http://www.hipotecario.com.ar.

10

IRSA Inversiones y Representaciones Sociedad Anónima
Business Summary as of December 31, 2018
  "Reseña Informativa"

Israel Business Center

X. Investment in IDB Development Corporation and Discount Investment Corporation (“DIC”)

As of December 31, 2018, IRSA’s indirect equity interest in IDB Development Corp. was 100% of its stock capital and in Discount Corporation Ltd. (“DIC”) was 77.92% of its stock capital.

Within this operations center, the Group operates the following segments:

●
The “Real Estate” segment mainly includes the assets and profit from operations derived from the business related to the DIC subsidiary, Property & Building (“PBC”). Through PBC, the Group operates rental and residential properties in Israel, United States and other locations in the world, and executes commercial projects in Las Vegas, United States of America.

●
The “Telecommunications” segment includes the assets and profit from operations derived from the business related to the subsidiary Cellcom. Cellcom is supplier of telecommunication services and its main businesses include the provision of cellular and fixed telephone, data and Internet services, among others.

●
The “Insurance” segment includes the investment in Clal. This company is one of the largest insurance groups in Israel, whose businesses mainly comprise pension and social security insurance and other insurance lines. As stated in Note 12, the Group does not hold a controlling interest in Clal; therefore, it is not consolidated on a line-by-line basis, but presented under a single line as a financial instrument at fair value, as required under IFRS for the current circumstances in which no control is exercised.

●
The “Others” segment includes the assets and profit from other miscellaneous businesses, such as technological developments, tourism, oil and gas assets, electronics, and other sundry activities.

Segment Results

Following is the comparative information by segments of our Israel Business Center for the period between July 1 and December 31, 2018.

Real Estate (Property & Building - PBC) - ARS MM	IIQ 19	IIQ 18	YoY Var	6M 19	6M 18	YoY Var
Revenues	3,180	1,405	126.3%	6,020	3,723	61.7%
Net (loss) / gain from fair value adjustment of investment properties	766	228	236.0%	780	1.747	-55.4%
Profit from operations	2,354	1,063	121.4%	3,750	4,068	-7.8%
Depreciation and amortization	8	5	60.0%	16	21	-23.8%
EBITDA	2,362	1,068	121.2%	3,766	4,089	-7.9%
Adjusted EBITDA	1,913	900	112.6%	3,312	2,431	36.2%

Revenues and operating income of the Real Estate segment through the subsidiary PBC reached in the 6-month period ended December 31, 2018 an amount of ARS 6,020 million and ARS 3,750 million, respectively, and for the same period ended on December 31, 2017, reached ARS 3,723 million and ARS 4,068 million respectively. This is mainly due to an average real depreciation of 17% of the Argentine peso against the Israeli shekel, an increase of approximately 25,000 sqm compared to December 2017 and an increase in the value of the rent.

Additionally, as explained in note 2.2. to the financial statements, the group adopted IFRS 15 in the current fiscal year, which allows it to recognize the sales of properties under development according to the degree of progress of the work. Said standard was not in effect for the comparative period and it has not been restated. With respect to the variation in operating income, in the six-month period ended December 31, 2018, the impact of the result from fair value adjustment of investment properties was a gain of ARS 780 million, while for the same period of the previous year was a gain of ARS 1,747 million, this is due to the fact that property valuations in Israel were advanced by May 2018, so they are included in the year ended June 30, 2018, while for the comparative period were not advanced yet, so the effect of these valuations was recorded in September 2017.

11

IRSA Inversiones y Representaciones Sociedad Anónima
Business Summary as of December 31, 2018
  "Reseña Informativa"

Telecommunications (Cellcom) ARS MM	IIQ 19	IIQ 18	YoY Var	6M 19	6M 18	YoY Var
Revenues	8,095	4,839	67.3%	15,641	14,088	11.0%
(Loss) / Profit from operations	61	26	134.6%	-91	314	-129.0%
Depreciation and amortization	1,532	932	64.4%	2,881	2,699	6.7%
EBITDA	1,593	958	66.3%	2,790	3,013	-7.4%

The Telecommunications segment carried out by "Cellcom" reached ARS 15,641 million of revenue and an operating loss of ARS 314 million in the six-month period ended December 31, 2018. For the period ended December 31, 2017, revenues were ARS 14,088 million and operating loss was ARS 314 million. This is mainly due to an average real depreciation of 17% of the Argentine peso against the Israeli shekel and to the constant erosion in revenues from mobile services, which was partially offset by an increase in revenues related to landlines, television and the internet. In addition, content costs for television and internet increased more than the revenues generated, as well as an increase in marketing expenses, in order to attract more customers. During the six-month period ended December 31, 2017, Cellcom sold its interest in the subsidiary Rimon, for which it recorded a gain in "other operating results, net" of approximately ARS 217 million adjusted for inflation.

Others (other subsidiaries) ARS MM	IIQ 19	IIQ 18	YoY Var	6M 19	6M 18	YoY Var
Revenues	255	120	112.4%	488	501	-2.6%
Profit / (Loss) from operations	-230	87	-363.3%	-19	83	-122.9%
Depreciation and amortization	10	10	0.0%	24	35	-31.4%
EBITDA	-220	97	-326.0%	5	118	-95.8%

The "Others" segment reached revenues of ARS 488 million and an operating loss of ARS 19 million in the six-month period ended December 31, 2018. During the same period ended December 31, 2017, it reached revenues of ARS 501 million and an operating gain of ARS 83 million. This is mainly due to an average real depreciation of 17% of the Argentine peso against the Israeli shekel, a decrease in Epsilon's revenues and the result of the sale of Cyber Secdo by Elron as of December 31, 2018, which generated an approximate gain of ARS 252 million, while as of December 31, 2017 it has sold Cludyn for an amount of ARS 390 million adjusted for inflation.

Corporate (DIC, IDBD and Dolphin) ARS MM	IIQ 19	IIQ 18	YoY Var	6M 19	6M 18	YoY Var
Revenues	-	-	-	-	-	-
Loss from operations	129	320	-59.7%	-6	370	-101.6%
Depreciation and amortization	-	-	-	-	-	-
EBITDA	129	320	-59.7%	-6	370	-101.6%

The "Corporate" segment reached in the six-month period ended December 31, 2018 an operating loss of ARS 6 million and for the same period ended December 31, 2017, an operating gain of ARS 370 million mainly originated in the gain for Ma’ariv trial on December 2017.

In relation to "Clal", the Group values its holding in said insurance company as a financial asset at market value. The valuation of Clal's shares as of December 31, 2018 raised to $ 16,133 million.

12

IRSA Inversiones y Representaciones Sociedad Anónima
Business Summary as of December 31, 2018
  "Reseña Informativa"

XI. EBITDA by Operations Center (ARS million)

Operations Center in Argentina

IIQ FY 19	Shopping Malls	Offices	Sales and Developments	Hotels	International	Corporate	Others	Total
Profit / (loss) from operations	-6,876	2,919	-41	259	234	-212	-143	-3,860
Depreciation and amortization	40	6	3	46	1	1	-1	96
EBITDA	-6,836	2,925	-38	305	235	-211	-144	-3,764

IIQ FY 18	Shopping Malls	Offices	Sales and Developments	Hotels	International	Corporate	Others	Total
Profit / (loss) from operations	10,692	255	15	-6	-54	-106	-9	10,787
Depreciation and amortization	37	7	1	52	0	0	0	97
EBITDA	10,729	262	16	46	-54	-106	-9	10,884
EBITDA Var	-163.7%	1,016.4%	-337.5%	563.0%	-	99.1%	1,500.0%	-134.6%

Israel Business Center

IIQ FY 19	Real Estate	Tele-communications	Others	Corporate	Total
Profit / (loss) from operations	3,750	-91	-19	-6	3,634
Depreciations and amortizations	16	2,881	24	-	2,921
EBITDA	3,766	2,790	5	-6	6,555
Net unrealized gain from fair value adjustment of investment properties	-454	-	-	-	-454
Adjusted EBITDA	3,312	2,790	5	-6	6,101

IIQ FY 18	Real Estate	Tele-communications	Other	Corporate	Total
Profit / (loss) from operations	4,068	314	83	370	4,835
Depreciations and amortizations	21	2,699	35	-	2,755
EBITDA	4,089	3,013	118	370	7,590
Net unrealized gain from fair value adjustment of investment properties	-1,658	-	-	-	-1,658
Adjusted EBITDA	2,431	3,013	118	370	5,932
EBITDA Var	-7.9%	-7.4%	-95.8%	-101.6%	-13.6%
Adjusted EBITDA Var	36.2%	-7.4%	-95.8%	-101.6%	2.8%

XII. Reconciliation with Consolidated Statements of Income (ARS million)

Below is an explanation of the reconciliation of the company’s profit by segment with its Consolidated Statements of Income. The difference lies in the presence of joint ventures included in the segment but not in the Statements of Income.

	Total as per segment	Joint ventures*	Expenses and CPF	Elimination of inter-segment transactions	Total as per Statements of Income
Revenues	26,773	-29	1,142	-7	27,879
Costs	-15,108	18	-1,193	-	-16,283
Gross profit	11,665	-11	-51	-7	11,596
Net gain from fair value adjustment of investment properties	-5,452	1	-	-	-5,451
General and administrative expenses	-3,206	7	-	10	-3,189
Selling expenses	-3,475	1	-	-	-3,474
Other operating results, net	242	108	-	-3	347
Profit from operations	-226	106	-51	-	-171
Share of (loss) / profit of associates and joint ventures	-580	-125	-	-	-705
Profit before financial results and income tax	-806	-19	-51	-	-876
*Includes Puerto Retiro, CYRSA, Nuevo Puerto Santa Fe and Quality (San Martín plot).

13

IRSA Inversiones y Representaciones Sociedad Anónima
Business Summary as of December 31, 2018
  "Reseña Informativa"

XIII. Financial Debt and Other Indebtedness

Operations Center in Argentina

The following table contains a breakdown of our indebtedness as of December 31, 2018:

Description	Currency	Amount (1)	Interest Rate	Maturity
Bank overdrafts	ARS	0.0	Floating	< 360 days
IRSA 2020 Series II Non-Convertible Notes.	USD	71.4	11.50%	Jul-20
Series VII Non-Convertible Notes	ARS	10.2	Badlar + 299	Sep-19
Series VIII Non-Convertible Notes (2)	USD	183.5	7.00%	Sep-19
Other debt	USD	38.2	-	Feb-22
IRSA’s Total Debt		303.4
IRSA’s Cash + Cash Equivalents + Investments (3)	USD	9.2
IRSA’s Net Debt	USD	294.2
Bank overdrafts	ARS	3.0	-	< 360 d
PAMSA loan	USD	35.0	Fixed	Feb-23
IRCP NCN Class IV	USD	139.0	5.0%	Sep-20
IRSA CP NCN Class II	USD	360.0	8.75%	Mar-23
IRSA CP’s Total Debt		537.0
Cash & Cash Equivalents + Investments (4)		202.4
Consolidated Net Debt		334.6
(1)
Principal amount in USD (million) at an exchange rate of Ps. 37.70 Ps. /USD, without considering accrued interest or eliminations of balances with subsidiaries.
(2)
Net of repurchase.
(3)
“IRSA’s Cash & Cash Equivalents plus Investments” includes IRSA’s Cash & Cash Equivalents.
(4)
“IRSA CP’s Cash & Cash Equivalents plus Investments” includes IRSA CP’s Cash and cash equivalents and Investments in Current Financial Assets and our holding in TGLT's convertible Notes.

Israel Business Center

Financial debt as of September 30, 2018:

Indebtedness(1)	Total	Net
IDBD’s Total Debt	598	551
DIC’s Total Debt	687	462
(1) Principal amount in USD (million) at an exchange rate of 3.7458 NIS/USD, without considering accrued interest or elimination of balances with subsidiaries. Includes bonds and loans.

XIV. Material and Subsequent Events

Operations Center in Argentina

October 2018: General Ordinary and Extraordinary Shareholders’ Meeting

At the General Ordinary and Extraordinary Shareholders’ Meeting held on October 29, 2018, the following matters, inter alia, were resolved:

●
Distribution of a dividend in kind for ARS 1,412 million in shares of IRSA Propiedades Comerciales, subsidiary of IRSA.

●
Fees payable to the Board of Directors and Supervisory Committee for fiscal year 2018 ended as of June 30, 2018.

●
Renewal of regular and alternate Directors due to expiration of their terms and appointment of new alternate director.

●
Renewal of the Global Note Program for up to USD 350 million.

14

IRSA Inversiones y Representaciones Sociedad Anónima
Business Summary as of December 31, 2018
  "Reseña Informativa"

November 2018: Payment of cash dividend

At the General Ordinary and Extraordinary Shareholders’ Meeting held on October 29, 2018, it was approved the payment of a dividend in kind in shares of IRSA Propiedades Comerciales S.A. (IRSA PC), a subsidiary of the Company, for up to the amount of ARS 1,412,000,000.

The dividend in kind corresponds to a gross dividend of 0.0110911403208 IRSA Propiedades Comerciales S.A.’s shares per each IRSA Inversiones y Representaciones Sociedad Anónima’s share (0.110911403208 IRSA Propiedades Comerciales S.A.’s shares per IRSA Inversiones y Representaciones Sociedad Anónima’s GDS) and was paid on November 12, 2018.

February 2019: HASA shares acquisition

On February 28, 2019, the company acquired from a non related third party 20% of the shares of Hoteles Argentinos S.A. ("HASA"), owner of the hotel known as "Sheraton Libertador". The amount of the transaction was USD 1,152,415, which have been fully paid. After this acquisition, IRSA stake in HASA increased to 100%.

Israel Business Center

November 2018: Shufersal shares sale

On November 27, 2018, DIC sold 7.5% of the total shares of Shufersal to institutional investors for NIS 416 million (approximately ARS 4,166 million). After this transaction, DIC ownership in Shufersal decreased to 26.0%.

December 2018: DIC – Own shares repurchase

DIC’s Board of Directors approved a plan for the acquisition of its own shares, for a period of one year, until December 2019, for a maximum amount of NIS 120 million (approximately ARS 1,203 million).

During December 2018, DIC acquired 2.1 million shares for a total amount of NIS 19 million (approximately ARS 200 million).

December 2018: Increase in participation in subsidiaries of DIC

PBC: DIC acquired in the market an additional 3% of its stake in PBC for NIS 55 million (equivalent to ARS 554 million) increasing its ownership to 67.5% of the company.

Cellcom: DIC exercised 1.5 million Cellcom’s options (Series 1) that it had in its possession for an amount of NIS 31 million (approximately ARS 302 million). In addition, it purchased approximately 0.6 million Cellcom shares for NIS 15 million (approximately ARS 151 million). As a result of the exercise of the option and the acquisition, DIC’s stake in Cellcom increased by 0.7% to 43.9%.

Elron: DIC acquired in the market an additional 9.2% of Elron shares for NIS 31 million (equivalent to ARS 311 million). As a result of this transaction, DIC’s participation in Elron increased to 59.5%.

January 2019: Clal shares sale

On January 2, 2019, following instructions imparted by Israel’s Capital Market, Insurance and Savings Commission to the Trustee, IDBD sold 4.5% of its equity interest in Clal through a swap transaction, in accordance with the same principles as applied to swap transactions that were made and reported to the market in the preceding months of May and August of 2017; and January, May and August 2018. The consideration for the transaction was of an approximate amount of NIS 127 million (equivalent to approximately ARS 1,270 million). After the aforementioned transaction was completed, the holding of IDBD in Clal was reduced to 25.3% of its share capital.

15

IRSA Inversiones y Representaciones Sociedad Anónima
Business Summary as of December 31, 2018
  "Reseña Informativa"

XV. Summarized Comparative Consolidated Balance Sheet

(in ARS million)	12.31.2018	06.30.2018
Non-current assets	298,433	309,254
Current assets	129,188	122,438
Total assets	427,621	431,692
Capital and reserves attributable to the equity holders of the parent	42,324	50,259
Non-controlling interest	48,871	47,671
Total shareholders’ equity	91,195	97,930
Non-current liabilities	269,983	274,008
Current liabilities	66,443	59,754
Total liabilities	336,426	333,762
Total liabilities and shareholders’ equity	427,621	431,692

XVI. Summarized Comparative Consolidated Income Statement

(in ARS million)	12.31.2018	12.31.2017
Profit from operations	-171	15,569
Share of profit of associates and joint ventures	-705	101
Profit from operations before financing and taxation	-876	15,670
Financial income	1,037	618
Financial cost	-9,031	-9,663
Other financial results	1,213	1,024
Inflation adjustment	-387	-186
Financial results, net	-7,168	-8,207
Profit before income tax	-8,044	7,463
Income tax	1,880	3,366
Profit / (loss) for the period from continued operations	-6,164	10,829
(Loss) / Profit from discontinued operations after taxes	717	1,291
Profit for the period	-5,447	12,120
Other comprehensive income / (loss) for the period	244	-4,415
Total comprehensive income / (loss) for the period	-5,203	7,705

Attributable to:
Equity holders of the parent	-5,458	8,110
Non-controlling interest	255	-405

XVII. Summary Comparative Consolidated Cash Flow

(in ARS million)	12.31.2018	12.31.2017
Net cash generated from operating activities	6,892	11,715
Net cash generated from / (used in) investing activities	166	-14,395
Net cash generated from financing activities	824	14,491
Net increase in cash and cash equivalents	7,882	11,811
Cash and cash equivalents at beginning of year	47,569	41,017
Cash and cash equivalents reclassified to held for sale	-634	-104
Foreign exchange gain on cash and changes in fair value of cash equivalents	-1,582	-5,724
Inflation adjustment	-19	0
Cash and cash equivalents at period-end	53,216	47,000

16

IRSA Inversiones y Representaciones Sociedad Anónima
Business Summary as of December 31, 2018
  "Reseña Informativa"

XVIII.
Comparative Ratios

(in ARS million)	12.31.2018		12.31.2017
Liquidity
CURRENT ASSETS	129,188	1.94	118,349	1.66
CURRENT LIABILITIES	66,443		71,318
Indebtedness
TOTAL LIABILITIES	336,426	7.95	300,954	6.32
SHAREHOLDERS’ EQUITY ATTRIBUTABLE TO EQUITY HOLDERS OF THE PARENT	42,324		47,591
Solvency
SHAREHOLDERS’ EQUITY ATTRIBUTABLE TO EQUITY HOLDERS OF THE PARENT	42,324	0.13	47,591	0.16
TOTAL LIABILITIES	336,426		300,954
Capital Assets
NON-CURRENT ASSETS	298,433	0.70	270,784	0.70
TOTAL ASSETS	427,621		389,133

XIX.
EBITDA Reconciliation

In this summary report we present EBITDA and Adjusted EBITDA. We define EBITDA as profit for the period excluding: (i) interest income, (ii) interest expense, (iii) income tax expense, and (iv) depreciation and amortization. We define Adjusted EBITDA as EBITDA minus (i) total financial results, net excluding interest expense, net (mainly foreign exchange differences, net gains/losses from derivative financial instruments; gains/losses of financial assets and liabilities at fair value through profit or loss; and other financial results, net) and minus (ii) share of profit of associates and joint ventures and minus (iii) net unrealized gains from fair value adjustment of investment properties.

EBITDA and Adjusted EBITDA are non-IFRS financial measures that do not have standardized meanings prescribed by IFRS. We present EBITDA and adjusted EBITDA because we believe they provide investors supplemental measures of our financial performance that may facilitate period-to-period comparisons on a consistent basis. Our management also uses EBITDA and Adjusted EBITDA from time to time, among other measures, for internal planning and performance measurement purposes. EBITDA and Adjusted EBITDA should not be construed as an alternative to profit from operations, as an indicator of operating performance or as an alternative to cash flow provided by operating activities, in each case, as determined in accordance with IFRS. EBITDA and Adjusted EBITDA, as calculated by us, may not be comparable to similarly titled measures reported by other companies. The table below presents a reconciliation of profit from operations to EBITDA and Adjusted EBITDA for the periods indicated:

For the six-month period ended December 31 (in ARS million)
	2018	2017
Profit for the period	-5,447	12,120
(Loss) / Profit from discontinued operations	-717	-1,291
Interest income	-570	-459
Interest expense	7,221	9,428
Income tax	-1,880	-3,366
Depreciation and amortization	3,022	2,897
EBITDA (unaudited)	1,629	19,329
Unrealized net gain from fair value adjustment of investment properties	5,777	-8,535
Share of profit of associates and joint ventures	705	-101
Dividends earned	-43	-67
Foreign exchange differences net	1,375	-25
(Gain) / loss from derivative financial instruments	-342	-94
Fair value gains of financial assets and liabilities at fair value through profit or loss	-871	-930
Inflation adjustment	387	186
Other financial costs/income	11	168
Adjusted EBITDA (unaudited)	8,628	9,931
Adjusted EBITDA Margin (unaudited)(1)	30.95%	35.62%
(1) Adjusted EBITDA margin is calculated as Adjusted EBITDA, divided by revenue from sales, rents and services.

17

IRSA Inversiones y Representaciones Sociedad Anónima
Business Summary as of December 31, 2018
  "Reseña Informativa"

XX. Brief comment on future prospects for the Fiscal Year

Our businesses in Argentina and Israel have posted sound results for the first 6 months of fiscal year 2019. We believe that the diversification of our business, with real estate assets in Argentina and abroad, favorably positions us to face all the challenges and opportunities that may arise in the coming years.

As concerns our Argentina Business Center, our subsidiary IRSA Propiedades Comerciales S.A. has showm a deceleration in consumption in its shopping malls, whose sales dropped in real terms by 16%. The rest of fiscal year 2019 will be a challenge for the consumption in shopping malls given the context of economic recession and high inflation. The office business continues solid with dollar tied revenues that allows IRCP to partially offset the effect of the recession.

Regarding investments, during the current fiscal year, IRSA CP plans to incorporate approximately 15.000 sqm of the expansion works in progress of some of its shopping malls highlighting the work of Alto Palermo’s third level, which foresees to add 4,000 sqm of GLA in FY 2020 to the most profitable shopping mall in the portfolio. Also, it will put into operation the "Zetta Building", of 32,000 sqm of GLA, located in the commercial complex adjacent to Dot Baires shopping mall, whose units have already been delivered to the tenants "Mercado Libre" and "Falabella" for its conditioning prior to the inauguration. Additionally, IRSA CP will advance in the development of 35,468 sqm of GLA of the "Catalinas" building located in one of the most premium areas for the development of offices in Argentina.

In addition to the projects in progress, the company has a large reserve of land for future developments of shopping malls and offices in Argentina in a context of a high potential industry. We hope to have the economic, financial and governmental conditions to be able to execute the growth plan of our subsidiary IRSA Propiedades Comerciales.

In relation to the investment in the Israeli IDBD and DIC companies, we will keep working in 2019 to continue reducing the company's debt levels, sell the non-strategic assets of the portfolio and improve the operating margins of each of the operating subsidiaries. Likewise, we will work on the fulfilment of the second stage of requirement of the Concentration Law, which requires eliminating one more of public company level before December 2019 and on the sale or control permits of the insurance company, Clal.

Taking into account the quality of the real estate assets in our portfolio, the Company’s financial position and low indebtedness level and its franchise for accessing the capital markets, we remain confident that we will continue consolidating the best real estate portfolio in Argentina and Israel. Moreover, in line with our continuous pursuit of business opportunities and having in mind the general and specific conditions of the national and international markets, we keep evaluating different actions to optimize our capital structure.

Alejandro G. Elsztain

Second Vice-Chairman in exercise
of the presidency

18

Results of Operations for the six-month periods ended December 31, 2018 and 2017

Below is a summary of the Company’s lines of business and a reconciliation between the results of operations by segment and the results of operations as set forth in the Statements of Income for the six-month periods ended December 31, 2018 and 2017:

	(in millions of Ps.)
	Operations Center in Argentina			Operations Center in Israel			Total			Joint Ventures (1)			Expenses and Collective Promotion Fund (3)			Elimination of inter-segment transactions and non-reportable assets / liabilities (2)			Total as per statement of income / statement of financial position
	12.31.18	12.31.17	Variation	12.31.18	12.31.17	Variation	12.31.18	12.31.17	Variation	12.31.18	12.31.17	Variation	12.31.18	12.31.17	Variation	12.31.18	12.31.17	Variation	12.31.18	12.31.17	Variation
Revenues	4,624	4,136	488	22,149	18,312	3,837	26,773	22,448	4,325	(29)	(45)	16	1,142	1,336	(194)	(7)	(7)	-	27,879	23,732	4,147
Costs	(803)	(852)	49	(14,305)	(11,229)	(3,076)	(15,108)	(12,081)	(3,027)	18	22	(4)	(1,193)	(1,362)	169	-	-	-	(16,283)	(13,421)	(2,862)
Gross profit / (loss)	3,821	3,284	537	7,844	7,083	761	11,665	10,367	1,298	(11)	(23)	12	(51)	(26)	(25)	(7)	(7)	-	11,596	10,311	1,285
Net (loss) / gain from fair value adjustment of investment properties	(6,232)	8,505	(14,737)	780	1,747	(967)	(5,452)	10,252	(15,704)	1	(46)	47	-	-	-	-	-	-	(5,451)	10,206	(15,657)
General and administrative expenses	(854)	(629)	(225)	(2,352)	(2,139)	(213)	(3,206)	(2,768)	(438)	7	23	(16)	-	-	-	10	6	4	(3,189)	(2,739)	(450)
Selling expenses	(326)	(305)	(21)	(3,149)	(2,985)	(164)	(3,475)	(3,290)	(185)	1	2	(1)	-	-	-	-	-	-	(3,474)	(3,288)	(186)
Other operating results, net	(269)	(68)	(201)	511	1,129	(618)	242	1,061	(819)	108	21	87	-	-	-	(3)	(3)	-	347	1,079	(732)
(Loss) / profit from operations	(3,860)	10,787	(14,647)	3,634	4,835	(1,201)	(226)	15,622	(15,848)	106	(23)	129	(51)	(26)	(25)	-	(4)	4	(171)	15,569	(15,740)
Share of (loss) of associates and joint ventures	(259)	333	(592)	(321)	(367)	46	(580)	(34)	(546)	(125)	135	(260)	-	-	-	-	-	-	(705)	101	(806)
Segment (loss) / profit	(4,119)	11,120	(15,239)	3,313	4,468	(1,155)	(806)	15,588	(16,394)	(19)	112	(131)	(51)	(26)	(25)	-	(4)	4	(876)	15,670	(16,546)
Reportable assets	82,810	86,821	(4,011)	327,989	288,005	39,984	410,799	374,826	35,973	(512)	1,399	(1,911)	-	-	-	17,334	12,906	4,428	427,621	389,131	38,490
Reportable liabilities	-	-	-	(281,370)	(252,987)	(28,383)	(281,370)	(252,987)	(28,383)	-	-	-	-	-	-	(55,056)	-	(55,056)	(336,426)	(252,987)	(83,439)
Net reportable assets	82,810	86,821	(4,011)	46,619	35,018	11,601	129,429	121,839	7,590	(512)	1,399	(1,911)	-	-	-	(37,722)	12,906	(50,628)	91,195	136,144	(44,949)
(1) Represents the equity value of joint ventures that were proportionately consolidated for the segment information.
(2) Includes deferred income tax assets, income tax and MPIT credits, trade and other receivables, investment in financial assets, cash and cash equivalents and intangible assets except for rights to receive future units under barter agreements, net of investments in associates with negative equity which are included in provisions in the amount of Ps. 3,434 million as of December 31, 2018.
(3) Represents building administration expenses and collective promotion funds. Collective promotion charges include common area maintenance expenses for items such as administration, security, operations, maintenance, cleaning and taxes.

Operations Center in Argentina

The following table sets forth certain information by line of business for the Operations Center in Argentina for the six-month periods ended December 31, 2018 and 2017:

	(in millions of Ps.)
	Shopping Malls			Offices			Sales and Developments		Hotels				International		Corporate				Others		Total
	12.31.18	12.31.17	Variation.	12.31.18	12.31.17	Variation	12.31.18	12.31.17	Variation	12.31.18	12.31.17	Variation	12.31.18	12.31.17	Variation	12.31.18	12.31.17	Variation	12.31.18	12.31,17	Variation	12.31.18	12.31.17	Variation
Revenues	2,741	2,939	(198)	546	382	164	61	86	(25)	947	725	222	279	-	279	-	-	-	50	4	46	4,624	4,136	488
Costs	(207)	(272)	65	(29)	(27)	(2)	(32)	(47)	15	(467)	(503)	36	(14)	-	(14)	-	-	-	(54)	(3)	(51)	(803)	(852)	49
Gross profit / (loss)	2,534	2,667	(133)	517	355	162	29	39	(10)	480	222	258	265	-	265	-	-	-	(4)	1	(5)	3,821	3,284	537
Net (loss) / gain from fair value adjustment of investment properties	(8,898)	8,443	(17,341)	2,516	(19)	2,535	128	93	35	-	-	-	2	-	2	-	-	-	20	(12)	32	(6,232)	8,505	(14,737)
General and administrative expenses	(296)	(210)	(86)	(68)	(52)	(16)	(61)	(67)	6	(148)	(135)	(13)	(35)	(47)	12	(212)	(106)	(106)	(34)	(12)	(22)	(854)	(629)	(225)
Selling expenses	(175)	(167)	(8)	(34)	(30)	(4)	(13)	(15)	2	(99)	(90)	(9)	-	-	-	-	-	-	(5)	(3)	(2)	(326)	(305)	(21)
Other operating results, net	(41)	(41)	-	(12)	1	(13)	(124)	(35)	(89)	26	(3)	29	2	(7)	9	-	-	-	(120)	17	(137)	(269)	(68)	(201)
(Loss) / profit from operations	(6,876)	10,692	(17,568)	2,919	255	2,664	(41)	15	(56)	259	(6)	265	234	(54)	288	(212)	(106)	(106)	(143)	(9)	(134)	(3,860)	10,787	(14,647)
Share of profit of associates and joint ventures	-	-	-	-	35	(35)	(14)	(15)	1	-	-	-	(195)	71	(266)	-	-	-	(50)	242	(292)	(259)	333	(592)
Segment (loss) / profit	(6,876)	10,692	(17,568)	2,919	290	2,629	(55)	-	(55)	259	(6)	265	39	17	22	(212)	(106)	(106)	(193)	233	(426)	(4,119)	11,120	(15,239)
Reportable assets	43,157	56,342	(13,185)	20,043	12,744	7,299	15,531	9,999	5,532	1,142	1,204	(62)	(2,328)	1,075	(3,403)	-	-	-	5,265	5,457	(192)	82,810	86,821	(4,011)
Reportable liabilities	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-
Operating assets	43,157	56,342	(13,185)	20,043	12,744	7,299	15,531	9,999	5,532	1,142	1,204	(62)	(2,328)	1,075	(3,403)	-	-	-	5,265	5,457	(192)	82,810	86,821	(4,011)

1

All revenues corresponding to the Operations Center in Argentina, are originated in Argentina. No single customer represents more than 10% of revenue of any of the reportable segments of the Operations Center in Argentina.

From all of the assets corresponding to the segments that are included in Operations Center in Argentina segments as of December 31, 2018, Ps.85,138 million are located in Argentina and Ps.(2,328) million in United States.

Of the assets corresponding to the Operations Center in Argentina as of December 31, 2017, Ps.85,746 million are located in Argentina and Ps.1,075 million in United States.

Operations Center in Israel

The following table sets forth certain information by line of business for the Operations Center in Israel for the six-month periods ended December 31, 2018 and 2017:

(in millions of Ps.)
	Real Estate			Supermarkets			Telecommunications			Insurance			Corporate			Others			Total
	12.31.18	12.31.17	Variation	12.31.18	12.31.17	Variation	12.31.18	12.31.17	Variation	12.31.18	12.31.17	Variation	12.31.18	12.31.17	Variation	12.31.18	12.31.17	Variation	12.31.18	12.31.17	Variation
Revenues	6,020	3,723	2,297	-	-	-	15,641	14,088	1,553	-	-	-	-	-	-	488	501	(13)	22,149	18,312	3,837
Costs	(2,657)	(1,092)	(1,565)	-	-	-	(11,389)	(9,912)	(1,477)	-	-	-	-	-	-	(259)	(225)	(34)	(14,305)	(11,229)	(3,076)
Gross profit / (loss)	3,363	2,631	732	-	-	-	4,252	4,176	76	-	-	-	-	-	-	229	276	(47)	7,844	7,083	761
Net (loss) / gain from fair value adjustment of investment properties	780	1,747	(967)	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	780	1,747	(967)
General and administrative expenses	(301)	(266)	(35)	-	-	-	(1,377)	(1,317)	(60)	-	-	-	(275)	(244)	(31)	(399)	(312)	(87)	(2,352)	(2,139)	(213)
Selling expenses	(92)	(79)	(13)	-	-	-	(2,966)	(2,777)	(189)	-	-	-	-	-	-	(91)	(129)	38	(3,149)	(2,985)	(164)
Other operating results, net	-	35	(35)	-	-	-	-	232	(232)	-	-	-	269	614	(345)	242	248	(6)	511	1,129	(618)
(Loss) / profit from operations	3,750	4,068	(318)	-	-	-	(91)	314	(405)	-	-	-	(6)	370	(376)	(19)	83	(102)	3,634	4,835	(1,201)
Share of profit of associates and joint ventures	(222)	(238)	16	164	-	164	-	-	-	-	-	-	-	-	-	(263)	(129)	(134)	(321)	(367)	46
Segment (loss) / profit	3,528	3,830	(302)	164	-	164	(91)	314	(405)	-	-	-	(6)	370	(376)	(282)	(46)	(236)	3,313	4,468	(1,155)
Reportable assets	176,637	131,140	45,497	13,758	62,439	(48,681)	67,232	46,023	21,209	16,133	13,563	2,570	35,432	26,702	8,730	18,797	8,138	10,659	327,989	288,005	39,984
Reportable liabilities	(137,278)	(103,912)	(33,366)	-	(45,029)	45,029	(52,133)	(36,160)	(15,973)	-	-	-	(82,227)	(67,507)	(14,720)	(9,732)	(379)	(9,353)	(281,370)	(252,987)	(28,383)
Net reportable assets	39,359	27,228	12,131	13,758	17,410	(3,652)	15,099	9,863	5,236	16,133	13,563	2,570	(46,795)	(40,805)	(5,990)	9,065	7,759	1,306	46,619	35,018	11,601

Six Months Ended December 31, 2018 compared to six months ended December 31, 2017

Revenues

Revenue from sales, leases and services, according to our income statement, increased by Ps.4,417 million, from Ps.23,732 million during the six-month period ended December 31, 2017 to Ps.27,879 million during the six-month period ended December 31, 2018 (of which Ps.22,149 million come from the Operations Center in Israel and Ps.5,730 million come from the Operations Center in Argentina). Excluding revenues from the Operations Center in Israel, revenues from sales, leases and services increased by 5.7% during the period.

2

Revenues from expenses and the Collective Promotion Fund decreased by 14.5%, from Ps.1,336 million (of which Ps.1,324 million are attributable to the Shopping Malls segment and Ps.12 million to the Office segment of the Operations Center in Argentina) during the six-month period ended December 31, 2017, to Ps.1,142 million (of which Ps.1,064 million are attributable to the Shopping Malls segment and Ps.78 million to the Office segment) during the six-month period ended December 31, 2018.

Revenues from our joint ventures decreased by 35.6%, from Ps.45 million during the six-month period ended December 31, 2017 (of which Ps.27 million are attributable to the Shopping Malls segment; Ps.10 million to the Offices segment; and Ps.8 million to the Sales and Developments Segment of the Operations Center in Argentina) to Ps.29 million during the six-month period ended December 31, 2018 (of which Ps.23 million are attributable to the Shopping Malls segment and Ps.6 million to the Offices segment).

Revenue from inter-segment operations remained unchanged for the periods presented.

Based on the segment information (taking into account revenue from our joint ventures and without considering the revenues corresponding to the expenses and Collective Promotion Fund or inter-segments revenue), revenue increased by Ps.4,325 million, from Ps.22,448 million during the six-month period ended December 31, 2017 to Ps.26,773 million during the six-month period ended December 31, 2018 (of which Ps.22,149 million derived from the Operations Center in Israel and Ps.4,624 million come from the Operations Center in Argentina). Excluding income from the Operations Center in Israel, revenue by segment increased by 11.8% during the period.

Operations Center in Argentina

Shopping Malls. Revenues from the Shopping Malls segment decreased by 6.7% from Ps.2,939 million during the six-month period ended December 31, 2017 to Ps.2,741 million during the six-month period ended December 31, 2018. This decrease is mainly attributable to a decrease of Ps.217 million in revenues from base and variable rents as a result of a 12.5% decrease in our tenants’ total sales, which decreased from Ps.33,861 million during the six-month period ended December 31, 2017 to Ps.29,620 million during the six-month period ended December 31, 2018, slightly offset by extraordinary revenues of Ps.88.4 million as compensation for the termination of the Walmart least at the Dot Baires Shopping.

Offices. Revenues from the Offices segment increased by 42.9% from Ps.382 million during the six-month period ended December 31, 2017 to Ps.546 million during the six-month period ended December 31, 2018. This increase is mainly a result of the 45% increase in rental revenues, from Ps.361 million during the six-month period ended December 31, 2017 to Ps.522 million during the six-month period ended December 31, 2018, mainly due to the depreciation of the Peso against the U.S. dollar.

Sales and Developments. Revenues from the Sales and Developments segment registered a decrease of 29.1%, from Ps.86 million during the six-month period ended December 31, 2017 to Ps.61 million during the six-month period ended December 31, 2018. This segment often varies significantly from period to period due to the unpredictable nature of completed sales over time. This decrease is due to the reduction in sales of apartment units and parking lots at the Beruti property, partially offset by the sale of San Mart’n de Tours properties and the recognition of the sale to Globant of the Catalinas properties.

Hotels. Revenues from our Hotels segment increased by 30.6% from Ps.725 million during the six-month period ended December 31, 2017 to Ps.947 million during the six-month period ended December 31, 2018, mainly due to an increase in the average room rate of our hotel portfolio (measured in pesos). There was also an increase in revenues from the Qatar event and the G-20 event.

International. Revenues from our International segment increased by 100% - there were no revenues during the six-month period ended December 31, 2017 - to Ps.279 million during the six-month period ended December 31, 2018, due to the sale of the Zetol and RES LLC properties.

Corporate. Revenues from our Corporate segment did not present variations for the periods presented.

3

Others. Revenue from our Others segment increased by 1,150.0%, from Ps.4 million during the six-month period ended December 31, 2017 to Ps.50 million during the six-month period ended December 31, 2018. These are mainly due to the 80% increase in rental income at La Adela during the six-month period ended December 31, 2018 and revenues from events organized by Entertainment Holding S.A.

Operations Center in Israel

Real estate. Revenues from the Real estate segment increased from Ps.3,723 million during the six-month period ended December 31, 2017 to Ps.6,020 million during the six-month period ended December 31, 2018. This variation was due to (i) a 66% nominal revaluation of the NIS compared to the Argentine peso which, considering the adjustment for inflation and the restatement of the comparative balances, shows a 17% real revaluation, (ii) an increase in the rentable square meters, (iii) an increase in the average price per square meter leased properties and (iv) the impact of adoption of IFRS 15.

Telecommunications. Revenues from the Telecommunications segment increased from Ps.14,088 million during the six-month period ended December 31, 2017 to Ps.15,641 million during the six-month period ended December 31, 2018. This variation was due to a 66% nominal revaluation of the NIS compared to the Argentine peso which, considering the adjustment for inflation and the restatement of the comparative balances, shows a 17% real revaluation, partially offset by the constant erosion in the revenues of mobile telecommunications services which was partially offset by an increase in revenues related to fixed lines, television and internet services.

Others. Revenues from the Others segment decreased from Ps.501 million during the six-month period ended December 31, 2017 to Ps.488 million during the six-month period ended December 31, 2018. This variation was due to (i) a 66% nominal revaluation of the NIS compared to the Argentine peso which, considering the adjustment for inflation and the restatement of the comparative balances, shows a 17% real revaluation and (ii) the decrease in income of Bartan and Epsilon.

Costs

Total consolidated costs, as recorded in the income statement, registered an increase of Ps.2,862 million, from Ps.13,421 million during the six-month period ended December 31, 2017 to Ps.16,283 million during the six-month period ended December 31, 2018 (of which Ps.14,305 million derived from the Operations Center in Israel and Ps.1,978 million from the Operations Center in Argentina). Excluding costs from the Operations Center in Israel, costs decreased by 9.8% during the period. Furthermore, total consolidated costs measured as a percentage of total consolidated revenues increased from 56.6% during the six-month period ended December 31, 2017 to 58.4% during the six-month period ended December 31, 2018, mainly from the Operations Center in Israel. Excluding costs from the Operations Center in Israel, total consolidated costs as a percentage of total revenues decreased from 40.4% during the six-month period ended December 31, 2017 to 34.5% during the six-month period ended December 31, 2018.

Costs related to expenses of the Collective Promotion Fund decreased by 12.4%, from Ps.1,362 million during the six-month period ended December 31, 2017 (of which Ps.1,273 million are attributable to the Shopping Malls segment and Ps.89 million in the Office segment of the Operations Center in Argentina) to Ps.1,193 million during the six-month period ended December 31, 2018 (of which Ps.1,115 million are attributable to the Shopping Malls segment and Ps.78 million to the Office segment of the Operations Center in Argentina) due mainly to lower costs attributable to our Shopping Malls, which decreased by 12.4% from Ps.1,273 million during the six-month period ended December 31, 2017 to Ps.1,115 million during the six-month period ended December 31, 2018.

Costs from our joint ventures decreased by 18.2%, from Ps.22 million during the six-month period ended December 31, 2017 (of which Ps.6 million are attributable to the Shopping Malls segment, Ps.9 million to the Offices segment and Ps.7 million to the Sales and Developments segment of the Operations Center in Argentina) to Ps.18 million during the six-month period ended December 31, 2018 (of which Ps.4 million are attributable to the Shopping Malls segment, Ps.12 million to the Offices segment and Ps.2 million to the Sales and Developments segment of the Operations Center in Argentina).

Costs from inter-segment operations did not present variations for the periods presented.

4

Based on the segment information (taking into account costs attributable to our joint ventures and without considering the costs corresponding to the expenses and Collective Promotion Fund or costs from inter-segment operations), costs increased by Ps.3,027 million, from Ps.12,081 million during the six-month period ended December 31, 2017 to Ps.15,108 million during the six-month period ended December 31, 2018 (of which Ps.14,305 million derived from the Operations Center in Israel and Ps.803 million from the Operations Center in Argentina). Excluding costs from the Operations Center in Israel, total costs decreased by 5.8%. Likewise, total costs as a percentage of total revenues, according to segment information, increased from 53.8% during the six-month period ended December 31, 2017 to 56.4% during the six-month period ended December 31, 2018, mainly from the Operations Center in Israel. Excluding the effect from the Operations Center in Israel, total costs as a percentage of total revenues decreased from 20.6% during the six-month period ended December 31, 2017 to 17.4% during the six-month period ended December 31, 2018.

Operations Center in Argentina

Shopping Malls. Costs of the Shopping Malls segment decreased by 23.9%, from Ps.272 million during the six-month period ended December 31, 2017 to Ps.207 million during the six-month period ended December 31, 2018, mainly due to a decrease in leases and expenses of Ps.32 million; (i) a decrease in salaries, social security and other personnel administration expenses of Ps.18 million; and (ii) an increase in maintenance, security, cleaning, repairs and related expenses of Ps.6 million (mainly because cleaning expenses remained unaltered, at nominal values, resulting in a decrease in their real values).

Offices. Costs of the Offices segment increased by 7.4%, from Ps.27 million during the six-month period ended December 31, 2017 to Ps.29 million during the six-month period ended December 31, 2018, mainly due to: (i) an increase in leases and expenses of Ps.4 million, (ii) an increase in fees and compensation for services of Ps.3 million and (iii) an increase in maintenance, repairs and services expenses of Ps.2 million; offset by (i) a decrease in depreciation and amortization of Ps.4 million and (ii) a decrease in taxes, fees and contributions of Ps.2 million. Costs of the Offices segment, as a percentage of the revenues from this segment, decreased from 7.1% during the six-month period ended December 31, 2017 to 5.3% during the six-month period ended December 31, 2018.

Sales and Developments. Costs for this segment often vary significantly from period to period due to the non-recurrence of the different sales operations carried out by the Company over time. The associated costs of our Sales and Developments segment decreased of 31.9%, from Ps.47 million during the six-month period ended December 31, 2017 to Ps.32 million during the six-month period ended December 31, 2018. The costs of the Sales and Developments segment, as a percentage of revenues from this segment decreased from 54.7% during the six-month period ended December 31, 2017 to 52.5% during the six-month period ended December 31, 2018.

Hotels. Costs for the Hotels segment decreased by 7.2%, from Ps.503 million during the six-month period ended December 31, 2017 to Ps.467 million during the six-month period ended December 31, 2018, mainly as a result of: (i) a decrease of Ps.29 million in salaries, social security and other personnel expenses and (ii) a decrease of Ps.6 million in maintenance and repairs. The costs of the Hotels segment, as a percentage of revenues from this segment, decreased from 69.4% during the six-month period ended December 31, 2017 to 49.3% during the six-month period ended December 31, 2018.

International. Costs the International segment increased by 100% – there were no revenues during the six-month period ended December 31, 2017 – to Ps.14 million during the six-month period ended December 31, 2018, due to the sale of the Zetol and RES LLC properties. Costs of the International segment, as a percentage of revenues from this segment, were 5% during the six-month period ended December 31, 2018.

Corporate. Costs associated with our Corporate segment did not present variations for the periods presented.

Others. Others segment costs increased by 1,700.0%, from Ps.3 million during the six-month period ended December 31, 2017 to Ps.54 million during the six-month period ended December 31, 2018, mainly as a result of: (i) an increase of Ps.21 million in taxes, fees and contributions; (ii) an increase of Ps.12 million in leases and expenses; (iii) an increase of Ps.8 million in salaries, social security and other personnel expenses; (iv) an increase of Ps.6 million in fees and compensation for services and; and (v) an increase of Ps.3 million in maintenance, repairs and services expenses.

5

Operations Center in Israel

Real estate. Real estate segment costs increased from Ps.1,092 million during the six-month period ended December 31, 2017 to Ps.657 million during the six-month period ended December 31, 2018. This variation was due to (i) a 66% nominal revaluation of the NIS compared to the Argentine peso which, considering the adjustment for inflation and the restatement of the comparative balances, shows a 17% real revaluation and, (ii) an increase in cost due to higher sales of residential apartments and the impact associated with the implementation of IFRS 15.

Telecommunications. Costs of the Telecommunications segment increased from Ps.9,912 million during the six-month period ended December 31, 2017 to Ps.11,389 million during the six-month period ended December 31, 2018. This variation was due to 66% a nominal revaluation of the NIS compared to the Argentine peso which, considering the adjustment for inflation and the restatement of the comparative balances, shows a 17% real revaluation, offset by a decrease in costs that accompanied the reduction in sales of mobile services and a slight increase in costs related to television content.

Others. Costs of the Others segment increased from Ps.225 million during the six-month period ended December 31, 2017 to Ps.259 million during the six-month period ended December 31, 2018. This variation was due to (i) a 66% nominal revaluation of the NIS compared to the Argentine peso which, considering the adjustment for inflation and the restatement of the comparative balances, shows a 17% real revaluation and (ii) a decrease in costs due to a drop in revenues.

Gross profit

Total consolidated gross profit, per the income statement, increased by Ps.1,285 million, from Ps.10,311 million during the six-month period ended December 31, 2017 (of which Ps.7,083 million is attributable to the Operations Center in Israel and Ps.3,228 million to the Operations Center in Argentina) to Ps.11,596 million during the six-month period ended December 31, 2018 (of which Ps.7,844 million the Operations Center in Israel and Ps.3,752 million from the Operations Center in Argentina). Excluding results from the Operations Center in Israel, gross profit increased by 16.2% during the six-month period ended in December 31, 2018. The total consolidated gross profit, measured as a percentage of revenues from sales, leases and services, decreased from 43.4% during the six-month period ended December 31, 2017 to 41.6% during the six-month period ended December 31, 2018. Excluding results from the Operations Center in Israel, total consolidated gross profit, according to the income statement, increased from 59.6% during the six-month period ended December 31, 2017 to 65.5% during the six-month period ended December 31, 2018.

Total gross profit for expenses and the Collective Promotion Fund increased by Ps.25 million, from Ps.26 million during the six-month period ended December 31, 2017 (of which a Ps.51 million loss is attributable to the Shopping Malls segment and a Ps.77 million profit to the Offices segment), to Ps.51 million during the six-month period ended December 31, 2018 (from the Shopping Malls segment).

Gross profit of our joint ventures decreased by 52.2%, from Ps.23 million during the six-month period ended December 31, 2017 to Ps.11 million during the six-month period ended December 31, 2018.

Based on the information by segment (taking into account gross profit from our joint ventures and excluding considering gross profit corresponding to the expenses and the Collective Promotion Fund or to gross profit from the inter-segment operations), gross profit increased by Ps.1,298 million, from Ps.10,367 million during the six-month period ended December 31, 2017 (of which Ps.7,083 million come from the Operations Center in Israel and Ps.3,284 million from the Operations Center in Argentina) to Ps.11,665 million during the six-month period ended December 31, 2018 (of which Ps.7,844 million come from the Operations Center in Israel and Ps.3,821 million from the Operations Center in Argentina). Excluding the effect from the Operations Center in Israel, the gross profit increased by 16.4%. Likewise, gross profit, measured as a percentage of revenues, according to information by segments, decreased from 46.2% during the six-month period ended December 31, 2017 to 43.6% during the six-month period ended December 31, 2018. Without considering the effect of the Operations Center in Israel, gross profit measured as a percentage of total revenues increased from 79.4% during the six-month period ended December 31, 2017 to 82.6% during the six-month period ended December 21, 2018.

6

Operations Center in Argentina

Shopping Malls. Gross profit of the Shopping Malls segment decreased by 5.0%, from Ps.2,667 million during the six-month period ended December 31, 2017 to Ps.2,534 million for the same ended December 31, 2018, mainly as a result of the decrease in the total sales of our tenants, which generated, lower percentage profits under our lease agreements. The gross profit of the Shopping Malls segment as a percentage of the segment’s revenues increased from 90.7% during the six-month period ended December 31, 2017 to 92.4% during the six-month period ended December 31, 2018.

Offices. Gross profit of the Offices segment increased by 45.6% going from Ps.355 million during the six-month period ended December 31, 2017 to Ps.517 million during the six-month period ended December 31, 2018. The gross profit of the Offices segment, measured as a percentage of the revenues of this segment, increased from 92.9% during the six-month period ended December 31, 2017 to 94.7% during the six-month period ended December 31, 2018.

Sales and Developments. Gross profit of the Sales and Developments segment decreased by 25.6%, from Ps.39 million during the six-month period of fiscal year 2018 to Ps.29 million during the six-month period ended December 31, 2018, mainly as a result of lower sales recorded during the six-month period ended December 31, 2018. Gross profit of the Sales and Developments segment, as a percentage of this segment’s revenues, increased from 45.3% during the six-month period ended December 31, 2017 to 47.5% during the six-month period ended December 31, 2018.

Hotels. Gross profit for the Hotels segment increased by 116.2% from Ps.222 million during the six-month period ended December 31, 2017 to Ps.480 million during the six-month period ended December 31, 2018. The gross profit of the Hotels segment, as a percentage of the revenues of this segment, increased from 30.6% during the six-month period ended December 31, 2017 to 50.7% during the six-month period ended December 31, 2018.

International. Gross profit of the International segment increased by Ps.265 million, due to the sale of the Zetol and RES LLC’ properties. Gross profit of the International segment, as a percentage of revenue from this segment, was 95% during the six-month period ended December 31, 2018.

Corporate. Gross profit of the Corporate segment did not present variations between the periods presented.

Others. Gross profit from the Others segment decreased by 500.0%, from a profit of Ps.1 million during the six-month period ended December 31, 2017 to a loss of Ps.4 million during the six-month period ended December 31, 2018. Gross profit of the Others segment measured as a percentage of revenues from this segment decreased from 25.0% during the six-month period ended December 31, 2017 to 8% during the six-month period ended December 31, 2018.

Operations Center in Israel

Real estate. Gross profit of the Real estate segment increased from Ps.2,631 million during the six-month period ended December 31, 2017 to Ps.3,363 million during the six-month period ended December 31, 2018. This variation was mainly due to a 66% nominal revaluation of the NIS compared to the Argentine peso which, considering the adjustment for inflation and the restatement of the comparative balances, shows a 17% real revaluation, offset by an increase in costs. Gross profit of the segment as a percentage of revenues decreased from 70.7% during the six-month period ended December 31, 2017, to 56.9% during the corresponding period in 2018.

Telecommunications. Gross profit of the Telecommunications segment increased from Ps.4,176 million during the six-month period ended December 31, 2017 to Ps.4,252 million during the six-month period ended December 31, 2018. This variation was due to a 66% nominal revaluation of the NIS compared to the Argentine peso which, considering the adjustment for inflation and the restatement of the comparative balances, shows a 17% real revaluation, partially offset by the constant erosion in the revenues of the mobile services, which was partially offset by an increase in revenues related to fixed lines, television and internet. The gross profit of the segment as a percentage of revenues decreased slightly from 29.6% during the six-month period ended June 30, 2017 to 27.2% during the comparable period in 2018.

7

Others. Gross profit from the Others segment decreased from Ps.276 million during the six-month period ended December 31, 2017 to Ps.229 million during the six-month period ended December 31, 2018. This variation was mainly due to a 66% nominal revaluation of the NIS compared to the Argentine peso which, considering the adjustment for inflation and the restatement of the comparative balances, shows a 17% real revaluation and the decrease in income attributable to Bartan and Epsilon.

Net gain from fair value adjustment of investment properties

The net result from changes in the total consolidated fair value adjustment of investment properties, according to the income statement, decreased by Ps.15,657 million, from Ps.10,206 million during the six-month period ended December 31, 2017 (of which Ps.1,747 million came from the Operations Center in Israel and Ps.8,459 million came for the Operations Center in Argentina) to Ps.5,451 million during the six-month period ended December 31, 2018 (of which Ps.780 million came from the Operations Center in Israel and Ps.6,231 million was generated by the Operations Center in Argentina).

Operations Center in Argentina

Shopping Malls segment.

The impact on the loss or profit resulting from adjustment to reflect the actual fair value of shopping malls was a consequence of:

●
a 55 basis points increase in the discount rate that resulted in a decrease in value of the shopping malls of Ps.3,040 million;

●
a positive result of Ps.3,030 million generated by an increase in the estimated inflation rate, thus resulting in an increase in the cash flows of revenues from the shopping centers; and

●
a net result of Ps.2,239 million due to the negative impact of Ps.6,642 million generated from the conversion into U.S. dollars of projected cash flow in Pesos, as per the estimated exchange rate and the positive impact of Ps.8,881 million generated from the conversion into Pesos of the value in U.S. dollars of the shopping malls, as per the year end exchange rate (30% depreciation of Argentine Peso vis-à-vis the US. Dollar).

“Offices”, “Sales and Developments”, “International” and “Others” Segments.

Additionally a loss was recognized due to the changes in the purchasing power of the peso in both segments for the period ended December 31, 2018 of Ps.16,930 million.

The result for adjustment to reflect the actual fair value of the properties included in these segments increased by 31% during the six-month period as of December 31, 2018, as a result of the impact of depreciation of the Argentine Peso against the US dollar.

Operations Center in Israel

Real estate. The net result of changes in the fair value of investment properties in the real estate segment decreased from Ps.1,747 million during the six-month period ended December 31, 2017 to Ps.780 million during the six-month period ended December 31, 2018 due to a 66% nominal revaluation of the NIS compared to the Argentine peso which, considering the adjustment for inflation and the restatement of the comparative balances, shows a 17% real revaluation, but mainly to the considerations as to the time when valuations were made in the various periods.

8

General and administrative expenses

Total general and administrative expenses, according to the income statement, recorded an increase of Ps.450 million, from Ps.2,739 million during the six-month period ended December 31, 2017 (of which Ps.2,139 million come from the Operations Center in Israel and Ps.600 million from the Operations Center in Argentina) to Ps.3,189 million during the six-month period ended December 31, 2018 (of which Ps.2,352 million come from the Operations Center in Israel and Ps.837 million from the Operations Center in Argentina). Excluding the effect from the Operations Center in Israel, general and administrative expenses increased by 39.5%. Total general and administrative expenses measured as a percentage of revenues from sales, leases and services decreased slightly from 11.5% during the six-month period ended December 31, 2017 to 11.4% during the six-month period ended December 31, 2018. Excluding the effect from the Operations Center in Israel, total general and administrative expenses, according to the income statement, increased from 11.1% during the six-month period ended December 31, 2017 to 14.6% during the six-month period ended December 31, 2018.

General and administrative expenses of our joint ventures decreased by Ps.16 million, from Ps.23 million during the six-month period ended December 31, 2017 to Ps.7 million during the six-month period ended December 31, 2018.

General and administrative expenses for operations inter-segment increased by Ps.4 million, from Ps.6 million during the six-month period ended December 31, 2017 to Ps.10 million during the six-month period in ended December 31, 2018.

Based on the information by segment (taking into account general and administrative expenses from our joint ventures and without considering those corresponding to the expenses of collective promotions funds or operating expenses intra-segments), general and administrative expenses increased by Ps.438 million, from Ps.2,768 million during the six-month period ended December 31, 2017 (of which Ps.2,139 million was attributable to the Operations Center in Israel and Ps.629 million to the Operations Center in Argentina) to Ps.3,206 million during the six-month period ended December 31, 2018 (of which Ps.2,352 million was attributable from the Operations Center in Israel and Ps.854 million from the Operations Center in Argentina). Excluding the general and administrative expenses was attributable to the Operations Center in Israel, expenses increased by 35.8%. General and administrative expenses measured as a percentage of revenues, according to the information by segment, decreased slightly from 12.3% during the six-month period ended December 31, 2017 to 12.0% during the six-month period ended December 31, 2018. Excluding the effect attributable to the Operations Center in Israel, total general and administrative expenses, measured as a percentage of total revenues, increased from 15.2% during the six-month period ended December 31, 2017 to 18.5% during the six-month period ended December 31, 2018.

Operations Center in Argentina

Shopping Malls. General and administrative expenses of Shopping Malls increased by 41.0%, from Ps.210 million during the six-month period ended December 31, 2017 to Ps.296 million during the six-month period ended December 31, 2018, mainly as a result of: (i) an increase in salaries, social security and other personnel administration expenses of Ps.56 million; (ii) an increase of Ps.14 million in amortizations and depreciation; and (iii) an increase of Ps.10 million in maintenance, repairs and services, mobility and travel expenses. The general and administrative expenses of Shopping Malls as a percentage of revenues from the same segment increased from 7.1% during the six-month period ended December 31, 2017 to 10.8% during the six-month period ended December 31, 2018.

Offices. The general and administrative expenses of our Offices segment increased by 30.8%, from Ps.52 million during the six-month period ended December 31, 2017 to Ps.68 million during the six-month period ended December 31, 2018, mainly as a result of: (i) an increase of Ps.6 million in salaries, social security and other personnel expenses; (ii) an increase of Ps.4 million in fees to directors; (iii) an increase of Ps.2 million in amortization and depreciation; and (iv) an increase of Ps.2 million in terms of travel, mobility and office supplies expenses, among other items. General and administrative expenses, measured as a percentage of revenues in the same segment, decreased from 13.6% during the six-month period ended December 31, 2017 to 12.5% during the six-month period ended December 31, 2018.

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Sales and Developments. General and administrative expenses associated with our Sales and Developments segment decreased by 9.0%, from Ps.67 million during the six-month period ended December 31, 2017 to Ps.61 million during the six-month period ended December 31, 2018, mainly as a result of: a decrease in directors fees of Ps.21 million, partially compensated by: (i) an increase in salaries, social security and other personnel expenses of Ps.4 million; (ii) an increase in maintenance, repairs and services expenses of Ps.4 million; (iii) an increase of Ps.2 million in amortizations and depreciation; and (iv) an increase of Ps.2 million in fees and compensation for services, among other items. General and administrative expenses, measured as a percentage of revenues in the same segment, increased from 77.9% during the six-month period ended December 31, 2017 to 100.0% during the six-month period ended December 31, 2018.

Hotels. General and administrative expenses associated with our Hotels segment increased by 9.6% from Ps.135 million during the six-month period ended December 31, 2017 to Ps.148 million during the six-month period ended December 31, 2018, mainly as a result of an increase of Ps.14 million in fees and compensation for services, among other items. General and administrative expenses associated with the Hotels segment measured as a percentage of this segment’s revenues decreased by 18.6% during the six-month period in fiscal year 2018 to 15.6% during the six-month period in fiscal year 2019.

International. General and administrative expenses associated with our International segment decreased by 25.5%, from Ps.47 million during the six-month period ended December 31, 2017 to Ps.35 million during the six-month period in fiscal year 2019, mainly due to (i) a decrease in taxes, fees and contributions of Ps.8 million; and (ii) a decrease in fees and compensation for services of Ps.4 million.

Corporate. General and administrative expenses associated with our Corporate segment increased by 100.0%, from Ps.106 million during the six-month period ended December 31, 2017 to Ps.212 million during the six-month period ended December 31, 2018, mainly due to an increase of Ps.112 million in fees to directors, among other items.

Others. General and administrative expenses associated with our Others segment increased by 183.3%, from Ps.12 million during the six-month period ended December 31, 2017 to Ps.34 million during the six-month period ended December 31, 2018, mainly due to an increase of Ps.21 million in taxes, fees and contributions, among other items.

Operations Center in Israel

Real estate. General and administrative expenses associated with the Real Estate segment increased from Ps.266 million during the six-month period ended December 31, 2017 to Ps.301 million during the six-month period ended December 31, 2018. This variation was mainly due to a 66% nominal revaluation of the NIS compared to the Argentine peso which, considering the adjustment for inflation and the restatement of the comparative balances, results in a 17% real revaluation. General and administrative expenses associated with this segment measured as a percentage of the revenues remained stable at 5.0%.

Telecommunications. General and administrative expenses associated with the Telecommunications segment increased from Ps.1,317 million during the six-month period ended December 31, 2017 to Ps.1,377 million during the six-month period ended December 31, 2018. This variation was due to (i) a 66% nominal revaluation of the NIS compared to the Argentine peso which, considering the adjustment for inflation and the restatement of the comparative balances, shows a 17% real revaluation, and (ii) a reduction in personnel expenses due to a downsizing of the company, which accompanied the fall in revenues in a search for improvements efficiency. The administrative and general expenses associated with the segment measured as a percentage of this segment’s revenues decreased from 9.3% in fiscal year 2017 to 8.8% in the period 2018.

Corporate. General and administrative expenses associated with the Corporate segment increased from Ps.344 million during the six-month period ended December 31, 2017 to Ps.275 million during the six-month period ended December 31, 2018. This variation was due to a 66% nominal revaluation of the NIS compared to the Argentine Peso which, considering the adjustment for inflation and the restatement of the comparative balances, shows a 17% real revaluation, offset by a decrease in the personnel and cost structure of DIC and IDBD, also accompanied by a reduction in Dolphin’s legal fees.

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Others. General and administrative expenses associated with the Others segment increased from Ps.312 million during the six-month period ended December 31, 2017 to Ps.399 million during the six-month period 2018. This variation was due to (i) a 66% nominal revaluation of the NIS compared to the Argentine Peso which, considering the adjustment for inflation and the restatement of the comparative balances, shows a 17% real revaluation and (ii) an increase in the structure of Bartan and Epsilon.

Selling expenses

Total consolidated selling expenses, according to the income statement, showed an increase of Ps.186 million, from Ps.3,288 million during the six-month period ended December 31, 2017 to Ps.3,474 million during the six-month period ended December 31, 2018 (of which Ps.3,149 million come from the Operations Center in Israel and Ps.325 million from the Operations Center in Argentina). Excluding the effect from the Operations Center in Israel, selling expenses increased by 7.3%. Total consolidated selling expenses measured as a percentage of revenues from sales, leases and services, decreased from 13.9% during the six-month period ended December 31, 2017 to 12.5% during the six-month period ended December 31, 2018. Excluding the effects from the Operations Center in Israel, total selling expenses, measured as a percentage of revenues from sales, leases and services, increased slightly from 5.6% during the six-month period ended December 31, 2017 to 5.7% during the six-month period ended December 31, 2018.

Selling expenses of our joint ventures decreased by Ps.1 million, from Ps.2 million during the six-month period ended December 31, 2017 to Ps.1 million during the six-month period ended December 31, 2018.

Based on the information by segment (taking into account the selling expenses from our joint ventures and without considering those corresponding to the expenses and Collective Promotion Fund and the expenses attributable to inter- segments operations), selling expenses increased by Ps.185 million, from Ps.3,290 million during the six-month period ended December 31, 2017 to Ps.3,475 million during the six-month period ended December 31, 2018 (of which Ps.3,149 million was attributable to the Operations Center in Israel and Ps.326 million to the Operations Center in Argentina). Excluding the effects from the Operations Center in Israel, selling expenses increased by 6.9%. Selling expenses measured as a percentage of revenues, according to information by segment, decreased from 14.7% during the six-month period ended December 31, 2017 to 13.0% during the six-month period ended December 31, 2018. Without considering the effects from the Operations Center in Israel, total selling expenses, measured as a percentage of total revenues according to the information by segments, experienced a small decrease, going from 7.4% during the six-month period in fiscal year 2018 to 7.1% during the six-month period ended December 31, 2018.

Operations Center in Argentina

Shopping Malls. Selling expenses of the Shopping Malls segment increased by 4.8%, from Ps.167 million during the six-month period ended December 31, 2017 to Ps.175 million during the six-month period ended December 31, 2018, mainly as a consequence of an increase of Ps.19 million related to doubtful accounts partially offset by a decrease of Ps.13 million in advertising expenses. Selling expenses measured as a percentage of revenues of the Shopping Malls segment increased from 5.7% during the six-month period ended December 31, 2017 to 6.4% during the six-month period ended December 31, 2018.

Offices.  Selling expenses associated with our Offices segment increased by 13.3% from Ps.30 million during the six-month period ended December 31, 2017 to Ps.34 million during the six-month period ended December 31, 2018. This variation was generated mainly as a result of: (i) an increase of Ps.3 million in taxes, fees and contributions and (ii) an increase of Ps.2 million in salaries, social security and other personnel expenses, offset by a decrease of Ps.1 million in fees and compensation for services. Selling expenses associated with our Office segment, measured as a percentage of this segment’s revenues, decreased from 7.9% during the six-month period ended December 31, 2017 to 6.2% during the six-month period ended December 31, 2018.

Sales and Developments. Selling expenses associated with the Sales and Developments segment decreased by 13.3% from Ps.15 million during the six-month period ended December 31, 2017 to Ps.13 million during the six-month period ended December 31, 2018. Such variation was generated mainly as a result of: (i) a decrease of Ps.3 million in taxes, fees and contributions, (ii) a decrease of Ps.2 million in fees and compensation for services; and (iii) a decrease of Ps.2 million in advertising and other commercial expenses, partially offset by: (i) an increase of Ps.4 million in bad debts and (ii) an increase of Ps.1 million in salaries, social security and other personnel expenses. Selling expenses associated with our Sales and Developments segment measured as a percentage of this segment’s revenues increased from 17.4% during the six-month period ended December 31, 2017 to 21.3% during the six-month period ended December 31, 2018.

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Hotels. Selling expenses associated with our Hotels segment increased 10.0%, from Ps.90 million during the six-month period ended December 31, 2017 to Ps.99 million during the six-month period ended December 31, 2018, mainly as a result of: (i) an increase of Ps.11 million in taxes, fees and contributions and (ii) an increase of Ps.4 million in rentals and condominium expenses, partially offset by: (i) a decrease of Ps.4 million in salaries, social security and other personnel expenses and (ii) a decrease of Ps.3 million in maintenance, repairs and services. The selling expenses associated with our Hotels segment measured as a percentage of this segment’s revenues decreased, going from 12.4% during the six-month period ended December 31, 2017 to 10.5% during the six-month period ended December 31, 2018.

International. Selling expenses associated with the International segment did not show variations between the periods presented.

Corporate. Selling expenses associated with the Corporate segment did not present variations between the periods presented.

Others. Selling expenses associated with our Others segment increased by 66.7% from Ps.3 million during the six-month period ended December 31, 2017 to Ps.5 million during the six-month period ended December 31, 2018, mainly due to an increase in taxes, fees and contributions. Selling expenses associated with our Other segment measured as a percentage of this segment’s revenues decreased considerably, from 75.0% during the six-month period ended December 31, 2017 to 10.0% during the six-month period ended December 31, 2018.

Operations Center in Israel

Real estate. Selling expenses associated with the Real estate segment increased from Ps.79 million during the six-month period ended December 31, 2017 to Ps.92 million during the six-month period ended December 31, 2018. This variation was due to a 66% nominal revaluation of the NIS compared to the Argentine peso which, considering the adjustment for inflation and the restatement of the comparative balances, shows a 17% real revaluation. Selling expenses associated with this segment measured as a percentage of segment revenues decreased from 2.1% in the period ended December 31, 2017 to 1.5% in the six-month period ended December 31, 2018.

Telecommunications. Selling expenses associated with the Telecommunications segment increased from Ps.2,777 million during the six-month period ended December 31, 2017 to Ps.2,966 million during the six-month period ended December 31, 2018. This variation was due to (i) a 66% nominal revaluation of the NIS compared to the Argentine peso which, considering the adjustment for inflation and the restatement of the comparative balances, shows a 17% real revaluation and (ii) a decrease in advertising expenses in the mobile phone line business. Selling expenses associated with this segment as a percentage of segment revenues decreased, from 19.7% to 19.0% for the six-month period ended December 31, 2018.

Others. Selling expenses associated with the Others segment decreased from Ps.129 million during the six-month period ended December 31, 2017 to Ps.91 million during the six-month period ended December 31, 2018. This variation was due to (i) a 66% nominal revaluation of the NIS compares to the Argentine peso which, considering the adjustment for inflation and the restatement of the comparative balances, shows a 17% real revaluation and (ii) a decrease in the marketing expenses of Bartan’s new services.

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Other operating results, net

Other operating results, net, according to the income statement, decreased by Ps.732 million, from a net profit of Ps.1,079 million during the six-month period ended December 31, 2017 to a net profit of Ps.347 million during the six-ended December 31, 2018 (of which Ps.164 million resulted from a net loss generated by the Operations Center in Argentina and Ps.511 million resulted from a net profit generated by the Operations Center in Israel).

Other operating results, net, from our joint ventures increased by Ps.87 million, from a net loss of Ps.21 million during the six-month period ended December 31, 2017 (of which a loss of Ps.20 million is attributable to the Sales and Developments segment and Ps.1 million is attributable to the Shopping Malls segment) to a net loss of Ps.108 million during the six-month period ended December 31, 2018 (of which a loss of Ps.106 million is attributable to the Sales and Developments segment and Ps.2 million to the Shopping Malls segment within the Operations Center in Argentina).

Based on the information by segment (taking into account other operating results, net from our joint ventures and excluding inter-segment operations), other operating results, net recorded a decrease of Ps.819 million, from a net profit of Ps.1,061 million during the six-month period ended December 31, 2017 to a net profit of Ps.242 million during the six-month period ended December 31, 2018. Excluding the effect from the Operations Center in Israel, other operating results, net decreased by Ps.201 million.

Operations Center in Argentina

Shopping Malls. Other operating results, net of the Shopping Malls segment remained constant. The other operating results, net of this segment, as a percentage of this segment’s revenues, increased slightly from 1.4% during the six-month period ended December 31, 2017 to 1.5% during the six-month period ended December 31, 2018.

Offices. The other operating results, net, associated with our Offices segment decreased by 1300.0%, going from a net profit of Ps.1 million during the six-month period ended December 31, 2017 to a loss of Ps.12 million during the six-month period ended December 31, 2018, mainly as a consequence of an increase in donations and an increase in the expenses of lawsuits and other contingencies, among other items. The other operating results, net, of this segment, as a percentage of this segment’s revenues, decreased from 0.3% during the six-month period ended December 31, 2017 to a 2.2% loss during the six-month period ended December 31, 2018.

Sales and Developments. Other operating results, net, associated with our Sales and Developments segment increased by 254.3%, from a loss of Ps.35 million during the six-month period ended December 31, 2017 to a loss of Ps.124 million during the six-month period ended December 31, 2018, mainly as a result of a provision for the write-off of the land in Puerto Madero partially offset by a decrease in expenses related to the sale of properties. Other operating results, net, of this segment, as a percentage of segment revenues, decreased from a loss of 40.7% during the six-month period ended December 31, 2017 to a loss of 203.3% during the six-month period ended December 31, 2018.

Hotels. Other operating results, net, associated with the Hotels segment increased by 966.7%, from a loss of Ps.3 million during the six-month period ended December 31, 2017 to a profit of Ps.26 million during the six-month period ended December 31, 2018, mainly due to a decrease in expense related to claims, fees and contingencies and others. The other operating results, net, of this segment, as a percentage of this segment’s revenues increased from a 0.4% loss during the six-month period ended December 31, 2017 to a 2.7% during the six-month period of fiscal year 2019.

International. Other operating results, net, of this segment increased by 128.6%, from a net loss of Ps.7 million during the six-month period ended December 31, 2017 to a gain of Ps.2 million during the six-month period ended December 31, 2018, mainly due to the recovery of other provisions in fiscal year 2019.

Corporate. Other operating results, net, associated with the Corporate segment did not show variations between the years presented.

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Others. Other operating results, net, associated with this segment decreased by 805.9% from a profit of Ps.17 million during the six-month period ended December 31, 2017 to a net loss of Ps.120 million during the six-month period ended December 31, 2018, mainly due to the impairment recorded for the sale of Tarshop. Other operation results, net, associated with this segment, as a percentage of segment revenues decreased from 425.0% during the six-month period ended December 31, 2017 to a loss of 240.0% during the six-month period ended December 31, 2018.

Operations Center in Israel

Real estate. Other operating results, net, associated with the Real estate segment decreased from Ps.35 million during the six-month period ended December 31, 2017 to Ps.0 million during the six-month period ended December 31, 2018. This variation was due to the absence of sales of fixed assets during this period.

Telecommunications. Other operating results, net, associated with the Telecommunications segment went from a loss of Ps.232 million during the six-month period ended December 31, 2017 to a profit of Ps.0 million during the six-month period ended December 31, 2018. This variation was due to the sale of the subsidiary Rimon in the period ended December 31, 2017.

Corporate. Other operating results, net, associated with the Corporate segment went from a gain of Ps.614 million during the six-month period ended December 31, 2017 to a gain of Ps.269 million during the six-month period ended December 31, 2018. This variation was due to the favorable outcome of the trial won related to Ma’ariv in the six-month period ended December 31, 2017.

Others. Other operating results, net, associated with the Others segment went from a gain of Ps.248 million during the six-month period ended December 31, 2017 to a loss of Ps.242 million during the six-month period ended December 31, 2018. This variation was due to the result from the sales of Elron’s subsidiaries: Cludyn was sold in the period ended in 2017 and Sybersicodo was sold in the comparable period.

Profit / (loss) from operations

The total consolidated result from operations, pursuant to the income statement, decreased by 101.1% from a profit of Ps.15,569 million during the six-month period ended December 31, 2017 to a net loss of Ps.171 million during the six-month period ended December 31, 2018 (of which a Ps.3,634 million derived from the Operations Center in Israel and a loss of Ps.3,860 million from the Operations Center in Argentina). Excluding the effect from the Operations Center in Israel, result from operations decreased by 135.4% during the period. Total consolidated operating loss, measured as a percentage of revenues from sales, leases and services, decreased from 65.6% during the six-month period ended December 31, 2017 to a 0.6% loss during the six-month period ended December 31, 2018. Excluding the effect from the Operations Center in Israel, consolidated result from operations, measured as a percentage of total revenues, decreased from 198.0% during the six-month period ended December 31, 2017 to a 66.4% loss during the six-month period ended December 31, 2018.

The operating result of our joint ventures decreased by 560.9%, from Ps.23 million during the six-month period ended December 31, 2017 (of which a profit of Ps.56 million is attributable to the Shopping Malls segment, a profit of Ps.6 million to the Offices segment, and a Ps.39 million loss to the Sales and Developments segment of the Operations Center in Argentina), to a loss of Ps.106 million during the six-month period ended December 31, 2018 (of which a loss of Ps.30 million loss is attributable to the Shopping Malls segment, a profit of Ps.38 million is attributable to the Offices segment, and a loss of Ps.114 million to the Sales and Developments segment of the Operations Center in Argentina), mainly due to lesser revenues from the net results of changes in the fair value of investment properties.

Operating result for the expenses and Collective Promotion Fund increased by 96.2%, from a gain of Ps.26 million during the six-month period ended December 31, 2017 to a gain of Ps.51 million during the six-month period ended December 31, 2018.

Operating result generated by inter-segment operation decreased by 100.0% with a gain of Ps.4 million during the six-month period ended December 31, 2017.

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According to the information by segment (taking into account the operating result from our joint ventures and without considering those corresponding to the expenses and Collective Promotion Fund and to the inter-segment operation), the operating result (loss) decreased by 101.4% from a gain of Ps.15,622 million during the six-month period ended December 31, 2017 to a loss of Ps.226 million during the six-month period ended December 31, 2018 (which a profit of Ps.3,634 million derives from the Operations Center in Israel and a loss of Ps.3,860 million comes from the Operations Center in Argentina). Excluding the result from the Operations Center in Israel, the operating result (loss) decreased by 135.8%. Operating result, measured as a percentage of revenues according to segment information, decreased from 69.6% during the six-month period ended December 31, 2017 to a 0.8% loss during the six-month period ended December 31, 2018. Excluding the effect from the Operations Center in Israel, total operating result according to segment information, measured as a percentage of total revenues, decreased from 260.8% during the six-month period ended December 31, 2017 to an 83.5% loss during the six-month period ended December 31, 2018.

Operations Center in Argentina

Shopping Malls. The operating result of Shopping Malls decreased by 164.3% during the six-month period ended December 31, 2018, from a profit of Ps.10,692 million during the six-month period ended December 31, 2017 to a loss of Ps.6,876 million during the six-month period ended December 31, 2018. The operating result of the Shopping Malls segment as a percentage of the segment revenue decreased from 363.8% during the six-month period ended December 31, 2017 to a loss of 250.9% during the six-month period ended December 31, 2018.

Offices. The operating result corresponding to our Offices segment increased by 1,044.7%, from a profit of Ps.255 million during the six-month period ended December 31, 2017 to a profit of Ps.2,919 million during the six-month period ended December 31, 2018 . The variation is mainly due to an increase of Ps.2,535 million in revenues from the result of changes in the fair value of investment properties. The operating result of the Offices segment as a percentage of segment revenues increased from 66.8% during the six-month period ended December 31, 2017 to 534.6% during the six-month period ended December 31, 2018.

Sales and Developments. The operating result corresponding to our Sales and Developments segment decreased by 373.3%, from a profit of Ps.15 million during the six-month period ended December 31, 2017 to a loss of Ps.41 million during the six-month period ended December 31, 2018. This increase is mainly due to a decrease in revenues resulting from fewer sales of Beruti apartments and parking units, offset in part by the sale of the San Mart’n de Tours properties and the recognition of the sale of Catalinas to Globant and also, by the higher losses in other operating results, net. The operating result of the Sales and Developments segment as a percentage of segment revenues decreased from 17.4% during the six-month period ended December 31, 2017 to a loss of 67.2% during the six-month period ended December 31, 2018.

Hotels. The operating result corresponding to the Hotels segment showed an increase of 4,416.7%, from a loss of Ps.6 million during the six-month period ended December 31, 2017 to a gain of Ps.259 million during the six-month period ended December 31, 2018. This increase is mainly due to the increase in the average room rate of our hotel portfolio (measured in pesos), and to the positive impact of the Qatar event and the G-20 event, generating an increase in revenues. The operating result of the Hotels segment as a percentage of segment revenues, increased from a 0.8% loss during the six-month period ended December 31, 2017 to 27.3% during the six-month period ended December 31, 2018.

International. The operating result corresponding to our International segment increased by 533.3%, going from a loss of Ps.54 million during the six-month period ended December 31, 2017 to a profit of Ps.234 million during the six-month period ended December 31, 2018. This variation is due to an increase in revenues from the sale of properties of Zetol and RES LLC.

Corporate. The operating result corresponding to our Corporate segment varied by 100.0%, going from a loss of Ps.106 million during the six-month period ended December 31, 2017 to a loss of Ps.212 million during the six-month period ended December 31, 2018, mainly affected by general and administrative expenses.

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Others. The operating result corresponding to our Others segment decreased by 1,488.9% from a loss of Ps.9 million during the six-month period ended December 31, 2017 to a loss of Ps.143 million during the six-month period ended December 31, 2018. The variation is mainly due to an impairment recorded for the sale of Tarshop in other operating results, net. The operating result of the Other segment as a percentage of the segment’s revenues decreased from a loss of 225.0% during the six-month period ended December 31, 2017 to a loss of 286.0% during the six-month period ended December 31, 2018.

Operations Center in Israel

Real estate. The operating result of the Real Estate segment decreased from Ps.4,068 million during the six-month period ended December 31, 2017 to Ps.3,750 million during the same period ended in 2018. This variation was due to (i) a 66% nominal revaluation of the NIS compared to the Argentine peso which, considering the adjustment for inflation and the restatement of the comparative balances, shows a 17% real revaluation, and (ii the increase in costs and a lower gain related to changes in the fair value of investment properties.

Telecommunications. The operating result of the Telecommunications segment went from a gain of Ps.314 million during the six-month period ended December 31, 2017 to a loss of Ps.91 million during the comparable period in 2018. This variation was due to (i) a 66% nominal revaluation of the NIS compared to the Argentine peso which, considering the adjustment for inflation and the restatement of the comparative balances, shows a 17% real revaluation, (ii) the sale of Rimon in the six-month period ended December 31, 2017 and (iii) the continuous erosion in service revenues that was partially offset by a decrease in operating expenses, due to increased efficiency measures implemented by Cellcom.

Corporate. The operating result of the Corporate segment went from a profit of Ps.370 million during the six-month period ended December 31, 2017 to a loss of Ps.6 million during the same period ended in 2018. This variation was due to (i) a 66% nominal revaluation of the NIS compared to the Argentine peso which, considering the adjustment for inflation and the restatement of the comparative balances, shows a 17% real revaluation, and (ii) the positive outcome of the Ma’ariv trial.

Others. The operating result of the Others segment went from a profit of Ps.83 million during the six-month period ended December 31, 2017 to a loss of Ps.19 million for the same period ended December 31, 2018. This variation was due to (i) a 66% nominal revaluation of the NIS compared to the Argentine peso which, considering the adjustment for inflation and the restatement of the comparative balances, shows a 17% real revaluation and (ii) a decrease in the result from the sale of the Elron subsidiaries.

Share of profit / (loss) of associates and joint ventures

The share of profit / (loss) of associates and joint ventures, pursuant to the income statement, decreased by 798.0% from a profit of Ps.101 million during the six-month period ended December 31, 2017 to a loss of Ps.705 million during the six-month period ended December 31, 2018 (of which a loss of Ps.384 million comes from the Operations Center in Argentina and a loss of Ps.321 million from the Operations Center in Israel). Excluding the results from the Operations Center in Israel, the result from our participation of associates and joint ventures decreased by 182.1%, mainly due to the negative results from the Sales and Developments, International and Others segments.

Also, the net share of profit / (loss) of associates and joint ventures, mainly from Nuevo Puerto Santa Fe S.A. (Shopping Malls segment), Quality Invest S.A. (Office segment) and; Cyrsa S.A. and Puerto Retiro S.A. (Sales and Developments segment), evidenced a decrease of 192.6%, going from a profit of Ps.135 million during the six-month period ended December 31, 2017 to a loss of Ps.125 million during the six-month period ended December 31, 2018, mainly due to results from the joint venture Puerto Retiro S.A.

Operations Center in Argentina

Shopping Malls. In the information by segments, the share of profit / (loss) of associates and joint ventures Nuevo Puerto Santa Fe S.A. it is exposed consolidated, line by line in this segment.

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Offices. In the information by segment, share of profit / (loss) of associates and joint ventures Quality S.A. is shown consolidated, line by line in this segment.

Sales and Developments. The share of profit / (loss) of associates and joint ventures Cyrsa S.A. and Puerto Retiro S.A. are exposed consolidated line by line. The result from our participation in our associate Manibil S.A., which are disclosed in this line, increased by Ps.1 million, from a loss of Ps.15 million during the six-month period ended December 31, 2017 to a profit of Ps.14 million during the six-month period ended December 31, 2018.

Hotels. This segment does not present results from the participation in associates and joint ventures.

International. The result generated by our stake in associates of this segment decreased by 374.6%, going from a profit of Ps.71 million during the six-month period ended December 31, 2017 to a loss of Ps.195 million during the six-month period ended December 31, 2018, mainly generated by a negative result of our investment in New Lipstick LLC of Ps.219 million.

Others. The result generated by our participation in associates of the Others segment decreased by 120.7%, from a profit of Ps.242 million during the six-month period ended December 31, 2017 to a loss of Ps.50 million during the six-month period ended December 31, 2018, mainly as a result of a loss from our investments in the BHSA for Ps.78 million.

Operations Center in Israel

Real estate. The share of profit / (loss) of associates and joint ventures of this segment went from a loss of Ps.238 million during the six-month period ended December 31, 2017 to a loss of Ps.222 million in the six-month period ended December 31, 2018 due to (i) a 66% nominal revaluation of the NIS compared to the Argentine peso which, considering the adjustment for inflation and the restatement of the comparative balances, shows a 17% real revaluation and (ii) a decrease in the results of Mehadrin and Pbel.

Supermarkets. The positive share of profit of associates and joint ventures of this segment is Ps.164 million for the six-month period ended December 31, 2018. It is not comparable with the period ended December 31, 2017 because Shufersal was deconsolidated as of June 30, 2018.

Others. The result generated by our share of profits of associates and joint ventures of this segment went from a loss of Ps.129 million during the six-month period ended December 31, 2017 to a loss of Ps.263 million in the six-month period ended December 31, 2018 due to (i) a 66% nominal revaluation of the NIS compared to the Argentine peso which, considering the adjustment for inflation and the restatement of the comparative balances, shows a 17% real revaluation, and (ii) a decrease in the results from Epsilon’s investments.

Financial results, net

The financial results decreased from a loss of Ps.8,207 million during the six-month period ended December 31, 2017 to a loss of Ps.7,168 million during six-month period ended December 31, 2018, this variation mainly due to the devaluation of the Argentine peso compared to the dollar and the result of the exchange of DIC’s debt securities.

Income tax

The Company applies the deferred tax method to calculate the income tax corresponding to the periods presented, recognizing in this way the temporary differences as tax assets and liabilities. The income tax charge for the period went from a gain of Ps.3,366 million during the six-month period ended December 31, 2017 to a gain of Ps.1,880 million during the six-month period ended December 31, 2018, of which a gain of Ps.2,134 million comes from the Operations Center in Argentina, partially offset by a loss of Ps.254 million from the Operations Center in Israel.

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Loss for the period

As a result of the factors described above, the profit for the period, including the effect of discontinued operations, decreased from a profit of Ps.12,120 million during the six-month period ended December 31, 2017 to a loss of Ps.5,447 million during the six-month period ended December 31, 2018, of which a loss of Ps.4,400 million is attributable to the Operations Center in Argentina and a loss of Ps.1,047 million to the Operations Center in Israel.

Liquidity and Capital Resources

Our principal sources of liquidity have historically been:

●
Cash generated by operations;

●
Cash generated by issuance of debt securities;

●
Cash from borrowing and financing arrangements; and

●
Cash proceeds from the sale of real estate assets.

Our principal cash requirements or uses (other than in connection with our operating activities) have historically been:

●
capital expenditures for acquisition or construction of investment properties and property, plant and equipment;

●
interest payments and repayments of debt;

●
acquisition of shares in companies;

●
payments of dividends; and

●
acquisitions or purchases of real estate.

Our liquidity and capital resources include our cash and cash equivalents, proceeds from bank borrowings and long-term debt, capital financing and sales of real estate investments.

Cash Flow

	As of and for the six-monthperiod ended December 31,
	2018	2018	2017
INFORMATION OF CASH FLOWS:	(in million of US$) (i) (ii)	(in millions of Ps.)
Net cash generated from operating activities	183	6,892	11,715
Net cash generated from / (used in) in investing activities	4	166	(14,395)
Net cash generated from financing activities	22	824	14,491
Cash and cash equivalents at beginning of period	1,262	47,569	41,017
Cash and cash equivalents at end of period	1,412	53,216	47,000
Net increase in cash and cash equivalents	209	7,882	11,811

(1) This information is from Condensed Interim Consolidated Financial Statements December 31, 2018.
As of December 31, 2018, our Argentina Operations Center had a positive working capital of Ps.1,609 million and the Israel Operations Center had a positive working capital of Ps.61,136 million, resulting in a positive consolidated working capital of Ps.62,745 million (calculated as current assets minus current liabilities at that date).

As of December 31, 2018, our Argentine Operations Center had cash and cash equivalents of Ps.3,747 million, while our Israel Operations Center had cash and cash equivalents of Ps.49,469 million, totaling a cash position and consolidated cash equivalents of Ps.53,216 million.

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As of December 31, 2017, our Argentina Operations Center had a positive working capital of Ps.8,691 million and the Israel Operations Center had a positive working capital of Ps.38,340 million, resulting in a positive consolidated working capital of Ps.47,031 million (calculated as current assets minus current liabilities at that date).

As of December 31, 2017, our Argentine Operations Center had cash and cash equivalents of Ps.5,724 million, while our Israel Operations Center had cash and cash equivalents of Ps.37,904 million, totaling a cash position and consolidated cash equivalents of Ps.43,628 million.

Cash Flow Information

Operating activities

Six months ended December 31, 2018

Our operating activities for the six-month period ended December 31, 2018 generated net cash inflows of Ps.6,892 million, of which Ps.678 million are originated in discontinued operations and Ps.6,214 million from continuing operations, mainly due to an operating income of Ps.7,688 million, a decrease in trading properties of Ps.532 million, a decrease in trading properties of Ps.69 million, partially offset by an increase in provisions of Ps.73 million, a decrease in salaries and social security taxes of Ps.169 million, a decrease in commercial debts and other debts of Ps.1,265 million, an increase in restricted assets of Ps.117 million and Ps.498 million related to income tax paid.

Six months ended December 31, 2017

Our operating activities for the six-month period ended December 31, 2017 generated net cash inflows of Ps.11,715 million, of which Ps.4,230 million are originated in discontinued operations and Ps.7,485 million from continuing operations, generated partially by an operating income of Ps.8,615, a decrease in trading properties of Ps.834 million, partially offset an increase in trades and other payables charges of Ps.1,338 million a decrease in trade and other receivables of Ps.392 million and Ps.265 million related to income tax paid.

Investment activities

Six months ended December 31, 2018

Our investing activities for the six-month period ended December 31, 2018 resulted in net cash inflows of Ps.166 million, generated by Ps.188 million from continuing operations, partially offset by Ps.22 million from discontinued operations. Such inflows were partially generated by Ps.15,451 million and Ps.448 million collected from the sale and interest on investments in financial assets, Ps.4,746 million obtained from the sale of associates and joint ventures, and Ps.203 million related to the collection of dividends, partially offset by Ps.2,571 million and Ps.1,521 million used in the acquisition of investment properties and property, plant and equipment, respectively. Additionally, Ps.216 million were used in capital contributions in associates and joint ventures, Ps.1,064 million are related to the acquisition of intangible assets, Ps.14,892 million are related to the acquisition of investments in financial assets and Ps.414 million were generated by an increase of restricted assets, net.

Six months ended December 31, 2017

Our investing activities resulted in net cash outflows of Ps.14,395 million, originated in Ps.1,343 million from discontinued operations and Ps.13,052 million from continuing operations for the six-month period ended December 31, 2017, mainly due to Ps.20,415 million from the increase in investments in financial assets, Ps.1,901 million and Ps.1,450 million used in the acquisition of investment properties and property, plant and equipment, respectively, Ps.540 million used in the acquisition of intangible assets, , Ps.964 million used in the increase of restricted assets, net, loans granted by Ps.682 million and Ps.229 million used in financial advances, partially offset by Ps.11,484 million and Ps.246 million from collections for sales and interest on investments in financial assets, respectively, Ps.846 million from the collection of loans granted, and Ps.117 million from the collection of dividends.

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Financing activities

Six months ended December 31, 2018

Our financing activities for the six-month period ended December 31, 2018 resulted in net cash inflows of Ps.824 million, corresponding to Ps.852 million from continuing operations’ , partially offset by Ps. 28 million from discontinued operations , mainly due to loans obtained and notes issued for Ps.24,561 million, Ps.94 million related to capital contributions from non-controlling interest in subsidiaries and Ps.192 million related to derivative financial instruments, net; partially offset by the payment of loans of Ps.14,800 million, the payment of interest from short-term and long-term debt of Ps.5,604 million; the acquisition of non-controlling interest in subsidiaries of Ps.1,120 million, the payment of short-term loans of Ps.706 million, Ps.378 million related to dividend distributions, and the repurchase of non-convertible notes for Ps.1,441 million,

 Six months ended December 31, 2017

Our financing activities for the six-month period ended December 31, 2017 resulted in net cash inflows of Ps.14,491 million, corresponding to Ps.12,260 million from continuing operations and Ps.2,231 million from discontinued operations, mainly due to loans obtained for Ps.20,560 million, Ps.247 million related to capital contributions from non-controlling interest in subsidiaries, and Ps.167 million related to derivative financial instruments net; offset by the payment of loans for Ps.9,489 million, the payment of interest on short-term and long-term debt of Ps.4,124 million, and Ps.141 million related to dividend distributions.

Capital expenditures

Six months ended December 31, 2018.

During the six-month period ended December 31, 2018, we invested Ps.4,236 million, as follows: (a) acquisitions and improvements of property, plant and equipment of Ps.1,824 million, primarily i) Ps.40 million in buildings and facilities, ii) Ps.1,095 million in communication networks, iii) Ps.670 million in machinery and equipment and others, iv) improvements in our hotels Sheraton Libertador, Llao Llao and Intercontinental (Ps.9 million, Ps.4 million and Ps.6 million, respectively), (b) improvements in our rental properties of Ps.504 million, primarily in our Operations Center in Israel; (c) the development of properties for Ps.1,612 million, mainly in our Operations Center in Israel; (d) Ps.296 million related to the acquisition of land reserves.

Six months ended December 31, 2017.

During the six-month period ended December 31, 2017, we invested Ps.4,940 million (without taking into account business combinations for Ps.349 millions), as follows: (a) acquisitions and improvements of property, plant and equipment of Ps.2,994 million, primarily i) Ps.784 million in buildings and facilities, ii) Ps.774 million in communication networks, iii) Ps.1,423 million in machinery and equipment and others, iv) improvements in our hotels Sheraton Libertador, Llao Llao and Intercontinental (Ps.2 million, Ps.8 million and Ps.3 million, respectively); (b) improvements in our rental properties of Ps.896 million, primarily in our Operations Center in Israel; (c) the development of properties for Ps.1,020 million, mainly in our Operations Center in Israel; (d) Ps.349 million related to business combination; (e) Ps. 30 million related to acquisition of land reserve.

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Indebtedness

The breakdown of our borrowings as of December 31, 2018 was as follows:

	Total as ofDecember 31, 2018(ii)	Fair value as ofDecember 31, 2018
	(in millions of Ps.)
Non Convertible Notes	234,199	235,051
Bank loans	36,621	38,505
Bank overdrafts	132	132
Other borrowings(i)	3,626	5,021
Total borrowings	274,578	278,709
Non-current	230,686
Current	43,892
	274,578

(i) Includes finance leases in the amount of Ps. 16 million as of December 31.
(ii) Includes Ps. 242,892 million as of December 31, corresponding to the Operations Center in Israel.

Operations Center in Argentina

The following table describes our debt as of December, 31 2018:

	Currency	Annual AverageInterest Rate	Nominal value	Book value (in millions of Ps.)

IRSA Propiedades Comerciales S.A. 2023 Notes Serie II	US$	8.75%	360	13,736
IRSA Propiedades Comerciales S.A. 2020 Notes Serie IV	US$	5.00%	140	5,244
IRSA Inversiones y Representaciones S.A. 2020 Notes Serie II	US$	11.50%	71	2,819
IRSA Inversiones y Representaciones S.A. 2019 Notes Serie VII	Ps.	Badlar + 299 bps	384	395
IRSA Inversiones y Representaciones S.A. 2019 Notes Serie VIII	US$	7.00%	184	6,118
Bank loans	US$	5.95%	44	1,430
Bank loans	US$	Libor + 1.9%	35	1,326
Financial Leases	US$	from 3.20% to 14.40%	0	16
Related Party	Ps.	Badlar	5	7
Related Party	Ps.	15.25%	6	3
Related Party	US$	Libor + 3%	1	38
AABE Debt	Ps.	Libor	70	106
Seller financing	US$	N/A	2	88
Bank overdrafts	Ps.	from 25.00% to 63.00%		132
Others	US$	3.50%	5	180
Others	US$	8.50%	1	48

Operation Center in Israel

Financial debt as of December, 31 2018:

	Currency	Annual Average Interest Rate	Nominal value	Book value (in millions of Ps.)
Non-convertible Notes IDBD Serie I	NIS	4.95%	928	8,742
Non-convertible Notes IDBD Serie J	NIS	6.60%
Non-convertible Notes IDBD Serie K	NIS	4.84%	86	866
Non-convertible Notes IDBD Serie M	NIS	8.08%	655	6,562
Non-convertible Notes IDBD Serie N	NIS	5.15%	965	9,702
Non-convertible Notes DIC Serie F	NIS	4.95%	1,872	20,300
Non-convertible Notes DIC Serie H	NIS	4.45%	31	362
Non-convertible Notes DIC Serie J	NIS	4.52%	2,543	26,358
Non-convertible Notes Cellcom Serie F	NIS	4.60%	429	4,600

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	Currency	Annual AverageInterest Rate	Nominal value	Book value (in millions of Ps.)
Non-convertible Notes Cellcom Serie G	NIS	6.99%	86	887
Non-convertible Notes Cellcom Serie H	NIS	1.98%	836	8,305
Non-convertible Notes Cellcom Serie I	NIS	4.14%	724	7,395
Non-convertible Notes Cellcom Serie J	NIS	2.62%	103	1048
Non-convertible Notes Cellcom Serie K	NIS	3.75%	712	7,177
Non-convertible Notes Cellcom Serie L	NIS	2.66%	597	6,034
Non-convertible Notes PBC Serie D	NIS	4.95%	1,317	17,065
Non-convertible Notes PBC Serie F	NIS	4.95%	742	8,164
Non-convertible Notes PBC Serie G	NIS	7.05%	528	6,009
Non-convertible Notes PBC Serie H	NIS	4.55%	86	873
Non-convertible Notes PBC Serie I	NIS	4.75%	1,674	17,177
Non-convertible Notes PBC Gav-Yam Serie A	NIS	3.19%	360	3,613
Non-convertible Notes PBC Gav-Yam Serie E	NIS	4.55%	350	3,533
Non-convertible Notes PBC Gav-Yam Serie F	NIS	4.75%	1,887	25,678
Non-convertible Notes PBC Gav-Yam Serie G	NIS	6.41%	1,044	10,258
Non-convertible Notes PBC Gav-Yam Serie H	NIS	3.55%	320	3,222
Non-convertible Notes PBC Ispro Serie B1	NIS	5.40%	153	1,957
Bank loans	US$	from 4.07% to 7.00%	758	18,309
Bank loans (1)	NIS	from 1.55% to 1.73%	1,538	15,556
Others	NIS	from 1.22% to 3.20%	347	3,140

   (1) Includes NIS 186 million of CPI-Linkes loans.

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